ROGERS COMMUNICATIONS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
Management’s discussion and analysis (“MD&A”) should be read in conjunction with our 2005 Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars, unless otherwise stated. Please refer to Note 23 to the 2005 Audited Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP. This MD&A, which is current as of March 1, 2006, is organized into six sections.

1		2		3		4		5		6
								ACCOUNTING
				FINANCING AND				POLICIES AND		ADDITIONAL
CORPORATE		SEGMENT		RISK		OPERATING		NON-GAAP		FINANCIAL
OVERVIEW		REVIEW		MANAGEMENT		ENVIRONMENT		MEASURES		INFORMATION
3	Our Business	10	Wireless	41	Consolidated Liquidity and Capital Resources	49	Government Regulation and Regulatory Developments	70	Key Performance Indicators and Non-GAAP Measures	84	2006 Financial and Operating Guidance

3	Our Strategy	23	Cable	44	Interest Rate and Foreign Exchange Management	54	Competition	73	Critical Accounting Policies	87	Five-Year Financial Summary

3	Recent Acquisitions	32	Telecom	46	Outstanding Share Data	56	Risks and Uncertainties	74	Critical Accounting Estimates	87	Summary of Seasonality and Quarterly Results

4	Consolidated Financial and Operating Results	38	Media	47	Dividends and Other Payments on RCI Equity Securities			78	New Accounting Standards	90	Supplementary Information: 2005 Quarterly Summary

				48	Commitments and Other Contractual Obligations			79	U.S. GAAP Differences	91	Supplementary Information: 2004 Quarterly Summary

				48	Off-Balance Sheet Arrangements			80	Intercompany and Related Party Transactions	92	Supplementary Information: Non-GAAP Calculations

1	Rogers Communications 2005 MD&A

In this MD&A, the terms “we”, “us”, “our”, and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which were reported in the following four segments as at December 31, 2005:
•	“Wireless”, which refers to our wholly owned subsidiary Rogers Wireless Communications Inc. and its subsidiaries (“RWCI”), including Rogers Wireless Inc. and its subsidiaries (“RWI”) including Fido Inc., formerly Microcell Inc., and its subsidiaries (“Fido”);

•	“Cable”, which refers to our wholly owned subsidiary Rogers Cable Inc. and its subsidiaries;

•	“Telecom”, which refers to our wholly owned subsidiary Rogers Telecom Holdings Inc., formerly Call-Net Enterprises Inc. (“Call-Net”), and its subsidiaries. We acquired Telecom on July 1, 2005 and its results are consolidated with ours effective as of the July 1, 2005 acquisition date; and

•	“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries.
“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.
Throughout this release, all percentage changes are calculated using numbers rounded to the decimal to which they appear.
Caution Regarding Forward-Looking Statements
This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. These forward-looking statements also include, but are not limited to, financial guidance relating to revenue, operating profit and PP&E expenditures, expected growth in subscribers, the deployment of new services, integration costs, and other statements that are not historical facts. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the conclusions, forecasts or projections reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of material factors, including economic conditions, technological change, the integration of acquisitions, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. Forward-looking statements and assumptions for time periods subsequent to 2006 by their nature involve longer-term assumptions and estimates than those for 2006 and are consequently subject to greater uncertainty; therefore, the reader is especially cautioned not to place undue reliance on such longer-term forward-looking statements. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise. For a more detailed discussion of the material factors or assumptions that were applied in drawing conclusions or making a forecast or projection set out in such forward looking information, see the sections of this MD&A entitled “Risks and Uncertainties” and “Material Assumptions”.
Additional Information
Additional information relating to us, including our Annual Information Form and discussions of our 2005 interim quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

2	Rogers Communications 2005 MD&A

1. CORPORATE OVERVIEW
Our Business
We are a diversified public Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider and the operator of the country’s only Global System for Mobile Communications/General Packet Radio Service network, with Enhanced Data for GSM Evolution (“EDGE”) technology (“GSM/GPRS/EDGE”); in cable television, high-speed Internet access, voice-over-cable telephony and video retailing through Cable, Canada’s largest cable television provider, in local and long distance voice and data telecommunications services for business and residential customers across Canada through Telecom which we acquired on July 1, 2005; and in radio and television broadcasting, televised shopping, magazines, trade publications, and sports entertainment through Media.
We also hold other interests including an investment in a pay-per-view movie service as well as investments in several specialty television channels, all of which are accounted for by the equity method. In addition, we hold interests in other public and private companies for investment purposes.
For more detailed descriptions of our Wireless, Cable, Telecom and Media businesses, see the respective segment discussions below.
Our Strategy
Our business objective is to maximize revenue, operating income and return on invested capital by enhancing our position as one of Canada’s leading national diversified communications and media companies. Our strategy is to be the preferred provider of communications, entertainment and information services to Canadians. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels and marketing resources across the Rogers group of companies to create value for our customers and shareholders.
We help to identify and facilitate opportunities for Wireless, Cable, Telecom, and Media to create bundled product and service offerings, as well as for the cross-marketing and cross-promotion of products and services to increase sales and enhance subscriber loyalty. We also work to identify and implement areas of opportunity for our businesses that will enhance operating efficiencies and capital utilization by sharing infrastructure, corporate services and sales distribution channels.
Cable has recently deployed an advanced broadband Internet Protocol (“IP”) multimedia network to support primary line voice-over-cable telephony and other new services across our cable service areas. We launched voice-over-cable telephony services in our largest market, the Greater Toronto Area, on July 1, 2005, and have since begun launching other services in other markets within our cable service areas. To further our scale position and extend the geographic footprint of our telephony service offerings in the Canadian telecommunications market, on July 1, 2005, we acquired Call-Net, a Canadian telecommunications provider which operates nationally. This acquisition is described below, in the section entitled “Acquisition of Telecom (Formerly Call-Net)”.
For a more detailed discussion of the respective business strategies of Wireless, Cable, Telecom, and Media, refer to the respective segment discussions below.
Recent Acquisitions
Acquisition of Telecom (Formerly Call-Net)
On July 1, 2005, we acquired 100% of Telecom (formerly Call-Net), a Canadian integrated telecommunications solutions provider of local, long distance and data services to more than 600,000 households and businesses across Canada, in a share-for-share transaction announced May 11, 2005. The Telecom acquisition brought us an extensive national fibre

3	Rogers Communications 2005 MD&A

network with approximately 160 co-locations in major urban areas across Canada and network facilities in the U.S. and United Kingdom.
As consideration for the acquisition, we issued approximately 8.5 million RCI Class B Non-Voting shares and approximately 0.4 million fully-vested options to acquire RCI Class B Non-Voting shares with Call-Net shareholders receiving one Class B Non-Voting share for each 4.25 shares of Call-Net. Including estimated transaction costs of $4.0 million, the purchase price of the acquisition was $328.5 million. This transaction has been accounted for using the purchase method and we began to consolidate Telecom’s results of operations with our own effective July 1, 2005. Subsequent to the acquisition, we changed the name of Call-Net to Rogers Telecom Holdings Inc. Telecom’s results are reported as a separate segment as discussed in the Telecom section of this MD&A. Refer to “Critical Accounting Estimates – Purchase Price Allocations” and Note 3 to the Consolidated Financial Statements for more details regarding these transactions.
Purchase of Rogers Wireless Shares and Acquisition of Fido
On September 13, 2004, we announced an agreement with JVII General Partnership (“JVII”), a general partnership wholly-owned by AT&T Wireless Services, Inc., (“AWE”) whereby we agreed to purchase all of JVII’s 27,647,888 Class A Multiple Voting shares (“Class A shares”) and 20,946,284 Class B Restricted Voting shares (“Class B shares”) of Wireless for a cash purchase price of $36.37 per share totalling $1,767.4 million. We closed this transaction on October 13, 2004 which had the effect of increasing our ownership of Wireless from 55.3% at September 30, 2004 to approximately 89.3%.
On September 20, 2004, together with Wireless, we announced an all-cash offer of $35.00 per share to acquire all of the issued and outstanding equity securities of Fido, Canada’s fourth largest wireless communications provider. The acquisition of Fido was successfully completed effective November 9, 2004 and made Wireless the largest wireless operator in Canada and the only Canadian wireless provider operating on the world standard GSM/GPRS/EDGE wireless technology platform.
On November 11, 2004, we announced an exchange offer to purchase all of the publicly-owned Class B Restricted Voting shares of Wireless, with the consideration being 1.75 RCI Class B Non-Voting shares for each Wireless Class B share held. The acquisition was successfully completed effective December 31, 2004, and Wireless became a wholly-owned subsidiary. We issued a total of 28,072,856 RCI Class B Non-Voting shares as consideration in this transaction.
Refer to “Critical Accounting Estimates – Purchase Price Allocations” and Note 3 to the Consolidated Financial Statements for more details regarding these transactions.
Consolidated Financial and Operating Results
See the sections in this MD&A entitled “Critical Accounting Policies”, “Critical Accounting Estimates” and “New Accounting Standards” and also the Notes to the Audited Consolidated Financial Statements for a discussion of critical and new accounting policies and estimates as they relate to the discussion of our operating and financial results below.
We measure the success of our strategies using a number of key performance indicators as outlined in the section “Key Performance Indicators and Non-GAAP Measures”. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as alternatives to net income or any other measure of performance under Canadian or U.S. GAAP.
Basis of Pro Forma Information
Certain financial and operating data information in this release has been prepared on a pro forma basis as if the transactions relating to Wireless and Fido, as described herein, had occurred on January 1, 2003, and as if the acquisition of Telecom as described herein, had occurred on January 1, 2004. Such information is based on our historical financial statements, the historical financial statements of Fido, Wireless, and Telecom, and the accounting for the respective business combinations.

4	Rogers Communications 2005 MD&A

Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transactions had occurred on January 1, 2003, in the case of Wireless and Fido, and on January 1, 2004 in the case of Telecom, nor does it purport to project the results of operations for any future period.
This pro forma information reflects, among other things, adjustments to Fido and Telecom’s historically reported financial information to conform to our accounting policies, the impacts of purchase accounting, and the impact of amortizing the deferred compensation expense arising on the exchange of employee stock options in RWCI into stock options to acquire Class B Non-Voting shares of RCI. The pro forma adjustments are based upon certain estimates and assumptions that we believe are reasonable. Accounting policies used in the preparation of these statements are those disclosed in our 2005 Annual Audited Consolidated Financial Statements and Notes thereto.
Certain tables in the sections below titled “Wireless Operating and Financial Results (Pro Forma)”, “Wireless Revenues and Subscribers (Pro Forma)”, “Telecom Operating and Financial Results (Pro Forma)”, “Telecom Subscribers (Pro Forma)” present selected unaudited pro forma information.
Operating Highlights and Significant Developments in 2005
•	Coinciding with the 20th anniversary of Rogers’ launch of wireless services, on July 1, 2005, we introduced Rogers Home Phone voice-over-cable local telephony service in the Greater Toronto Area and also successfully completed the acquisition of Call-Net, a national provider of voice and data communications services. We began to centralize the management of sales of our wireless and cable products to business with Telecom’s business offerings. At the same time, we also began centralizing the management of the sales and services of Telecom and Cable’s circuit switched and voice-over-cable residential telephony offerings.

•	On June 30, 2005, we issued a notice of redemption for all of our 5.75% Convertible Debentures due November 26, 2005, at a redemption price per US$1,000 face amount of US$992.28, for an aggregate redemption amount of approximately US$223.0 million and with a redemption date of August 2, 2005. An aggregate of approximately 7.7 million RCI Class B Non-Voting shares were issued.

•	On October 11, 2005, we issued a notice to Microsoft Corporation (“Microsoft”) of our intention to redeem the $600 million aggregate principal amount of 5 1/2% Convertible Preferred Securities due August 2009. On October 17, 2005, we received notice that Microsoft had elected to convert these securities, and, pursuant to this notice of conversion, we issued 17,142,857 shares of our Class B Non-Voting stock to Microsoft on October 24, 2005 at the exercise price of $35 per share.

•	We, together with Bell Canada, announced a joint venture that will build and manage a Canada-wide wireless broadband network utilizing the two companies’ extensive fixed wireless spectrum holdings and existing network of cellular tower and backhaul assets.

•	Our Board of Directors approved a 50% increase in the annual dividend to $0.15 per share, paid semi-annually. We declared a semi-annual dividend of $0.075 per share on each outstanding RCI Class B Non-Voting share and RCI Class A Voting share, which was paid on January 6, 2006 to shareholders of record on December 28, 2005.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
For the year ended December 31, 2005, Wireless, Cable, Telecom, and Media represented 53.5%, 27.6%, 5.7% and 14.7%, of our consolidated revenue, respectively, offset by corporate items and eliminations of (1.5%), and 62.4%, 33.5%, 2.1% and 6.0%, of our consolidated operating profit, respectively, offset by corporate items and eliminations of (4.0%). For more detailed discussions of Wireless, Cable, Telecom, and Media, refer to the respective segment discussions. Our financial results include the operations of Telecom from the July 1, 2005 date of acquisition and the operations of Fido from the November 9, 2004 date of acquisition.

5	Rogers Communications 2005 MD&A

Summarized Consolidated Financial Results

	Years Ended December 31,
(In millions of dollars, except per share amounts and margin)	2005	2004	% Chg
Operating revenue
Wireless	$4,006.6	$2,783.5	43.9
Cable	2,067.7	1,945.7	6.3
Media	1,097.2	956.9	14.7
Telecom	423.9	—	—
Corporate items and eliminations	(113.2)	(77.9)	(45.3)

Total	$7,482.2	$5,608.2	33.4

Operating expenses, including integration expenses (1)
Wireless	$2,669.5	$1,833.1	45.6
Cable	1,349.1	1,237.0	9.1
Media	969.4	841.5	15.2
Telecom	378.0	—	—
Corporate items and eliminations	(27.4)	(37.6)	27.1

Total	$5,338.6	$3,874.0	37.8

Operating profit, after integration expenses (1) (2)
Wireless	$1,337.1	$950.4	40.7
Cable	718.6	708.7	1.4
Media	127.8	115.4	10.7
Telecom	45.9	—	—
Corporate items and eliminations	(85.8)	(40.3)	(112.9)

Total	$2,143.6	$1,734.2	23.6

Other income and expense, net (3)	2,188.3	1,801.3	21.5

Loss	$(44.7)	$(67.1)	33.4

Loss per share — basic and diluted	$(0.15)	$(0.28)	(46.4)

Additions to PP&E (2)
Wireless (4)	$584.9	$439.2	33.2
Cable	676.2	587.9	15.0
Media	39.6	20.3	95.1
Telecom	37.4	—	—
Corporate items and eliminations	15.6	7.6	105.3

Total	$1,353.7	$1,055.0	28.3

Operating profit margin (1) (2)	28.6%	30.9%

(1)	Operating expenses and operating profit in 2005 include integration expenses of $66.5 million (2004 — $4.4 million).

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section and Supplementary Information for details of the calculation.

(3)	See the “Reconciliation of Operating Profit to Net Loss” section for details of these amounts.

(4)	Wireless additions to property, plant and equipment (“PP&E”) in 2005 include capital expenditures related to Fido integration of $92.5 million.
Our consolidated revenue was $7,482.2 million in 2005, an increase of $1,874.0 million, or 33.4%, from $5,608.2 million in 2004. Of the increase, Wireless contributed $1,223.1 million, Cable $122.0 million, Telecom $423.9 million, and Media $140.3 million, offset by an increase in corporate eliminations of $35.3 million. Effective July 31, 2004, as more fully described below, we began to consolidate the Blue Jays. As a result, equity losses of the Blue Jays for the first seven months of 2004 are included in losses from investments accounted for by the equity method, and the financial results of the Blue Jays for the last five months of 2004 and all of 2005 are consolidated with our Media operations.

6	Rogers Communications 2005 MD&A

Our consolidated operating profit was $2,143.6 million, an increase of $409.4 million, or 23.6%, from $1,734.2 million in 2004. Of this increase, Wireless contributed $386.7 million, Cable $9.9 million, Telecom $45.9 million, and Media $12.4 million of the operating profit increase. Consolidated operating profit as a percentage of operating revenue (“operating profit margin”) decreased to 28.6% in 2005 from 30.9% in 2004. On a consolidated basis, we recorded a net loss of $44.7 million for the year ended December 31, 2005, as compared to a net loss of $67.1 million in 2004.
Refer to the respective individual segment discussions for details of the revenue, operating expenses, operating profit and additions to PP&E of Wireless, Cable, Telecom, and Media.
2005 Performance Against Targets
The following table sets forth the guidance ranges for selected full-year financial and operating metrics that we provided for 2005, as revised during the year, versus the actual results we achieved for the year. As indicated in the table, we either met or exceeded our operating and financial targets in all categories.

	2005			2005
(In millions of dollars, except subscribers)	Guidance (1)			Actual
Revenue
Wireless (network revenue)	$3,560	to	$3,600	$3,613
Cable	2,060	to	2,075	2,068
Media (excluding Sports Entertainment)	925	to	950	937
Sports Entertainment	150	to	160	160

Operating Profit (2)
Wireless (3)	$1,350	to	$1,390	$1,391
Cable (4)	710	to	725	719
Media (excluding Sports Entertainment)	130	to	140	139
Sports Entertainment	(18)	to	(22)	(11)

Capital Expenditures
Wireless (5)	$475	to	$500	$492
Cable	590	to	690	676

Net subscriber additions (000’s)
Wireless voice and data	600,000	to	650,000	619,000
Basic cable	Flat to down 1% from 2004			9,200
Internet subscribers	165,000	to	195,000	209,000
Digital subscribers	175,000	to	275,000	238,000

Fido Integration Costs
Non-recurring cash integration costs	$185	to	$215	$198

(1)	As reaffirmed or revised October 25, 2005. Does not include July 1, 2005 acquisition of Telecom.

(2)	Before management fees paid to RCI.

(3)	Excluding costs related to Fido integration.

(4)	Includes $19.2 million of losses associated with cable telephony launch.

(5)	Excludes expenditures related to Fido integration.

7	Rogers Communications 2005 MD&A

Reconciliation of Operating Profit to Net Loss
The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to net income as defined under Canadian GAAP.

	Years Ended December 31,
(In millions of dollars)	2005	2004

Operating profit (1)	$2,143.6	$1,734.2
Depreciation and amortization	(1,478.0)	(1,092.6)

Operating income	665.6	641.6
Interest on long-term debt	(710.1)	(576.0)
Foreign exchange gain (loss)	35.5	(67.6)
Change in the fair value of derivative instruments	(25.2)	26.8
Loss on repayment of long-term debt	(11.2)	(28.2)
Other income	2.9	19.3
Income tax expense	(2.2)	(3.4)
Non-controlling interest	—	(79.6)

Loss for the year	$(44.7)	$(67.1)

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
Depreciation and Amortization Expense
Depreciation and amortization expense was $385.4 million higher in 2005 compared to 2004. The increase is primarily due to the additional depreciation and amortization of tangible and intangible assets arising from the acquisitions of Fido and the minority interests in Wireless in the fourth quarter of 2004 and the acquisition of Telecom in the third quarter of 2005. Amortization of intangibles totalled approximately $382.3 million in 2005 compared to approximately $64.3 million in 2004.
Operating Income
Operating income was $665.6 million in 2005, an increase of $24.0 million, or 3.8%, from $641.6 million in 2004, reflecting the growth in Wireless and the inclusion of Telecom, offset by integration expenses of $66.5 million and the increase in the amortization of intangibles assumed on acquisition.
Interest Expense on Long-Term Debt
Interest expense in 2005 increased by $134.1 million compared to 2004, due primarily to the increase in long-term debt in the fourth quarter of 2004 associated with the acquisitions of Fido and AWE’s interest in Wireless. This increase was partially offset by a lower weighted average interest rate in 2005 compared to 2004 as a result of an increase in lower cost floating rate bank debt in 2005.
Foreign Exchange Gain (Loss)
The foreign exchange gain of $35.5 million in 2005 arose primarily from the strengthening of the Canadian dollar during 2005 from $1.2036 at December 31, 2004 to $1.1659 at December 31, 2005, favourably affecting the translation of the unhedged portion of our U.S. dollar-denominated debt. In 2004, despite the continuing strength in the Canadian dollar on a year-over-year basis, we recorded a foreign exchange loss of $67.6 million, arising primarily from the change in accounting policy for derivative instruments that resulted in our discontinuing the accounting for cross-currency interest rate exchange agreements as hedges for the six-month period ended June 30, 2004, a period during which the Canadian dollar weakened against the U.S. dollar. On July 1, 2004, for accounting purposes, we designated the majority of our cross-currency interest rate exchange agreements as hedges on our U.S. dollar-denominated debt, thereby largely

8	Rogers Communications 2005 MD&A

mitigating for accounting purposes our sensitivity to changes in the value of the Canadian dollar for the remainder of the year. See the section entitled “Change in Fair Value of Derivative Instruments” below.
Change in Fair Value of Derivative Instruments
The loss of $25.2 million in 2005 was a result of the strengthening of the Canadian dollar relative to that of the U.S. dollar as described above and the resulting change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges.
Effective January 1, 2004, in accordance with AcG-13, we determined that we would not record our derivative instruments, including cross-currency interest rate exchange agreements, as hedges for accounting purposes and consequently began to account for such derivatives on a mark-to-market basis, with resulting gains or losses recorded in or charged against income. Accordingly, up to June 30, 2004, we recorded the change in the fair value of our derivative instruments as either income or expense, depending on the change in the fair value of our cross-currency interest rate exchange agreements.
Effective July 1, 2004, we met the requirements of AcG-13 to treat certain of our cross-currency interest rate exchange agreements as hedges for accounting purposes. Hedge accounting was applied prospectively beginning July 1, 2004. The exchange agreements not accounted for as hedges continue to be marked-to-market with their change in fair value each period either recorded in or charged against income, as appropriate.
Loss on Repayment of Long-Term Debt
In the fourth quarter of 2005, Cable redeemed US$113.7 million of its 11% Senior Subordinated Guaranteed Debentures due 2015. Cable’s loss on redemption was $9.8 million including the premium on redemption as well as the write-off of the related deferred financing costs and deferred transitional loss. In addition, we redeemed long-term debt at Telecom resulting in a loss on repayment of $1.4 million.
During 2004, we redeemed an aggregate US$708.4 million and $300.0 million principal amount of AWE’s Notes and Debentures and repaid in full a $1,750.0 million bridge credit facility related to the acquisition of AWE’s interest in Wireless. We paid aggregate prepayment premiums of $49.2 million, and wrote off deferred financing costs of $19.2 million, offset by a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the year, resulting in a loss on the repayment of long-term debt of $28.2 million.
Other Income
Other income of $2.9 million in 2005 includes other equity income and losses from investments, gains on the sale of investments and write-downs required to reflect the other-than-temporary declines in the values of certain investments. The other income in 2004 includes investment income as well as an $8.9 million gain realized on the exchange of Cogeco Cable Inc. shares for shares of Cogeco Inc., and a $15.5 million dilution gain associated with stock option exercises at Wireless, offset by losses on investments accounted for by the equity method.
Income Tax Expense
The $2.2 million and $3.4 million income tax expenses in 2005 and 2004, respectively consist primarily of the Federal Large Corporations Tax. In the fourth quarter of 2005, we also determined it is more likely than not that we would realize the benefit of a portion of our future tax assets, which consist primarily of non-capital loss carryforwards. Accordingly, a future tax asset of $460.4 million was recognized. Since the majority of the future tax assets recognized relate to income tax assets of acquired entities, primarily Fido, the benefit was reflected as a reduction of goodwill in the amount of $451.8 million. The $8.6 million balance of the benefit was recorded as a future income tax reduction in 2005.

9	Rogers Communications 2005 MD&A

Non-controlling Interest
Non-controlling interest represents the portion of Wireless’ income attributable to its minority shareholders prior to our acquisition of AWE’s interest in Wireless on October 13, 2004 and the privatization of Wireless on December 31, 2004. The non-controlling interest charge of $79.6 million for 2004 represents approximately 44.7% of Wireless’ income from January 1, 2004 until October 13, 2004 when we completed our purchase of AWE’s 34% ownership interest in Wireless, and 11.2% of Wireless’ income from October 13, 2004 to December 31, 2004, including the dilution effect from the exercise of Wireless stock options. The non-controlling interest in Wireless was reduced from 11.2% to nil on December 31, 2004 when we acquired the remaining minority interests in Wireless. Reflecting our 100% ownership of Wireless effective December 31, 2004, the amount of the non-controlling interest in Wireless’ for 2005 was nil.
Net Loss and Loss per Share
We recorded a net loss of $44.7 million in 2005, or a basic loss per share of $0.15 (diluted - $0.15), compared to a net loss of $67.1 million or basic loss per share of $0.28 (diluted — $0.28) in 2004. This decrease in loss was primarily due to the growth in operating profit, offset by integration expenses, the amortization of intangibles assumed on acquisition, the increase in interest on long-term debt associated with our acquisitions, and the fact that 2004 reflects higher foreign exchange losses, and non-controlling interest of $79.6 million.
Employees
Remuneration represents a material portion of our expenses. At December 31, 2005, we had approximately 21,000 full-time equivalent employees (“FTEs”) across all of our operating groups, including our shared services organization and corporate office, representing an increase of approximately 3,000 from the level at December 31, 2004 primarily due to an increase of 1,900 employees as a result of the acquisition of Telecom and an increase of 1,200 employees in our head office and call centres, partially offset by reductions associated with the integration of Fido during the year. Total remuneration paid to employees (both full and part time) in 2005 was approximately $1,220.6 million, an increase of $220.5 million from $1,000.1 million in 2004.
2. SEGMENT REVIEW
WIRELESS
Wireless Business
Wireless is the largest Canadian wireless communications service provider, serving nearly 6.3 million subscribers at December 31, 2005, including nearly 6.2 million wireless voice and data subscribers. Wireless operates a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology. Wireless is Canada’s only carrier operating on the world standard GSM/GPRS technology platform. The GSM/GPRS/EDGE network provides coverage to approximately 94% of Canada’s population. Subscribers to its wireless services have access to these services across the U.S. through roaming agreements with various wireless operators. Its subscribers also have access to wireless voice service internationally in over 175 countries and GPRS service internationally in over 75 countries, including throughout Europe, Asia, Latin America, and Africa through roaming agreements with other GSM wireless providers.
Wireless Products and Services
Wireless offers wireless voice, data and messaging services across Canada. Wireless voice services are available in either postpaid or prepaid payment options. In addition, the GSM/GPRS/EDGE network provides customers with advanced high-speed wireless data services, including mobile access to the Internet, wireless e-mail, digital picture and video transmission, video streaming, music downloading, and two-way short messaging service (“SMS”).

10	Rogers Communications 2005 MD&A

Wireless Distribution Network
Wireless markets its products and services under both the Rogers Wireless and Fido brands through an extensive nationwide distribution network of over 7,000 dealer and retail locations across Canada (excluding the Rogers Video locations), which include approximately 2,000 locations selling subscriptions to service plans, handsets and prepaid cards and approximately 5,000 additional locations selling prepaid cards. Wireless’ nationwide distribution network includes an independent dealer network, Rogers Wireless and Fido stores and kiosks, major retail chains, and convenience stores. Wireless also offers many of its products and services through a retail agreement with Rogers Video, which is a division of Rogers Cable that has more than 314 locations across Canada, and on the Rogers Wireless and Fido e-business websites.
Wireless Networks
Wireless is a facilities-based carrier operating its wireless networks over a broad, national coverage area with an owned and leased fibre-optic and microwave transmission infrastructure. The seamless, integrated nature of its networks enables subscribers to make and receive calls and to activate network features anywhere in Wireless’ coverage area and in the coverage area of Wireless’s roaming partners as easily as if they were in their home area.
Wireless operates a digital wireless GSM/GPRS network in the 1900 megahertz (MHz) and 850 MHz frequency bands across its national footprint. The GSM/GPRS network, which was initially deployed in 2002, operates seamlessly between the two frequencies and provides high-speed integrated voice and packet data transmission service capabilities. During 2004, Wireless completed the deployment of EDGE technology across its national GSM/GPRS network. Accomplished by the installation of network software upgrades, EDGE more than tripled the wireless data transmission speeds previously available on the network. In December 2005, Wireless initiated testing of UMTS/HSDPA third generation (“3G”) wireless technology in the downtown core of Toronto. UMTS/HSDPA is the next phase of the evolution of the GSM/EDGE platform delivering high mobility, high bandwidth wireless access for voice and data services, as discussed in the “Additions to PP&E” section.
Fido’s wireless network was also a GSM/GPRS network operating on the 1900 MHz frequency band. During 2005, Wireless completed the process of integrating the Rogers Wireless and Fido GSM/GPRS networks. This network integration enabled Wireless to increase the density and quality of its wireless coverage while also reducing costs through the elimination of redundant cell sites and other network facilities.
Including the acquired Fido spectrum, Wireless holds 25 megahertz of contiguous spectrum across Canada in the 850 frequency range and 60 megahertz in the 1900 frequency range across the country with the exception of Southwestern Ontario, Northern Quebec, and the Yukon, Northwest and Nunavut territories where Wireless holds 50 megahertz in the 1900 frequency range.
Wireless also holds certain broadband fixed wireless spectrum in the 2300 MHz, 2500 MHz and 3500 MHz frequency ranges. In September 2005, Wireless, together with Bell Canada announced the formation of an equally-owned joint venture to construct a pan-Canadian wireless broadband network that will be based on the evolving Wi-MAX standards. Both companies will contribute their respective fixed wireless spectrum holdings to the joint venture, along with access to their respective cellular towers and network backhaul facilities. The fixed wireless network will act as a wholesale provider of capacity to each of the joint venture partners who in turn will market, sell, support and bill for their respective service offerings over the network.
Wireless Strategy
Wireless’ goal is to achieve profitable growth within the Canadian wireless communications industry, and its strategy is designed to maximize its cash flow and return on invested capital. The key elements of its strategy are as follows:
•	Enhancing its scale and competitive position in the Canadian wireless communications market through the acquisition and integration of Fido;

11	Rogers Communications 2005 MD&A

•	Focusing on voice and data services that are attractive to youth, families, and small and medium-sized businesses to optimize its customer mix;

•	Delivering on customer expectations by improving handset reliability, network quality and customer service while reducing subscriber deactivations, or churn;

•	Increasing revenue from existing customers by utilizing analytical tools to target customers likely to purchase optional services such as voicemail, caller line ID, text messaging and wireless Internet;

•	Enhancing sales distribution channels to increase focus on youth and business customers;

•	Maintaining a technologically advanced, high-quality and pervasive network by improving the quality of the GSM/GPRS/EDGE network and increasing capacity; and

•	Leveraging relationships across the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling and joint sales distribution initiatives as well as cost reduction initiatives through infrastructure sharing.
Recent Wireless Industry Trends
Focus on Customer Retention
The wireless communications industry’s current market penetration in Canada is approximately 52% of the population, compared to approximately 69% in the U.S. and approximately 114% in the United Kingdom, and Wireless expects the Canadian wireless industry to grow by approximately 4 to 5 percentage points of penetration each year. While this will produce growth, the growth on a year-over-year percentage change basis is slowing compared to historical levels. This deeper penetration drives an increased focus on customer satisfaction, the promotion of new data and voice services and features and, primarily, customer retention. As discussed below, the Canadian Radio-television and Telecommunications Commission (“CRTC”) is implementing Wireless Number Portability (“WNP”). As such, customer satisfaction and retention will become even more critical in the future.
Demand for Sophisticated Data Applications
The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as handsets and other hand-held devices, to develop more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, photos and video clips, and other functions. Wireless believes that the introduction of such new applications will drive the growth for data transmission services. As a result, wireless providers will likely continue to upgrade their digital networks to be able to offer the data transmission capabilities required by these new applications.
Migration to Next Generation Wireless Technology
The ongoing development of wireless data transmission technologies and the increased demand for sophisticated wireless services, especially data communications services, have led wireless providers to migrate towards the next generation of digital voice and data networks. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds and streaming video capability. These networks are expected to support a variety of increasingly advanced data applications, including broadband Internet access, multimedia services and seamless access to corporate information systems, such as e-mail and purchasing systems.

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Development of Additional Technologies
The development of additional technologies and their use by consumers may accelerate the widespread adoption of 3G digital voice and data networks. One such example is WiFi, which allows suitably equipped devices, such as laptop computers and personal digital assistants, to connect to a wireless access point. The wireless connection is only effective within a range of approximately 100 meters and at theoretical speeds of up to 54 megabits per second. To address these limitations, WiFi access points must be placed selectively in high-traffic locations where potential customers frequent and have sufficient time to use the service. Technology companies are currently developing additional technologies designed to improve WiFi and otherwise utilize the higher data transmission speeds found in a 3G network. Future enhancements to the range of WiFi service, such as the emerging WiMax technology, and the networking of WiFi access points, may provide additional opportunities for mobile wireless operators to deploy hybrid high-mobility 3G and limited-mobility WiFi networks, each providing capacity and coverage under the appropriate circumstances.
Wireless Operating and Financial Results
For purposes of this discussion, revenue has been classified according to the following categories:
•	Network revenue, which includes revenue derived from:
•	Postpaid (voice and data), which consists of revenues generated principally from monthly fees, airtime and long-distance charges, optional service charges, system access fees and roaming charges;

•	Prepaid, which consists of revenues generated principally from the advance sale of airtime, usage and long- distance charges; and

•	One-way messaging, which consists of revenues generated from monthly fees and usage charges.
•	Equipment sales which consists of revenue generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to subscribers through direct fulfillment by Wireless’ customer service groups, its websites and telesales.
Operating expenses are segregated into the following categories for assessing business performance:
•	Cost of equipment sales, representing costs related to equipment revenue;

•	Sales and marketing expenses, consisting of costs to acquire new subscribers such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees as well as direct overheads related to these activities;

•	Operating, general and administrative expenses, consisting primarily of network operating expenses, customer care expenses, retention costs, including residual commissions paid to distribution channels, Industry Canada licencing fees associated with spectrum utilization, inter-carrier payments to roaming partners and long-distance carriers, CRTC contribution levy and all other expenses incurred to operate the business on a day-to-day basis; and

•	Integration expenses, relating to the integration of Fido operations, including certain severance costs, consulting, certain costs of conversion of billing and other systems.

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Summarized Wireless Financial Results (Actual)

	Years Ended December 31,
(In millions of dollars, except margin)	2005	2004	% Chg

Operating revenue
Postpaid (voice and data)	$3,383.5	$2,361.1	43.3
Prepaid	209.6	116.7	79.6
One-way messaging	19.6	24.5	(20.0)

Network revenue	3,612.7	2,502.3	44.4
Equipment sales	393.9	281.2	40.1

Total operating revenue	4,006.6	2,783.5	43.9

Operating expenses
Cost of equipment sales	773.2	509.6	51.7
Sales and marketing expenses	603.8	444.4	35.9
Operating, general and administrative expenses	1,238.9	874.7	41.6
Integration expenses(1)	53.6	4.4	—

Total operating expenses	2,669.5	1,833.1	45.6

Operating profit(2)	1,337.1	950.4	40.7

Operating profit margin as % of network revenue(2)	37.0%	38.0%

Additions to property, plant and equipment (“PP&E”)(2)	$584.9	$439.2	33.2

(1)	Expenses incurred relate to the integration of Fido operations .

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
Wireless Operating Highlights for the Year Ended December 31, 2005
•	Wireless ended the year with a total of 6,168,000 retail wireless voice and data subscribers, reflecting postpaid net additions for the year of 603,100 and prepaid net additions of 15,700. Monthly postpaid churn decreased year-over-year to 1.61%.
•	The Fido integration was essentially completed with the two GSM networks now fully integrated and all postpaid and prepaid retail Fido subscribers migrated onto the Wireless billing platforms.
•	Wireless operating revenue increased by 43.9% for the year to $4,006.6 million in 2005 from $2,783.5 million in 2004.
•	Revenues from wireless data services grew approximately 109.7% year-over-year to $297.0 million in 2005 from $141.6 million in 2004, and represented approximately 8.2% of network revenue compared to 5.7% in 2004.
•	Wireless operating profit grew 40.7% year-over-year as network revenue growth exceeded the increase in operating expenses.
•	On July 1, 2005, Canada’s national wireless carriers introduced inter-carrier multimedia message services (“MMS”) to wireless phone customers across the country. MMS greatly enhances traditional text messaging by allowing users to include photos, video clips, graphics, and audio clips and send them to other MMS-capable phones or to any e-mail address in the world.
•	Wireless announced a wholesale agreement with Vidéotron under which Vidéotron will operate as a mobile virtual network operator, (“MVNO”), reselling Wireless’ wireless voice and data services to its extensive customer base in markets across Québec.

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Wireless Network Revenue and Subscribers (Actual)

	Years Ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2005	2004	% Chg

Postpaid (Voice and Data) (1)
Gross additions(2)(4)	1,453.5	1,161.5	25.1
Net additions(2)(3)(4)	603.1	446.1	35.2
Acquisition of Fido subscribers(5)	—	752.0	—
Total postpaid retail subscribers(3)(4)	4,818.2	4,184.1	15.2
Average monthly revenue per user (“ARPU”)(6)	$63.56	$59.50	6.8
Average monthly usage (minutes)	503	395	27.3
Monthly churn(3)	1.61%	1.81%	(11.0)
Prepaid
Gross additions(2)	576.5	319.0	80.7
Net additions(2)(7)	15.7	32.5	(51.7)
Acquisition of Fido subscribers(5)	—	541.8	—
Total prepaid retail subscribers	1,349.8	1,334.1	1.2
ARPU(6)	$13.20	$11.88	11.1
Monthly churn(7)	3.54%	2.94%	20.4
Total — Postpaid and Prepaid
Gross additions(2)(4)	2,030.0	1,480.5	37.1
Net additions(2)(3)(4)(7)	618.8	478.6	29.3
Acquisition of Fido subscribers(5)	—	1,293.8	—
Total retail subscribers(3)(4)	6,168.0	5,518.2	11.8
ARPU (blended)(6)	$51.99	$50.05	3.9
Monthly churn(3)(7)	2.05%	2.03%	1.0
One-Way Messaging
Gross additions	23.0	29.0	(20.7)
Net losses	(29.8)	(45.2)	(34.1)
Total one-way subscribers	166.3	196.1	(15.2)
ARPU(6)	$9.09	$9.25	(1.7)
Monthly churn	2.43%	2.78%	(12.6)
Wholesale (1)
Total wholesale subscribers	107.7	91.2	18.1

(1)	Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are excluded from the postpaid subscriber figures.

(2)	Subscriber activity includes Fido beginning November 9, 2004.

(3)	Effective December 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date termination is requested. This continued service period which is consistent with the subscriber agreement terms and conditions, resulted in approximately 15,900 additional net postpaid subscribers being included in the year ended December 31, 2004.

(4)	Total postpaid retail subscribers include approximately 31,000 subscribers acquired as part of the purchase of Telecom on July 1, 2005. These subscribers are not included in gross or net additions for the year ended December 31, 2005.

(5)	Fido subscriber base upon acquisition effective November 9, 2004.

(6)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

(7)	Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 and 44,000 in the years ended December 31, 2005 and 2004, respectively, and reducing monthly prepaid churn by 0.10% and 0.45% for the years ended December 31, 2005 and 2004, respectively.

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Wireless Network Revenue (Actual)
Network revenue of $3,612.7 million accounted for 90.2% of total Wireless revenues in 2005, and increased 44.4% from 2004. This increase was driven by the acquisition of Fido’s subscriber base on November 9, 2004, the continued growth in Wireless’ subscriber base, and the increases in both postpaid and prepaid average monthly revenue per user (“ARPU”).
Net additions of postpaid voice and data subscribers were 603,100 for 2005 compared to 446,100 in 2004. Prepaid subscriber net additions were 15,700 for 2005 compared to 32,500 in 2004. Wireless ended the year with a total of 6,168,000 retail wireless voice and data subscribers.
Postpaid voice and data ARPU was $63.56 for the year ended 2005, a 6.8% increase compared to 2004. ARPU has continued to benefit from higher data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, Wireless expects to continue to experience increases in outbound roaming revenues from Wireless’ subscribers travelling outside of Canada, as well as strong growth in inbound roaming revenues from travelers to Canada who utilize Wireless’ network.
Data revenue grew by 109.7% year-over-year, to $297.0 million for the year ended December 31, 2005. Data revenue represented approximately 8.2% of total network revenue in 2005 compared to 5.7% in 2004, reflecting the continued rapid growth of Blackberry, SMS and MMS, downloadable ring tones, music, games, and other wireless data services and applications.
Prepaid ARPU was $13.20 in 2005, an increase of $1.32 compared to 2004. This increase was primarily a result of the acquisition of Fido’s higher ARPU prepaid subscriber base.
Monthly postpaid voice and data subscriber churn decreased to 1.61% in 2005, from 1.81% in 2004, as a result of Wireless’ proactive and targeted customer retention activities as well as from the increased network density and coverage quality resulting from the integration of the Fido GSM network.
Monthly prepaid churn increased to 3.54% in 2005 from 2.94% in 2004. Eliminating the impact of the change in Fido’s deactivation policy, churn increased from 3.39% in 2004 to 3.64% in 2005.
One-way messaging (paging) subscriber churn for the year decreased to 2.43% for 2005. One-way messaging ARPU decreased by 1.7% during the year. With 166,300 paging subscribers, Wireless continues to view paging as a profitable but mature business segment, and recognizes that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.
Equipment Sales (Actual)
Revenue from equipment sales during 2005, including activation fees and net of equipment subsidies, was $393.9 million, up 40.1% from 2004. The year-over-year increase reflects the higher volume of gross additions and handset upgrades associated with subscriber retention programs combined with the generally higher price points of more sophisticated handsets and devices.

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Wireless Operating Expenses (Actual)

	Years Ended December 31,
(In millions of dollars, except per subscriber statistics)	2005	2004	% Chg

Operating expenses
Cost of equipment sales	$773.2	$509.6	51.7
Sales and marketing expenses	603.8	444.4	35.9
Operating, general and administrative expenses(1)	1,238.9	874.7	41.6
Integration expenses	53.6	4.4	—

Total operating expenses	$2,669.5	$1,833.1	45.6

Average monthly operating expense per subscriber before sales and marketing expenses(2)	$20.78	$18.99	9.4

Sales and marketing costs per gross subscriber addition (2)	$387	$372	4.0

(1)	Expenses incurred related to the integration of the operations of Fido.

(2)	Includes integration expenses for respective periods; As calculated in the “Key Performance Indicators and Non-GAAP Measures” section.
The acquisition of Fido accounted for approximately 61.6% of the increase in Wireless operating expenses for the year ended December 31, 2005. Since Fido was acquired on November 9, 2004, the prior year only includes Fido financial results for 53 days.
Cost of equipment sales increased by $263.6 million in 2005 compared to 2004. 43.3% of the year-over-year increase is due to the acquisition of Fido. In addition, the increase reflects the growing volume of gross additions and handset upgrades associated with subscriber retention programs combined with generally higher price points of more sophisticated handsets and devices.
Sales and marketing expenses increased by $159.4 million in 2005 compared to 2004. The majority of the increase, approximately 71.0%, is due to the acquisition of Fido, which increased gross additions, compared to the prior year. Wireless’ marketing efforts during 2005 included targeted programs to acquire high-value customers on longer-term contracts, including the successful Motorola RAZR V3 phone campaign, resulting in increases in the sales and marketing costs per gross addition. The increase in sales and marketing expenses also reflects the increase in the number of gross additions in the year.
Operating, general and administrative expenses increased by $364.2 million in 2005 compared to 2004. The increase is a result of the acquisition of Fido, which accounted for 70.9% of the increase, along with increases in retention spending and growth in network operating expenses to accommodate the growth in Wireless’ subscriber base and usage. These increased costs were offset by savings related to more favourable roaming arrangements and operating and scale efficiencies across various functions.
Total retention spending (including subsidies on handset upgrades) was $288.3 million during 2005 compared to $199.3 million in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and WNP becomes available in March 2007, as recently mandated by the CRTC on December 20, 2005.
Wireless incurred $53.6 million during the year for integration expenses associated with the Fido acquisition. These integration expenses have been recorded within operating expenses. See the section below entitled “Update on Fido Integration” for more details on integration costs incurred, including those costs recorded within PP&E expenditures and as part of the purchase accounting.

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The $1.79 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including management fees and integration expenses, reflects Wireless’ increased spending on handset upgrades associated with targeted retention programs and the impact of integration expenses resulting from the acquisition of Fido.
Wireless Operating Profit (Actual)
Operating profit grew by $386.7 million, or 40.7%, to $1,337.1 million in the year ended December 31, 2005 from $950.4 million in the corresponding period of 2004, due to network revenue growth of 44.4%, offset by the growth in operating expenses.
Additions to Wireless PP&E (Actual)
Additions to Wireless PP&E are classified into the following categories:

	Years Ended December 31,
(In millions of dollars)	2005	2004	% Chg

Additions to PP&E
Network — capacity	$285.7	$222.1	28.6
Network — other	117.2	125.7	(6.8)
Information technology and other	89.5	91.4	(2.1)
Integration of Fido	92.5	—	—

Total additions to PP&E	$584.9	$439.2	33.2

The $584.9 million of additions to PP&E for the year ended December 31, 2005 reflect spending on network capacity and quality enhancements. Additions to Wireless PP&E in 2005 also include $92.5 million of expenditures related to the Fido integration.
Network-related additions to PP&E in the year ended 2005 primarily reflect capacity expansion of the GSM/GPRS network and transmission. The remaining network-related additions to PP&E relate primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E reflect information technology initiatives and other facilities and equipment.
On February 9, 2006, Wireless announced that it intends to begin deploying a 3G network based upon the UMTS/HSDPA (Universal Mobile Telephone System /High Speed Downlink Packet Access) standard which Wireless expects will provide it with data speeds that are superior to those offered by other 3G wireless technologies and enable it to add incremental voice and data capacity at significantly lower costs. UMTS/HSDPA is the next generation technology evolution for the global standard GSM platform which provides broadband wireless data speeds that will enable new and faster data products such as video conferencing and mobile television as well as simultaneous voice and data usage. Wireless estimates that the deployment of this network across most of the major Canadian cities will require total spending of approximately $390 million over the course of 2006 and 2007, including approximately $70 million of capacity spending that would have otherwise been invested in GSM. Because UMTS/HSDPA technology is fully backwards compatible with GSM, subscribers with UMTS/HSDPA enabled devices will be able to receive voice and data services everywhere that Wireless offers wireless service across Canada, as well as when roaming in the more than 175 other countries around the world where GSM service is available and where Wireless has roaming agreements in place.
Update on Fido Integration
The integration of Fido was substantially completed during 2005. Wireless successfully completed the integration of the Fido GSM network across the country, and completed the migration of the Fido postpaid

18	Rogers Communications 2005 MD&A

and prepaid subscriber bases onto the Wireless billing systems. The integration of other back-office systems was substantially completed during 2005.
Prior to completion of the acquisition, Wireless developed a plan to restructure and integrate the operations of Fido. As a result of the restructuring and integration, $129.0 million was originally accrued as a liability assumed on acquisition in the allocation of the purchase price as at December 31, 2004. As at December 31, 2004, no payments had been made related to this liability. This liability included severance and other employee-related costs, as well as costs to consolidate facilities, systems and operations, close cell sites and terminate leases and other contracts. During 2005, Wireless finalized its plan and revised the estimated restructuring and integration costs. As restructuring and integration activities progressed and Wireless was able to assess such matters as the extent of its network coverage, management was able to finalize those cell site and facility leases to be terminated and negotiate lease termination costs with the landlord where applicable. The negotiations related to the termination of other contracts were completed during 2005 as well. Additionally, as the dismantling of cell sites progressed, Wireless was able to estimate the costs involved in dismantling sites with greater accuracy. With the continued restructuring and integration of Fido’s operational and administrative functions, Wireless was able to determine those employees who would be retained and those whose employment would be severed in order to avoid the duplication of functions within the integrated enterprise.
During the year, adjustments were made to the purchase price allocation from that recorded on a preliminary basis at December 31, 2004 to reflect finalization of fair value of net assets acquired. These adjustments resulted in a net decrease of $29.7 million in the estimated fair values of net assets acquired. In addition, the estimated liabilities for Fido restructuring costs accrued as part of the purchase price allocation have decreased by a total of $55.7 million from $129.0 million recorded at December 31, 2004 to $73.3 million due to revisions to the restructuring and integration plan discussed above. The adjustments to these liabilities assumed on acquisition and the payments made in the year ended December 31, 2005 are as follows:

	As at				As at
	December 31,		Revised		December 31,
(In millions of dollars)	2004	Adjustments	Liabilities	Payments	2005

Network decommissioning and restoration costs	$52.8	$(18.5)	$34.3	$(18.5)	$15.8
Lease and other contract termination costs	48.3	(21.6)	26.7	(23.0)	3.7
Involuntary severance	27.9	(15.6)	12.3	(10.2)	2.1

Liabilities assumed on acquisition	$129.0	$(55.7)	$73.3	$(51.7)	$21.6

Total severance and retention payments to Fido employees are estimated to be approximately $21.0 million, of which $12.3 million is accrued as part of the restructuring and integration costs in the purchase price allocation. Of the remaining $8.7 million that are treated as integration expenses when paid, $5.7 million has been incurred as of December 31, 2005.
During the year ended December 31, 2005, $197.8 million of integration costs were incurred as follows:

	Years Ended December 31,
(In millions of dollars)	2005	2004

Payment of liabilities assumed on acquisition	$51.7	$—

Integration expenses included in operating expenses	53.6	4.4

Integration related additions to property, plant and equipment	92.5	—

Total integration costs incurred	$197.8	$4.4

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Wireless Pro Forma Analysis
As discussed previously under “Basis of Pro Forma Information”, the pro forma information below has been prepared as if the transactions relating to Wireless and Fido had occurred on January 1, 2003. The pro forma comparative amounts reflect the harmonization of Fido’s accounting policies with ours. The tables below present selected unaudited pro forma information.
Summarized Wireless Financial Results (Pro Forma)

	Years Ended December 31,
	2005	2004
(In millions of dollars, except margin)	Actual	Pro Forma	% Chg

Operating revenue
Postpaid (voice and data)	$3,383.5	$2,769.8	22.2
Prepaid	209.6	216.4	(3.1)
One-way messaging	19.6	24.5	(20.0)

Network revenue	3,612.7	3,010.7	20.0
Equipment sales	393.9	321.2	22.6

Total operating revenue	$4,006.6	$3,331.9	20.2

Operating expenses
Cost of equipment sales	$773.2	$625.6	23.6
Sales and marketing expenses	603.8	549.1	10.0
Operating, general and administrative expenses	1,238.9	1,141.5	8.5
Integration expenses (1)	53.6	4.4	—

Total operating expenses	$2,669.5	$2,320.6	15.0

Operating profit (2)	1,337.1	1,011.3	32.2

Operating profit margin as % of network revenue(2)	37.0%	33.6%

Additions to property, plant and equipment (“PP&E”)(3)	$584.9	$674.1	(13.2)

(1)	Expenses incurred related to the integration of the operations of Fido, including certain severance costs, consulting, and certain costs of conversion of billing and other systems.

(2)	See the “Key Performance Indicators and Non-GAAP Measures” section.

(3)	Additions to property, plant and equipment (“PP&E”) include capital expenditures related to Fido integration of $92.5 million for the year ended 2005.

20	Rogers Communications 2005 MD&A

Wireless Network Revenue and Subscribers (Pro Forma)

	Years Ended December 31,
	2005	2004
(Subscriber statistics in thousands, except ARPU and churn)	Actual	Pro Forma	% Chg

Postpaid (Voice and Data)(1)
Gross additions	1,453.5	1,493.7	(2.7)
Net additions(2)	603.1	605.9	(0.5)
Total postpaid retail subscribers(2)(4)	4,818.2	4,184.1	15.2
ARPU(3)	$63.56	$59.74	6.4
Monthly churn(2)	1.61%	1.93%	(16.6)
Prepaid
Gross additions	576.5	498.0	15.8
Net additions (losses)(5)	15.7	(3.8)	—
Adjustment to the subscriber base(6)	—	(74.8)	—
Total prepaid retail subscribers	1,349.8	1,334.1	1.2
ARPU(3)	$13.20	$13.67	(3.4)
Monthly churn(5)	3.54%	3.17%	11.7
Total — Postpaid and Prepaid
Gross additions	2,030.0	1,991.7	1.9
Net additions(2)(5)	618.8	602.1	2.8
Adjustment to the subscriber base(6)	—	(74.8)	—
Total retail subscribers(2)(4)(5)	6,168.0	5,518.2	11.8
ARPU (blended)(3)	$51.99	$48.01	8.3
Monthly churn(2)(5)	2.05%	2.25%	(8.9)
Wholesale (1)
Total wholesale subscribers	107.7	91.2	18.1

(1)	Effective at the beginning of the fourth quarter 2004, on a prospective basis, wholesale subscribers are excluded from the postpaid subscriber figures.

(2)	Effective December 2004, voluntarily deactivating wireless subscribers are required to continue billing and service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 15,900 additional net postpaid subscribers being included in the three and twelve months ended December 31, 2004.

(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

(4)	Total postpaid retail subscribers include approximately 31,000 subscribers acquired as part of the purchase of Telecom on July 1, 2005. These subscribers are not included in gross or net additions for the year ended December 31, 2005.

(5)	Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 and 44,000 in the years ended December 31, 2005 and 2004, respectively, and reducing monthly prepaid churn by 0.10% and 0.28% for the years ended December 31, 2005 and 2004, respectively.

(6)	At the beginning of the second quarter of 2004, Fido removed 74,800 inactive prepaid customers from the retail subscriber base. This adjustment was not reflected in the calculation of prepaid and blended churn rates or in net additions (losses) and these operating statistics are presented net of such adjustments.
Wireless Network Revenue (Pro Forma)
The pro forma network revenue increase of 20.0% over 2004 reflects the 11.8% increase in the number of retail wireless voice and data subscribers from December 31, 2004 combined with the 8.3% year-over-year increase in blended postpaid and prepaid ARPU.

21	Rogers Communications 2005 MD&A

Wireless added 603,100 net postpaid voice and data subscribers in 2005 compared to 605,900 on a pro forma basis in 2004, while prepaid voice subscriber net additions were 15,700 for 2005 compared to net losses of 3,800 on a pro forma basis in 2004.
The 6.4% year-to-date growth in pro forma postpaid ARPU reflects the continued growth of both wireless data and roaming revenues as well as an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, Wireless expects to continue to experience increases in outbound roaming revenues from its subscribers travelling outside of Canada, as well as strong growth in inbound roaming revenues from visitors to Canada who utilize its network, as global wireless usage continues to increase.
Pro forma data revenue grew by 92.0% year-over-year, to $297.0 million for 2005. Data revenues represented approximately 8.2% of network revenue in 2005 compared to 5.1% of pro forma network revenue in 2004, reflecting the continued rapid growth of Blackberry, SMS and MMS, downloadable ring tones, music, games, and other wireless data services and applications.
Prepaid ARPU for 2005 decreased on a pro forma basis by 3.4% versus 2004 to $13.20. The decline primarily reflects the increased focus by Fido on higher-revenue postpaid subscribers and the introduction of competitive prepaid offerings into the market.
Postpaid voice and data subscriber churn decreased to 1.61% for the year from the pro forma rate of 1.93% in 2004 as a result of Wireless’ proactive and targeted customer retention activities as well as from the increased network density and coverage quality resulting from the integration of the Fido GSM network.
Prepaid churn increased to 3.54% in 2005 from the pro forma rate of 3.17% in 2004. Eliminating the impact of the change in Fido deactivation policy, churn increased from 3.45% in 2004 to 3.64% in 2005.
Wireless Operating Expenses (Pro Forma)

	Years Ended December 31,
	2005	2004
(In millions of dollars, except per subscriber statistics)	Actual	Pro Forma	% Chg

Operating expenses
Cost of equipment sales	$773.2	$625.6	23.6
Sales and marketing expenses	603.8	549.1	10.0
Operating, general and administrative expenses	1,238.9	1,141.5	8.5
Integration expenses(1)	53.6	4.4	—

Total operating expenses	$2,669.5	$2,320.6	15.0

Average monthly operating expense per subscriber before sales and marketing expenses(2)	$20.78	$19.70	5.5

Sales and marketing costs per gross subscriber addition(2)	$387	$357	8.4

(1)	Expenses incurred related to the integration of the operations of Fido.

(2)	As calculated in the “Supplementary Information – Non-GAAP Calculations” section.
The increase in the cost of equipment sales for 2005 over the pro forma cost of equipment sales for 2004 reflects the higher volume of gross additions and handset upgrades associated with subscriber retention programs combined with the generally higher price points of more sophisticated handsets and devices.

22	Rogers Communications 2005 MD&A

Marketing efforts during 2005 included targeted programs to acquire high-value customers on longer-term contracts, including the successful Motorola RAZR V3 phone campaign, resulting in an 8.4% pro forma increase in sales and marketing costs per gross addition to $387 for 2005.
The year-over-year operating, general and administrative expenses on a pro forma basis of $97.4 million are primarily attributable to the increases in retention spending and growth in network operating expenses to accommodate the growth in Wireless’ subscriber base and usage. These costs were offset by savings related to more favourable roaming arrangements and operating and scale efficiencies across various functions.
Total retention spending (including subsidies on handset upgrades) was $288.3 million in 2005 compared to $225.9 million on a pro forma basis in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and WNP becomes available in March 2007, as recently mandated by the CRTC on December 20, 2005.
The $1.08 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including integration expenses, on a pro forma basis, reflects Wireless’ increased spending on handset upgrades associated with targeted retention programs and the impact of integration expenses resulting from the acquisition of Fido.
Wireless Operating Profit (Pro Forma)
Wireless operating profit increased by $325.8 million in 2005, or 32.2%, over operating profit on a pro forma basis for 2004 due to network revenue growth of 20.0%, offset by the growth in operating expenses, on a pro forma basis. This resulted in an increase in the operating profit margin to 36.7% from 33.2% on a pro forma basis in 2004.
Additions to Wireless PP&E (Pro Forma)
The following table presents actual and pro forma information about additions to Wireless property, plant and equipment.

	Years Ended December 31,
	2005	2004
(In millions of dollars)	Actual	Pro Forma	% Chg

Additions to PP&E
Network — capacity	$285.7	$450.8	(36.6)
Network — other	117.2	119.1	(1.6)
Information technology and other	89.5	104.2	(14.1)
Integration of Fido	92.5	—	—

Total additions to PP&E	$584.9	$674.1	(13.2)

Additions to Wireless PP&E for 2005 decreased by $89.2 million compared to pro forma additions in 2004. Additions to Wireless PP&E in 2005 include $92.5 million of expenditures related to the Fido integration. This decrease is directly attributable to reduced spending at Fido as a result of the acquisition.
CABLE
Cable’s Business
Cable is Canada’s largest cable television company, serving approximately 2.26 million basic subscribers at December 31, 2005, which represents approximately 29% of basic cable subscribers in Canada. At December 31, 2005, Cable provided digital cable services to approximately 913,300 households, Internet service to approximately 1,145,100 subscribers, and

23	Rogers Communications 2005 MD&A

voice-over-cable telephony services to approximately 47,900 subscribers. Cable’s voice-over-cable telephony services became commercially available on July 1, 2005.
Cable has highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland and Labrador. Its Ontario cable systems, which comprise approximately 89% of its approximately 2.26 million basic cable subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Cable’s New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of its subscribers.
Cable’s Products and Services
Through its technologically advanced broadband networks, Cable offers a diverse range of services, including analog and digital cable, residential and commercial Internet services, and voice-over-cable telephony services.
At December 31, 2005, more than 93% of Cable’s network was upgraded to transmit 750 MHz of bandwidth or greater, which represents 100% completion of all urban areas served, and approximately 85% of its network was upgraded to transmit 860 MHz of bandwidth. With approximately 99% of its network offering digital cable services, Cable has a richly featured and highly-competitive video offer which includes high-definition television (“HDTV”), video-on-demand (“VOD”), subscription video-on-demand (“SVOD”), personal video recorders (“PVR”), time-shifted programming, pay-per-view (“PPV”) movies and events, as well as a significant line-up of digital specialty, multicultural and sports programming. VOD services are available to approximately 91% of the homes passed by Cable’s network.
Cable’s Internet services are available to over 96% of homes passed by its network. It offers multiple tiers of Internet services under the Rogers Yahoo! brand, differentiated largely by modem bandwidth settings. Cable also offers a wide range of data and Internet products to business customers.
Cable’s voice-over-cable telephony services were introduced in July 2005 and have grown both in the number of subscribers and in the size of the geographic area where the service is available. At December 31, 2005, Cable’s voice-over-cable telephony services were available to over 81% of homes passed by its network.
Cable offers multi-product bundles at discounted rates to existing and new customers. These bundles allow customers to choose from a range of cable, Internet, “Rogers Home Phone” voice-over-cable and Wireless products and services, subject to, in some cases, minimum purchase and term commitments.
Cable also offers digital video-disc (“DVD”), videocassette and video game sales and rentals through Rogers Video (“Video”), Canada’s second largest chain of video stores. There were 314 Video stores at December 31, 2005. Many of these stores provide customers with the additional ability to acquire Cable and Wireless products and services, to pay their cable television, Internet or Wireless bills and to pick up or return Rogers digital cable and Internet equipment.
Cable’s Distribution
In addition to the Video stores, as described above, Cable markets its services through an extensive network of retail locations across its network footprint, including the Wireless independent dealer network, Wireless stores and kiosks, and major retail chains. It also offers products and services and customer service on its e-business Website, www.rogers.com.
Cable’s Networks
Cable’s cable networks in Ontario and New Brunswick, with few exceptions, are interconnected to regional head-ends, where analog and digital channel line-ups are assembled for distribution to customers and Internet traffic is aggregated and routed to and from customers, by inter-city fibre-optic rings. The fibre-optic interconnections allow Cable’s multiple Ontario and New Brunswick cable systems to function as a single cable network. Its remaining subscribers in

24	Rogers Communications 2005 MD&A

Newfoundland and Labrador, and New Brunswick are served by local head-ends. Its two regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used in the cable systems.
Cable’s technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each region that it serves, are connected by inter-city fibre-optic systems carrying television, Internet, network control and monitoring and administrative traffic. The fibre-optic systems are generally constructed as rings that allow signals to flow in and out of each primary hub, or head-end, through two paths, providing protection from a fibre cut or other disruption. These high-capacity fibre-optic networks deliver high performance and reliability and have substantial reserves for future growth in the form of dark fibre and unused optical wavelengths. Approximately 90% of the homes passed by Cable’s network are fed from primary hubs, or head-ends, which each serve 100,000 home areas on average. The remaining 10% of the homes passed by Cable’s network are in smaller and more rural systems mostly in New Brunswick and Newfoundland and Labrador which are, in most cases, served by smaller primary hubs.
Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses co-axial cable with two-way amplifiers to support on-demand television and Internet service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. Cable believes co-axial cable is the most cost-effective and widely deployed means of carrying two-way television and Internet services to residential subscribers.
Groups of an average of 640 homes are served from each optical node in a cable architecture commonly referred to as fibre-to-the-feeder (“FTTF”). The FTTF plant provides bandwidth up to 750 MHz or 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. Cable believes the upstream bandwidth is sufficient to support multiple cable modem systems, cable telephony, and data traffic from interactive digital set-top terminals for at least the near-term future. When necessary, additional upstream capacity can be provided by reducing the number of homes served by each optical node. Fibre cable has been placed to permit a reduction of the average node size from 640 to 300 homes by installing additional optical transceiver modules and optical transmitters and return receivers in the head-ends and primary hubs.
Cable believes that the 750/860 MHz FTTF architecture provides them with sufficient bandwidth for foreseeable growth in television, data, voice and other future services, a high quality picture, advanced two-way capability and increased reliability. In addition, Cable’s clustered network of cable systems served by regional head-ends facilitates its ability to rapidly introduce new services to subscribers with a lower capital cost. In new construction projects in major urban areas, Cable is now deploying a cable network architecture commonly referred to as fibre-to-the-curb (“FTTC”). This architecture provides improved reliability due to fewer active network devices being deployed. FTTC also provides greater capacity for future narrowcast services.
Cable’s voice-over-cable telephony services are offered over an advanced broadband Internet Protocol (“IP”) multimedia network layer deployed during 2004 and 2005 across Cable’s service areas. This network platform provides for a scalable primary line quality digital voice-over-cable telephony service utilizing Packet Cable and Data Over Cable Service Interface Specification (“DOCSIS”) standards, including network redundancy as well as multi-hour network and customer premises powering.
Cable’s Strategy
Cable seeks to maximize revenue, operating income, and return on invested capital by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its subscribers, from basic cable television to advanced two-way cable services, including digital cable, Internet access, voice-over-cable telephony service, PPV, VOD, SVOD, PVR and HDTV. The key elements of the strategy are as follows:
•	Clustering of cable systems in and around metropolitan areas;

•	Offering a wide selection of products and services;

25	Rogers Communications 2005 MD&A

•	Maintaining technologically advanced cable networks;

•	Continuing to focus on increased quality and reliability of service;

•	Leveraging its relationships within the Rogers Group of Companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling and joint sales distribution initiatives as well as cost-reduction initiatives through infrastructure sharing;

•	Continuing to develop brand awareness and to promote the “Rogers” brand as a symbol of quality, innovation and value and of a diversified Canadian media and communications company; and

•	Expanding the availability of its high quality digital primary line voice-over-cable telephony service into most of the markets in its cable service areas.
Recent Cable Developments
In January 2006, RCI completed a reorganization whereby Cable acquired substantially all of the operating subsidiaries of Telecom. Telecom had previously been a separate operating segment of RCI. As a result of this reorganization, the businesses formerly conducted by Telecom are now conducted by Cable. As a result of the changes to management’s reporting, beginning in 2006, our reporting segments will change.
Recent Cable Industry Trends
Investment in Improved Cable Television Networks and Expanded Service Offerings
In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable and electronics in their respective networks and in the development of Internet, digital cable and voice-over-cable telephony services. These investments have enabled cable television companies to offer expanded packages of analog and digital cable television services, including VOD, SVOD, and PPV services; expanded analog and digital services, pay television packages, PVR, HDTV programming, multiple tiers of Internet services and telephony services.
Increased Competition from Alternative Broadcasting Distribution Undertakings
Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems.
Cable Operating and Financial Results
     For purposes of this discussion, revenue has been classified according to the following categories:
•	Core cable, which includes revenue derived from:
•	Analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties; and

•	Digital cable service revenue, consisting of digital channel service fees, including premium and specialty service subscription fees, PPV service fees, VOD service fees, and revenue earned on the sale and rental of set-top terminals;
•	Internet, which includes service revenues from residential and commercial Internet access service and modem sale and rental fees;

26	Rogers Communications 2005 MD&A

•	Voice-over-cable telephony, which includes service revenues, long-distance and additional features revenues; and

•	Video, which includes the sale and rental of DVDs, videocassettes and video games and the sale of confectionary, as well as commissions Video earns while acting as an agent to sell other Rogers’ services, such as wireless, Internet, digital cable and cable telephony services.
     Operating expenses are segregated into four categories for assessing business performance:
•	Cost of Video store sales, which is composed of Video store merchandise and depreciation related to the acquisition of DVDs, videocassettes and game rental assets;

•	Sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other customer acquisition costs such as sales support and commissions as well as costs of operating, advertising and promoting the Video store chain;

•	Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service subscriber relationships, including:
•	The monthly contracted payments for the acquisition of programming paid directly to the programming suppliers as well as to copyright collectives and the Canadian Programming Production Funds;

•	Internet interconnectivity and usage charges and the cost of operating Cable’s Internet service;

•	Intercarrier payments for interconnect to the local access and long-distance carriers related to Cable’s telephony service;

•	Technical service expenses, which includes the costs of operating and maintaining Cable’s networks as well as certain customer service activities such as installations and repair;

•	Customer care expenses, which include the costs associated with customer order-taking and billing inquiries;

•	Community television expenses, which consist of the costs to operate a series of local community-based television stations in Cable’s licensed systems;

•	Other general and administrative expenses; and

•	Expenses related to the corporate management of the Video stores.

27	Rogers Communications 2005 MD&A

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Summarized Cable Financial Results

	Year Ended December 31,
(In millions of dollars, except margin)	2005	2004	% Chg

Operating revenue(1)
Core cable	$1,303.9	$1,253.1	4.1
Internet	440.7	378.9	16.3

Total cable revenue (1)	1,744.6	1,632.0	6.9
Video Stores	326.9	317.0	3.1
Intercompany eliminations	(3.8)	(3.3)	15.2

Total operating revenue (1)	2,067.7	1,945.7	6.3

Operating expenses (2)
Cost of Video Stores sales	157.5	145.9	8.0
Sales and marketing expenses	262.8	248.7	5.7
Operating, general and administrative expenses	932.6	845.7	10.3
Intercompany eliminations	(3.8)	(3.3)	15.2

Total operating expenses	1,349.1	1,237.0	9.1

Operating profit (3)
Cable	700.6	680.5	3.0
Video Stores	18.0	28.2	(36.2)

Total operating profit	718.6	708.7	1.4

Operating profit margin: (1)
Cable	40.2%	41.7%
Video stores	5.5%	8.9%

Additions to Property, plant and equipment (“PP&E”) (3)	$676.2	$587.9	15.0

(1)	Included in core cable revenue, total cable revenue, and total operating revenue are incremental revenues related to Rogers Home Phone (“RHP”) of $4.9 million for the year ended December 31, 2005.

(2)	Included in total operating expenses are incremental costs related to RHP of $19.2 million, for the year ended December 31, 2005.

(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

28	Rogers Communications 2005 MD&A

Cable Operating Highlights For the Year Ended December 31, 2005
•	Cable increased its subscriber bases by the following: 208,500 Internet subscribers, 237,800 digital cable subscribers (households), 9,200 basic cable subscribers, and 47,900 cable telephony subscribers. These net additions reflect the effect of a change in Cable’s practice as to when a subscriber is deactivated, which became effective in August 2005.

•	On July 1, 2005, Cable introduced its Rogers Home Phone voice-over-cable telephony service offering in the Greater Toronto Area. Rogers Home Phone voice-over-cable service made available to some of its cable areas in Southwest Ontario and Ottawa in the fourth quarter of 2005.

•	Cable added further to its “Rogers on Demand” offerings by signing agreements with Sony Entertainment in February 2005 and Warner Brothers in October 2005 for access to their extensive content libraries. With these agreements, Cable now has studio agreements covering approximately 70% of current Hollywood film output and its customers can now access over 2,400 titles of on-demand content.

•	In April 2005, Cable celebrated the 10th anniversary of the launch of its high-speed Internet service and in the same month exceeded the one million subscriber threshold.

•	Cable further expanded its Internet offerings by including a comprehensive suite of security products.

•	Cable added to its leadership position in digital multicultural services by adding a further 14 program services.
Cable Revenue and Subscribers

	Year Ended December 31,
(Subscriber statistics in thousands, except ARPU)	2005	2004	% Chg

Homes passed	3,387.5	3,291.1	2.9

Customer relationships (1)	2,413.0	2,355.9	2.4
Customer relationships, net additions (2)	57.1	16.6	—

Basic cable subscribers	2,263.8	2,254.6	0.4
Basic cable, net additions/ (losses) (2)	9.2	(14.8)	—
Core cable ARPU (1)	$48.09	$46.29	3.9

Internet subscribers	1,145.1	936.6	22.3
Internet, net additions (2)	208.5	158.8	31.3
Internet ARPU (1)	$35.51	$37.25	(4.7)

Digital terminals in service	1,139.7	795.7	43.2
Digital terminals, net additions	344.0	182.1	88.9
Digital households	913.2	675.4	35.2
Digital households, net additions (2)	237.8	140.1	69.7

Cable telephony subscribers	47.9	—	—
Cable telephony, net additions	47.9	—	—

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

(2)	Effective August 2005, voluntarily deactivating cable subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is in accordance with the billing and subscriber agreement terms and conditions, had the impact of increasing net basic cable, Internet and digital household subscriber net additions by approximately 9,500, 5,200 and 3,800, respectively, for the year ended December 31, 2005.

29	Rogers Communications 2005 MD&A

Core Cable Revenue
The increase in Core Cable revenue of 4.1%, which includes cable telephony revenues noted below, and the increase in ARPU to $48.09 from $46.29 compared to the prior year, reflect the growing penetration of Cable’s digital products, its continued up-selling of customers into enhanced programming packages, and pricing increases. These increases were partially offset by the impact of discounts associated with increasing adoption of Cable’s bundled offerings which offer a discount on price and to the declined equipment revenues resulting primarily from a decrease in equipment rental prices. To mitigate impacts on ARPU and operating profit margins associated with bundled offering discounts, effective during the fourth quarter of 2005, Cable modified its Better Choice Bundles plans to reduce certain of the available discounts.
On a year-over-year basis, approximately 65.2% of the Cable TV revenue growth is due to the increased digital subscriber base, which grew by approximately 237,800 households in the year.
Internet Revenue
The growth in Internet revenues of 16.3% primarily reflects the 22.3% increase in the number of Internet subscribers from the previous year. Cable believes this increase in subscribers is due primarily to the marketing of Cable’s Rogers Yahoo! offering and Rogers Better Choice Bundle promotions, and the ability to attract customers with varying needs. This ability to meet the needs of the Internet consumer has resulted in an acceleration of net additions in 2005. Average monthly revenue per Internet subscriber has decreased over 2004 reflecting the increased penetration of lower-priced offerings and the impact of bundling, which Cable believes to be an effective tactic in retaining customers.
During the year, net Internet additions of 208,500 represented an increase of 31.3% compared to last year. With the Internet subscriber base at approximately 1.15 million, Cable has 44.0% Internet penetration of basic cable households, and 33.8% Internet penetration as a percentage of all homes passed by Cable’s networks.
In the first quarter of 2006, Cable implemented price increases of between $2 to $5 from the published retail rates for certain of its core cable and Internet product offerings.
Cable Telephony Revenue and Subscribers
The Rogers Home Phone voice-over-cable telephony service was launched on July 1, 2005 in the Greater Toronto Area and during the balance of the year, its availability continued to expand. For the year ended December 31, 2005, revenues from cable telephony totalled $4.9 million, which is included in Core Cable revenue, and Cable ended the year with 47,900 Rogers Cable telephony subscribers.
Video Stores Revenue
During 2005, revenues at Video stores were impacted by a combination of a continuing lack of hit movie titles as well as aggressive competition, which resulted in rental and sales revenues decreasing by $11.6 million or 4.2%. Wireless sales revenue increased by $21.3 million, which mitigated the year-over-year decline in same store revenues. While both dollars per transaction and the number of stores increased, same store revenues decreased by 4.4% compared to the prior year due to fewer total visits in the period (“same stores” are stores that were open for the full quarters in both 2005 and 2004). Video has launched a series of initiatives to counter competitive offerings, which include expanded corporate gift-card offerings, extended rental periods, a fastback payback program, and an online subscription mail-delivered DVD rental service.

30	Rogers Communications 2005 MD&A

Cable and Video Stores Operating Expenses

	Year Ended December 31,
(In millions of dollars)	2005	2004	% Chg

Cable operating expenses
Sales and marketing expenses	$131.2	$123.3	6.4
Operating, general and administrative expenses	912.8	828.1	10.2

Total Cable operating expenses	1,044.0	951.4	9.7

Video stores operating expenses
Cost of sales	157.5	145.9	8.0
Sales and marketing expenses	131.6	125.4	4.9
Operating, general and administrative expenses	19.8	17.6	12.5

Total Video stores operating expenses	308.9	288.9	6.9

Intercompany eliminations	(3.8)	(3.3)	15.2

Operating expenses	$1,349.1	$1,237.0	9.1
Cable sales and marketing expenses increased by $7.9 million on a year-over-year basis, with approximately $5.6 million of the increase related to direct sales and marketing costs of Cable’s voice-over-cable telephony service. The Core Cable and Internet expenditures grew only modestly as compared to the same period in 2004. Marketing expenditures were focused on multi-product promotions through the Better Choice Bundles and investment and promotion of Cable’s unique digital cable advantages versus satellite competitors. Additionally, Cable marketed the benefits and enhanced features provided by the Rogers Yahoo! Hi-Speed Internet product.
The year-over-year increase in total Cable operating, general and administrative costs of $84.7 million or 10.2% was driven by the following factors: an incremental $13.6 million in costs in support of voice-over-cable for customer service and support, cost of services, and increased infrastructure costs; service and support costs of $30.1 million related to the growth in digital and Internet subscriber bases, transit and content costs of $32.6 million related to the increase of 9,200 basic, 208,500 Internet and 237,800 digital customers and the existing subscriber base; as well as higher copyright and production fund fees of $8.4 million.
The year-over-year growth in Video store operating expenses relates primarily to increased sales and marketing expenses associated with the growth in the number of stores and the higher cost of sales expenses of $11.6 million associated with the incremental wireless sales and to game rentals attributable to the introduction of a new gaming system.
Cable Operating Profit
The revenue and expense changes described resulted in Core Cable operating profit increasing 3.0% and total Cable operating profit increasing marginally by 1.4% in 2005 compared to 2004. Core Cable operating margin decreased to 40.2% for 2005, compared to 41.7% in the prior year due to the incremental impact of Rogers Home Phone. Video stores also experienced a margin decline to 5.5% in 2005 from 8.9% in 2004 primarily due to the increased cost of sales expenses, which more than offset the revenue growth.
Additions to Cable PP&E
The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital-intensive. Cable categorizes its additions to PP&E according to a standardized set of reporting categories that were developed and agreed upon by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, core cable additions to PP&E are classified into the following five categories:
•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals and Internet and cable telephony modems and the associated installation costs;

31	Rogers Communications 2005 MD&A

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of Cable’s voice-over-cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrade and rebuild, which includes the costs to modify or replace existing co-axial cable and fibre optic network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Year Ended December 31,
(In millions of dollars)	2005	2004	% Chg

Customer premises equipment	$268.4	$204.0	31.6
Scaleable infrastructure	202.3	188.0	7.6
Line extensions	75.4	53.7	40.3
Upgrade and rebuild	2.8	40.8	(93.1)
Support capital	112.7	87.1	29.4

Additions to Core Cable PP&E	661.6	573.6	15.3
Additions to Rogers Video stores PP&E	14.6	14.3	2.3

Additions to Rogers Cable PP&E	$676.2	$587.9	15.0

The 15% year-over-year increase in additions to PP&E was attributable to an increase in spending across most categories of PP&E. Spending on customer premises equipment increased by $64.4 million or 31.6% due to 344,000 net additions in Cable’s digital terminals in 2005, and an increase of higher priced PVR and HDTV terminals. With the launch of the voice-over-cable telephony service, Cable has also added cable telephony modems to its asset base. Spending on scaleable infrastructure increased $14.3 million or 7.6% due to investments made in Cable’s IP, transport and digital networks while spending on line extensions increased $21.7 million due to the incremental investment made in the commercial Internet base. The $25.6 million or 29.4% increase in support capital spending includes additional investments to Cable’s IT infrastructure. Spending on upgrade and rebuild decreased by $38.0 million in 2005 due to completion of the major activities related to Cable’s 860 MHz rebuild in 2004.
Total PP&E spending on the cable telephony initiative totalled $113.5 million in 2005, with the cumulative spending on cable telephony since 2004 being $219.5 million.
TELECOM
Telecom’s Business
Telecom is a national, full-service, facilities-based telecommunications alternative to the traditional telephone companies, known as incumbent local exchange carriers (“ILECs”). Telecom offers local telephone, long distance and Internet access services to residential customers targeting Canada’s largest metropolitan areas. Telecom also offers local and long distance telephone, enhanced voice and data services, and Internet Protocol (“IP”) access and application solutions to Canadian businesses and governments of all sizes, as well as making most of these offerings available on a wholesale basis to other telecommunications providers.

32	Rogers Communications 2005 MD&A

Following our July 1, 2005 acquisition of Telecom, we began to centralize the management of our Wireless and Cable business products with Telecom’s business offerings. At the same time, we began centralizing the management of the sales and services of Telecom and Cable’s circuit-switched and voice-over-cable residential telephony offerings.
Telecom’s Products and Services
Telecom offers voice and data telecommunications services across Canada to residential customers, and to small, medium and large businesses. Large businesses include financial institutions and national retailers as well as other large users of telecommunications services, such as other communications companies and various levels of government. In the residential markets, Telecom focuses on offering customers bundled product solutions with all services on one bill, offering a seamless communication solution from a single provider which increases both revenue per customer and total customer life through reduced churn.
Telecom markets a full range of data and IP services, attractive to all business segments, for multi-site connectivity, remote access to corporate information resources and Internet access. Value-added services such as managed network services (“MNS”) and bundled applications such as video conferencing enable Telecom to tailor solutions specifically to customers’ business needs. Telecom’s data services portfolio includes: traditional transport services such as digital private line, frame relay and Asynchronous Transfer Mode (“ATM”); data services such as transparent LAN services (“TLS”), IP virtual private networks (“IP VPN”) for remote access service and IP VPN for multi-site networks; and MNS such as router management and reporting.
Telecom’s solutions in the business market offer several advantages: a single flexible network that encompasses a range of access types from various digital subscriber technologies (“xDSL”) to Ethernet allowing a customer to tailor a solution to precisely match the requirements of each site; a migration path from legacy frame relay services, which delivers more bandwidth, more flexibility and a platform for emerging converged IP applications; and an opportunity to simplify customers’ data solutions, moving from disparate services to a single IP platform.
Telecom’s Distribution Network
Telecom markets and sells its residential products and services across Canada through multiple distribution channels including telemarketing, field agents, direct mail, television advertising, and affinities. It also markets and sells its services through Wireless, Cable and Video and its products are included in product bundles together with Wireless and Cable products. Telecom markets and sells its business products through a variety of channels including its own direct sales force, exclusive and non-exclusive agents as well as through its business affinities and associations. Telecom also offers products and services through the Rogers e-business website, www.rogers.com.
Telecom’s Network
To provide local service, Telecom co-locates its equipment in the switch centres of the ILECs. At December 31, 2005, Telecom was active in 160 co-locations in 36 municipalities in five of Canada’s most populous metropolitan areas in and around Vancouver, Calgary, Toronto, Ottawa, and Montreal. Many of these co-locations are connected to Telecom’s local switches by metro area fibre networks (“MANs”). In addition to operating a national IP network in Canada, Telecom operates a North American transcontinental fibre optic network extending over 16,000 route kilometres (10,000 route miles) providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets. In Canada, the network extends from Vancouver in the West to Quebec City in the East. Telecom is also in the process of acquiring various of the Competitive Local Exchange Carrier (“CLEC”) assets of GT/360 from Bell Canada, providing it with the option to purchase the majority of such assets in Ontario, Quebec, and Newfoundland and Telecom has already exercised its option for New Brunswick and Nova Scotia assets during the year. The assets include local and long-haul fibre, transmission electronics and systems, GT’s hubs, points of presence (“POPs”) and ILEC co-locations, and switching infrastructure. Telecom’s network extends into the U.S. from Vancouver south to Seattle in the West, from the Manitoba-Minnesota border, through Minneapolis, Milwaukee and Chicago in the mid-West and from Toronto through Buffalo and Montreal through Albany to New York City in the East. Telecom also

33	Rogers Communications 2005 MD&A

has connected its North American network with Europe through international gateway switches in New York City, London and a leased trans-Atlantic fibre facility.
Telecom has installed switching technology and advanced fibre optic cable and electronic equipment offering dense wave division multiplexing (“DWDM”) and synchronous optical network (“SONET”) ring protection, and also has an advanced network management system that gives it the ability to monitor network performance, access and utilization. Telecom’s fibre optic network features physical route diversity with SONET protection thereby offering superior security and reliability due to its bi-directional SONET ring architecture (a ‘self-healing’ system that allows for instantaneous rerouting, virtually eliminating downtime in the event of a fibre cut). Telecom has generally installed more fibre optic capacity than it expects to need for its own use, allowing it to generate revenue from the sale of capacity to others or to increase the size and breadth of its network by swapping excess fibre for capacity on other routes.
Where Telecom does not have its own local facilities directly to a customer’s premises, it provides its local services through a hybrid carrier strategy. It has deployed its own scalable switching and intelligent services infrastructure while using connections between its co-located equipment and customer premises, provided largely by other carriers.
Telecom’s Strategy
Telecom seeks to maximize revenue, operating income, and return on invested capital by leveraging its unique position within the Canadian telecommunications market as facilities-based alternative to the ILECs for both residential and business customers across Canada.
Telecom’s strategies to achieve this objective include identifying, developing, and exploiting profitable segments within the Canadian telecommunications marketplace and differentiating itself through superior sales and customer service. Telecom also seeks to leverage its relationships within the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling and joint sales distribution initiatives as well as cost-reduction initiatives through infrastructure sharing.
Recent Wireline Telecom Industry Trends
Industry Consolidation and Growth of Facilities-based Competitors
The Canadian telecommunications industry has seen a consolidation of players in the wireline industry with the acquisitions in 2004 and 2005 of 360/GT by BCE, Allstream by MTS and Call-Net by Rogers. Competition remains intense in the long distance markets with average price per minute continuing to decline by over 10% per annum. Facilities-based competitors in the local telephone market have emerged for the first time in the residential and small and medium-sized business markets with the launch of competitive local telephone service by Canadian cable companies using their own last mile facilities in 2005. Until 2005, competitors to the ILECs made use of resold ILEC facilities and services to provide retail service in these markets. There has been very limited local facilities-based competition in the large enterprise market.
Growth of Internet Protocol Based Services
Another development has been the large-scale launch of Voice over Internet Protocol (“VoIP”) local services by non facilities-based providers in 2004 and 2005. These companies’ VoIP services are marketed to the subscribers of ILEC, cable and other companies’ high-speed Internet services.
In the enterprise market, there is a continuing shift to IP-based services, in particular from ATM and frame relay (two common data networks) to IP delivered through VPN services. This transition results in lower costs for both users and carriers.

34	Rogers Communications 2005 MD&A

Telecom Operating and Financial Results
We began consolidating Telecom’s results effective July 1, 2005, the acquisition date. As discussed previously under the “Basis of Pro Forma Information”, the pro forma information below has been prepared as if the transactions relating to Telecom had occurred on January 1, 2004. We believe that this pro forma information including the operating and financial results presented below for the six months ended December 31, 2004 presents a meaningful comparative analysis since Telecom’s results are consolidated effective as of the July 1, 2005 acquisition date and the 2004 actual comparative figures are nil. The pro forma comparative amounts reflect the harmonization of Telecom’s accounting policies with ours.
Telecom’s revenues primarily consist of:
•	Consumer Services, which consist of revenue from retail and small and home office customers for long distance, home phone and dial up internet services; and

•	Business Services, which consist of revenue from small, medium and large-sized business and wholesale customers for long distance, toll-free, teleconferencing, and enhanced voice solutions and data and IP-enabled Solutions.
Telecom’s operating expenses consist of:
•	Cost of sales, which includes the costs paid to third-party telephone companies for leased facilities;
•	Sales and marketing expenses, which include direct sales force, sales and retention related advertising and customer communications as well as sales support costs;
•	Operating, general and administrative expenses, which include all other expenses incurred to operate the business daily and to service customer relationships such as network operations, provisioning costs, customer care activities and other overhead costs;
•	In 2005, integration expenses, which include costs incurred as a result of RCI’s acquisition of Telecom that are direct and incremental; and
•	In 2004, realignment, restructuring and other charges, which include costs incurred to improve organization effectiveness by consolidating operations.

35	Rogers Communications 2005 MD&A

Summarized Telecom Operational and Financial Results

	Six Months Ended December 31,
	2005	2004	% Chg
(In millions of dollars, except margin)	Actual	Pro Forma (1)	Pro Forma (1)

Operating revenue
Consumer services	$149.0	$150.6	(1.1)
Business services	274.9	264.6	3.9

Total operating revenue	$423.9	$415.2	2.1

Operating expenses
Cost of sales	$207.8	$205.0	1.3
Sales and marketing expenses	56.3	58.1	(3.1)
Operating, general and administrative expenses	109.3	98.5	10.9
Integration expenses	4.6	—	—
Realignment, restructuring and other charges	—	1.2	(100.0)

Total operating expenses	$378.0	$362.8	4.2

Operating profit (2)	$45.9	$52.4	(12.4)

Operating profit margin (2)	10.8%	12.6%	(14.2)

Additions to property, plant and equipment (2)	$37.4	$31.7	18.0%

	Six Months Ended December 31,
	2005	2004	% Chg
(Subscriber statistics in thousands)	Actual	Pro Forma (1)	Pro Forma (1)

Local service lines (Circuit switched)
Net additions (3)	46.0	66.2	(30.5)
Total local service lines (Circuit switched)	561.4	464.9	20.8

(1)	See “Basis of Pro Forma Information” section for discussion of considerations in the preparation of this pro forma information.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

(3)	Pro forma circuit-switched local service line net additions for the six months ended December 31, 2004 exclude approximately 61,900 circuit-switched local service lines that were included upon the acquisition on November 20, 2004 of certain portions of the Eastern Canada customer base of Bell/360.
Telecom Operating Highlights and Significant Developments in 2005
•	Telecom acquired most of the Group Telecom and 360 Network’s CLEC assets in New Brunswick and Nova Scotia from Bell Canada for $12.6 million. Telecom also acquired Group Telecom’s dark local fibre in Ontario and Quebec for $12.0 million. Telecom has an option to acquire the remaining lit and operational portion of the former Group Telecom network in Ontario, Quebec and Newfoundland and Labrador. If the remaining option is exercised Telecom would expect to close by the end of 2006.

•	We successfully redeemed approximately US$200.9 million of Telecom’s 10.625% Senior Secured Notes due 2008, leaving approximately US$22.0 million in aggregate principal amount outstanding which was subsequently repurchased for cancellation on January 3, 2006 leaving no principal amount outstanding. We also terminated Telecom’s $55.0 million accounts receivable securitization program.

36	Rogers Communications 2005 MD&A

Telecom Revenue (Pro Forma)
In the six months ended December 31, 2005, Telecom total revenue grew to $423.9 million, increasing by $8.7 million on a pro forma basis, or 2.1% compared to the corresponding period in 2004.
The increase in revenue can be attributed to Business Services revenue growth of 3.9% to $274.9 million in the last six months of 2005 compared to $264.6 million in the corresponding period last year. Offsetting this increase was a modest 1.1% decline in Consumer Services revenue, which was $149.0 million in the six-month period compared to $150.6 million for the corresponding period last year.
The increase in Business Services revenue is mainly attributed to having a full six months of revenues in 2005 from the Bell/360 customer base that was acquired in the fourth quarter of 2004. This increase was partially offset by a decline in wholesale revenues.
The decline in the Consumer Services revenue is mainly due to the transfer of wireless customers to Wireless at the end of the third quarter 2005, pricing plan changes, and alignment of discounting to Rogers Better Bundle discounts. The decline was somewhat offset with the growth of local home phone revenues.
Data and local services continued to grow and represented approximately 26% and 30% of consolidated revenue, up from approximately 25% and 24%, respectively, from the corresponding period in 2004 on a pro forma basis. Telecom’s exposure to long distance pricing continues to decline, with long distance comprising approximately 43% of total revenue during 2005, down from approximately 50% in last year on a pro forma basis.
Telecom has focused on selling product bundles to its consumer subscribers using home phone service as the foundation product, in an effort to reduce churn and increase its share of subscribers’ monthly communications spending. In 2005, approximately 75% of Telecom’s consumer revenue came from subscribers who purchased more than one product from Telecom, as compared to approximately 69% in 2004 on a pro forma basis.
Telecom Operating Expenses (Pro Forma)
In the six months ended December 31, 2005, total Telecom operating expenses increased to $378.0 million in 2005 compared to $362.8 million in the corresponding period in 2004 on a pro forma basis largely due to an increase in general and administrative expenses and the various expenses associated with the integration of Telecom into the Rogers group of companies.
Cost of sales, which primarily consists of carrier charges, was $207.8 million in 2005, or approximately 49.0% of revenue. On a pro forma basis, this compares to cost of sales of $205.0 million in the corresponding period in 2004 during which these costs represented 49.4% of revenue for the period.
Sales and marketing expenses decreased by $1.8 million on a pro forma basis to $56.3 million in 2005, from the corresponding period last year due to marketing synergies with Cable.
Other operating, general and administrative expenses totalled $109.3 million in 2005 compared to $98.5 million in 2004 on a pro forma basis. The increase is due to additional costs associated with the Bell/360 base of customers which was acquired during the fourth quarter of 2004 and the additional personnel hired to support Telecom’s growing customer service and provisioning activities.
Additions to Telecom PP&E (Pro Forma)
Telecom additions to PP&E totalled $37.4 million in 2005. This was 18.0% higher than the additions to PP&E of $31.7 million on a pro forma basis for the six months ended December 31, 2004 due to increases in additions to PP&E related primarily to capital investment to support both the launch of new products and the expansion of local service.

37	Rogers Communications 2005 MD&A

Update on Integration of Telecom
A plan has been developed to integrate the operations of Telecom. Management is currently finalizing certain matters while initial stages of the integration are progressing as planned. We began to centralize the management of sales of our wireless and cable products to business with Telecom’s business offerings. At the same time, we began centralizing the management of the sales and services of Telecom and Cable’s circuit-switched and voice-over-cable residential telephony offerings. Matters still to be finalized include the integration of various networks, customer billing and administrative functions. Integration is expected to continue through 2006. During the six months ended December 31, 2005, Telecom incurred integration expenses of $4.6 million. In addition, corporate operating expenses included integration expenses of $8.3 million related to Telecom. These integration costs consisted primarily of costs associated with integration consulting, customer communications, rebranding, and systems integrations .
As discussed above, in January 2006, RCI completed a reorganization whereby Cable acquired substantially all of the operating subsidiaries of Telecom. Telecom had previously been a separate operating segment of RCI. As a result of this reorganization, the businesses formerly conducted by Telecom are now conducted by Cable.
MEDIA
Media’s Business
Media holds our radio and television broadcasting operations, our consumer and trade publishing operations, our televised home shopping service and our interests in the Toronto Blue Jays and Rogers Centre. In addition to Media’s more traditional broadcast and print media platforms, it also delivers content and conducts e-commerce over the Internet relating to many of its individual broadcasting and publishing properties.
Media’s Broadcasting group (“Broadcasting”) comprises 46 radio stations across Canada, (36 FM and 10 AM radio stations) including three FM stations launched in the Maritimes in October 2005; two multicultural television stations in Ontario (OMNI.1 and OMNI.2) and a spiritually-themed television station in Vancouver (OMNI.10) acquired in June 2005 that is repeated in Victoria; a specialty sports television service licensed to provide regional sports programming across Canada (“Rogers Sportsnet”), and Canada’s only nationally televised shopping service (“The Shopping Channel”). Through Rogers Sportsnet, Media also holds 50% ownership in Dome Productions, a mobile production and distribution joint venture that is a leader in high-definition television (“HDTV”) production and broadcasting in Canada. Broadcasting also holds minority interests in several Canadian specialty television services, including Viewers Choice Canada, Outdoor Life Network, G4TechTV Canada, The Biography Channel Canada and certain other minority interest investments. In the case of G4TechTV and The Biography Channel, Broadcasting is also the managing partner.
Media’s Publishing group (“Publishing”) publishes more than 70 consumer magazines and trade and professional publications and directories in Canada.
In addition to its organic growth, Media expanded its business in 2005 through the following initiatives: by launching three all-news FM radio stations in the Maritimes (Halifax, St. John and Moncton); by acquiring, integrating and rebranding NOW TV as OMNI.10 in Vancouver; by acquiring and integrating Quebec based wholesale distribution and infomercial producer Mix Promotions; and by acquiring and rebranding the SkyDome sports entertainment venue as “Rogers Centre” and integrating the operations with those of the Toronto Blue Jays. The results of operations of the Toronto Blue Jays and Rogers Centre are together referred to as the Sports Entertainment group.
Media’s Strategy
Media seeks to maximize revenues, operating profit and return on invested capital across each of its businesses. Media’s strategies to achieve this objective include:

38	Rogers Communications 2005 MD&A

•	Focusing on specialized content and audiences through radio properties, publications and sports properties, as well as continued development of its portfolio of specialty channel investments;

•	Continuing to leverage its strong brand names to increase advertising and subscription revenues, assisted by the cross-promotion of its properties across its media formats and in association with the “Rogers” brand; and

•	Focusing on growth and continuing to cross-sell advertising and share content across its properties and over its multiple media platforms.

•	Enhancing the Sports Entertainment fan experience by adding experienced players to improve the Blue Jays win-loss record and by making dramatic improvements to the features and functionality of the Rogers Centre.
Recent Media Industry Trends
Increased Radio/TV Ownership Fragmentation
In recent years, Canadian radio and television broadcasters have had to operate in increasingly fragmented markets. Canadian consumers have a growing number of radio and television services available to them, providing them with an increasing number of different programming formats. In the radio industry, since the introduction of its Commercial Radio Policy in 1998, the CRTC has licensed more than 75 new radio stations through competitive processes in markets across Canada. In that time, the CRTC has also licensed a large number of additional new FM stations through AM to FM station conversions. In 2005, as discussed below, the CRTC licensed two satellite radio providers, both of which began offering service in Canada in the fourth quarter of 2005. In the television industry, the CRTC has licensed a number of new, over-the-air television stations and a significant number of new digital services. The new services and the new formats combine to fragment the market for existing radio and television operators.
Media Operating and Financial Results
Media’s revenues primarily consist of:
•	Advertising revenues;

•	Circulation and subscription revenues;

•	Retail product sales; and

•	Sales of tickets, receipts of league revenue sharing and concession sales associated with our sports businesses.
Media’s operating expenses consist of:
•	Cost of sales, which is comprised of the cost of retail product at The Shopping Channel;

•	Sales and marketing expenses; and

•	Operating, general and administrative expenses, which include programming costs, production expenses, circulation expenses, player salaries, and other back-office support functions.
Summarized Media Financial Results
Effective January 1, 2005, ownership and management of Rogers’ sports operations were transferred to Media. As such, beginning in the first quarter of 2005, the results of operations of the Toronto Blue Jays and Rogers Centre are reported as part of the Media segment. Prior period results have been reclassified to reflect this change.

39	Rogers Communications 2005 MD&A

	Years Ended December 31,
(In millions of dollars)	2005	2004 (1)	% Chg

Total operating revenue	$1,097.2	$956.9	14.7

Total operating expenses	969.4	841.5	15.2

Total operating profit (2)	$127.8	$115.4	10.7

Operating profit margin (2)	11.6%	12.1%

Additions to property, plant and equipment (2)	39.6	20.3	95.1

(1)	Media’s 2004 results have been restated to include the results of Blue Jays Holdco Inc., which owns the Toronto Blue Jays Baseball Club; Results of Blue Jay Holdco were previously included in a separate segment of RCI.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures”.
Media Operating Revenue
Revenue growth for 2005 was $140.3 million, an increase of 14.7% over 2004. The revenue increase was due to sales growth from a variety of sources, including $21.2 million by The Shopping Channel, driven by greater sales of home electronic devices, $10.9 million from the growth in subscribers and advertising on Rogers Sportsnet and increased advertising revenue across all other Media properties. This increase also included $78.9 million contributed by the Toronto Blue Jays, whose prior year results were consolidated from July 31, 2004 onwards. $23.7 million of the increase over last year is a result of the acquisition of Rogers Centre on January 31, 2005.
Media Operating Expenses
Operating expenses for 2005 increased $127.9 million from 2004. Of this increase, $111.7 million is due to the consolidation of the Toronto Blue Jays from July 31, 2004 and as a result of the acquisition of Rogers Centre on January 31, 2005. The launch of three radio stations in the Maritimes and OMNI.10 in Vancouver generated costs of $5.3 million associated with these new businesses. Finally, higher sales volume led to the required increase of costs of goods sold on The Shopping Channel, partially offset by cost reductions in Publishing of $10.5 million.
Media Operating Profit
Operating profit for 2005 increased by $12.4 million over 2004, and operating profit margin was 11.6% compared to 12.1% in 2004. Sports Entertainment’s operating loss increased in 2005 by $4.5 million over 2004. The launch of new radio stations and OMNI.10 also adversely impacted operating profit and margin, however, organic growth was generated across all of Media’s divisions.
Additions to Media PP&E
Total additions to Media’s PP&E in 2005 were $39.6 million compared to $20.3 million in 2004. The increase in 2005 was primarily due to enhancements at the Rogers Centre, completion of the new Maritime radio stations and investment in high definition TV broadcast equipment.
Changes to Future Segment Reporting Associated with Internal Reorganization
As discussed above, RCI completed a reorganization whereby Cable acquired substantially all of the operating subsidiaries of Telecom. Telecom had previously been a separate operating segment of RCI. As a result of this reorganization, the businesses formerly conducted by Telecom are now conducted by Cable. As a result of the changes to management’s reporting, our reporting segments will change.

40	Rogers Communications 2005 MD&A

3. FINANCING AND RISK MANAGEMENT
Consolidated Liquidity and Capital Resources
Operations
For the year ended December 31, 2005, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from net income, increased to $1,551.4 million from $1,305.0 million in 2004. The $246.4 million increase is primarily the result of the increase in operating profit of $409.4 million partially offset by the $134.1 million increase in interest expense.
Taking into account the changes in non-cash working capital items for the year ended December 31, 2005, cash generated from operations was $1,227.4 million, compared to $1,242.9 million in 2004.
The cash flow generated from operations of $1,227.4 million, together with the following items, resulted in total net funds of approximately $1,985.7 million raised in the year ended December 31, 2005:
•	Aggregate net drawdowns of $612.0 million under bank credit facilities;

•	Receipt of $100.3 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options;

•	Addition of $43.8 million of cash on hand at Telecom on July 1, 2005; and

•	Net proceeds of $2.2 million from the sale of investments.
Net funds used during the year ended December 31, 2005 totalled approximately $2,333.6 million, the details of which include:
•	Additions to PP&E of $1,391.7 million, including $37.9 million related changes in non-cash working capital;

•	$351.6 million for the repayment at maturity of Cable’s US$291.5 million 10.0% Senior Secured Second Priority Notes;

•	$255.4 million, including $17.5 million of premiums and other related expenses, used by Telecom to redeem US$200.9 million aggregate principal amount of their 10.625% Senior Secured Notes due 2008;

•	$140.9 million for the redemption of US$113.7 million of Cable’s 11% Senior Subordinated Guaranteed Debentures, including a $7.3 million (5.50%) redemption premium;

•	An aggregate net cash outlay of $68.6 million for the settlement of two cross-currency interest rate exchange agreements as discussed below in the “Financing” section;

•	$51.7 million to fund the exercise of call rights for warrants issued by Fido which was related to the acquisition of Fido by Wireless;

•	An aggregate net $38.1 million for other acquisitions including the $26.6 million acquisition of the Rogers Centre (formerly the SkyDome) and $9.5 million for the acquisition of the television broadcast operations of NOWTV in Vancouver, British Columbia;

•	Payment of dividends totalling $26.2 million on Class B Non-Voting shares and Class A Voting shares; and

•	An aggregate of $9.4 million of other uses, consisting of $4.9 million of financing costs and net $4.5 million repayments of mortgages and leases.

41	Rogers Communications 2005 MD&A

Taking into account the $244.0 million of cash on hand at the beginning of the year, the cash deficiency at December 31, 2005 was $103.9 million.
Financing
Our long-term debt instruments are described in Note 11 to the Annual Audited Consolidated Financial Statements.
On March 15, 2005, Cable repaid its US$291.5 million 10.0% Senior Secured Second Priority Notes at maturity. Including the $58.1 million net cash outlay on the settlement of the cross-currency interest rate swap of US$283.4 million notional amount, Cable paid a total of $409.8 million.
In addition, on March 15, 2005, a cross-currency swap of US $50.0 million notional amount matured. Cable incurred a net cash outlay of $10.5 million upon settlement of this swap.
In June 2005, we amended Cable’s bank credit facility so that the maximum amount of the facility has been reduced by $75.0 million to $1.0 billion comprised of $600.0 million Tranche A and $400.0 million Tranche B. Among other things, the amendment served to extend the maturity date of both Tranche A and Tranche B to “bullet” repayments on July 2, 2010 and to eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.
On May 13, 2005, 1,031 Class B Non-Voting shares were issued upon conversion of US$0.03 million face amount of 5.75% Convertible Debentures due November 26, 2005. On June 30, 2005, RCI issued a notice of redemption for all of its US$224.8 million face value amount of 5.75% Convertible Debentures due November 26, 2005 for an aggregate redemption amount of approximately US$223.0 million. Debenture holders converted an aggregate US$224.5 million face amount of debentures into 7,715,417 Class B Non-Voting shares of RCI with a value of $271.2 million. The remaining US$0.3 million face amount was redeemed in cash.
On July 1, 2005, RCI acquired, for 8.5 million Class B Non-Voting shares, 100% of Telecom (formerly Call-Net Enterprises Inc.).
In August 2005, Telecom terminated its approximately $55 million accounts receivable securitization program. Telecom used its cash on hand and the proceeds of an intercompany advance from RCI to fund the cancellation of the securitization program.
In September 2005, we amended Media’s bank credit facility. The maximum amount of the facility has been increased by $100 million to $600 million. The amendment also served to extend the maturity date by four years to September 30, 2010; reduce interest rates and standby fees; and relax certain financial covenants.
During the third quarter, Telecom also redeemed $237.9 million (US$200.9 million) aggregate principal amount of its 10.625% Senior Secured Notes due 2008. Premiums and related expenses aggregated $17.5 million and a loss of $1.5 million, net of the adjustment to the fair value of debt on acquisition of $16.0 million, was recorded. As a result, $25.7 million (approximately US$22.0 million) aggregate principal amount of these Notes remained outstanding and those were subsequently redeemed in January 2006. The funding for this redemption was advanced to Telecom from RCI as intercompany debt.
In October 2005, subsequent to our issuance to Microsoft Corporation (“Microsoft”) of our intention to redeem the $600 million aggregate face amount of 5 1/2% Convertible Preferred Securities due August 2009, we received notice that Microsoft had elected to convert these securities and we issued 17,142,857 Class B Non-Voting shares to Microsoft on October 24, 2005 at the exercise price of $35 per share.
In December 2005, Cable redeemed all of the outstanding US$113.7 million aggregate principal amount of its 11% Senior Subordinated Guaranteed Debentures due 2015 at a redemption premium of 5.50% for a total of $140.9 million (US$119.9 million).

42	Rogers Communications 2005 MD&A

Covenant Compliance
All of the Rogers companies are currently in compliance with all of the covenants under their respective debt instruments, and we expect to remain in compliance with all of these covenants. Based on our most restrictive debt covenants at December 31, 2005, we could have borrowed approximately $1.69 billion of additional secured long-term debt under existing credit facilities, in addition to the $612.0 million outstanding at December 31, 2005.
2006 Cash Requirements
We expect that Wireless will generate a net cash surplus in 2006 from cash generated from operations. Wireless intends to use the cash surplus to repay its $160.0 million 10.50% Senior Secured Notes that mature in June 2006 and the $22.2 million mortgage that matures on July 2, 2006. We also expect Wireless to make distributions to RCI.
We expect that Cable, including the operations of Telecom, will generate a net cash shortfall in 2006. We expect that Cable will have sufficient capital resources to satisfy its cash funding requirements in 2006, taking into account cash from operations, the amount available under its $1,000.0 million bank credit facility and intercompany advances from RCI.
We expect that Media will generate a net cash surplus in 2006 and that Media has sufficient capital resources to satisfy its cash funding requirements in 2006, taking into account cash from operations and the amount available under its $600.0 million bank credit facility.
We believe that, on an unconsolidated basis, RCI will have, taking into account interest income and repayments of intercompany advances, together with the receipt of management fees paid by the operating subsidiaries and the regular monthly distribution of $6.0 million from Cable and investments from cash on hand, sufficient capital resources to satisfy its cash funding requirements in 2006.
In the event that we or any of our operating subsidiaries do require additional funding, we believe that any such funding requirements would be satisfied by issuing additional debt financing, which may include the restructuring of existing bank credit facilities or issuing public or private debt at any of the operating subsidiaries or at RCI or issuing equity of RCI, all depending on market conditions. In addition, we or one of our subsidiaries may refinance a portion of existing debt subject to market conditions and other factors. There is no assurance that this will or can be done.
Required Principal Repayments
At December 31, 2005, the required repayments on all long-term debt in the next five years totalled $1,992.9 million. The required repayments in 2006 consist mainly of Wireless’ $160.0 million 10.50% Senior Secured Notes, Wireless’ $22.2 million mortgage and RCI’s $75.0 million Senior Secured Notes. In 2007, Cable’s $450.0 million 7.60% Senior Secured Second Priority Notes mature. Essentially, all of the remaining required repayments are in 2010 and consist of Wireless’ $641.2 million (US$550.0 million) Floating Rate Senior Secured Notes together with an aggregate $612.0 million outstanding under bank credit facilities, all of which mature in 2010.
Credit Ratings
Since November 8, 2004, Moody’s Investors Service rated RCI’s public senior unsecured debt B3 with a Corporate Family Rating of Ba3. The ratings for the senior secured and senior subordinated public debt of each of Cable and Wireless were Ba3 and B2 respectively. All ratings had a stable outlook. On October 31, 2005, Moody’s placed all of the Rogers public debt ratings under review for a possible upgrade. On February 17, 2006, Moody’s increased the ratings on all of the Rogers public debt. The Corporate Family Rating was increased to Ba2. The rating for the public senior secured debt of each of Cable and Wireless was increased to Ba2, while the rating for the senior subordinated public debt at Wireless was increased to Ba3. All of these ratings have a positive outlook. There are no ratings for RCI senior unsecured debt, Cable senior subordinated debt or Telecom senior secured debt since all such debt had been repaid prior to the ratings revision by Moody’s on February 17, 2006.
Deficiency of Pension Plan Assets Over Accrued Obligations
As disclosed in Note 16 to our Consolidated Financial Statements for the years ended December 31, 2005 and 2004, our pension plans had a deficiency of plan assets over accrued obligations for each of these years. In addition to our regular contributions, we are making certain minimum monthly special payments to eliminate this deficiency. Effective during 2004, these special payments total approximately $7.2 million annually and are expected to continue at this level. Our total estimated annual funding requirements, which include both our regular contributions and these special payments, are expected to increase from $20.2 million in 2005 to $31.7 million in 2006, subject to annual adjustments thereafter, due to various market factors and an increase in plan membership. We are contributing to the plans on this basis. As further discussed in the section of this MD&A entitled “Critical Accounting Estimates”, changes in factors such as the discount rate, the rate of compensation increase and the expected return on plan assets can impact the accrued benefit obligation, pension expense and the deficiency of plan assets over accrued obligations in the future.

43	Rogers Communications 2005 MD&A

On October 27, 2005, Standard & Poor’s Ratings Service revised its outlook on all of the Rogers public debt to positive from stable. This was the only change in the ratings since they were lowered by Standard & Poor’s on November 8, 2004. RCI’s corporate credit rating is BB with a rating for public senior unsecured debt of B+. The rating for senior secured public debt of Cable and Wireless is BB+ and BB respectively while the rating for senior subordinated debt for each of Cable and Wireless is B+.
The credit ratings assigned by Fitch Ratings on the Wireless senior secured and senior subordinated public debt have not changed since November 12, 2004. They are BB+ and BB- respectively, with a stable outlook. On June 10, 2005, Fitch affirmed the Wireless ratings and initiated coverage of RCI and Cable. Cable’s senior secured and senior subordinated public debt was assigned the same ratings as those of Wireless while RCI senior unsecured debt was rated BB-. All ratings have a stable outlook.
Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range from AAA, in the case of S&P and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of S&P, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated.
The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.
Interest Rate and Foreign Exchange Management
Consolidated Economic Hedge Analysis
For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of US dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.
As a result of the repayment of US$291.5 million Cable 10% senior Secured Second Priority Notes due 2005, together with the maturity of two cross-currency interest rate exchange agreements in the aggregate notional principal amount of US $333.4 million, there was little change on either an accounting or on an economic basis in the percentage of our US dollar-denominated debt hedged with cross-currency interest rate exchange agreements from that disclosed in the 2004 Annual MD&A. As at March 31, 2005, 91.8% of our U.S. dollar-denominated debt was hedged on an economic basis and 80.1% was hedged on an accounting basis.
There was no change in our U.S. dollar-denominated debt nor in our cross-currency interest rate exchange agreements during the three months ended June 30, 2005. As a result, as at June 30, 2005, 91.8% of our U.S. dollar-denominated debt remained hedged on an economic basis and 80.1% remained hedged on an accounting basis.
During the three months ended September 30, 2005, as described above, RCI converted almost all of its U.S. dollar-denominated unhedged 5.75% Convertible Debentures. In addition, as a result of the acquisition of Telecom and taking into account the redemption of the majority of its 10.625% Senior Secured Notes due 2008, approximately US$22.0 million of these unhedged notes remained outstanding at the end of the period. As a result of these events, the amount of our U.S. dollar-denominated debt hedged on an economic basis increased from 91.8% to 95.5% and on an accounting basis increased from 80.1% to 83.3%.
During the three months ended December 31, 2005, as a result of the redemption of Cable’s US$113.7 million 11% Senior Subordinated Guaranteed Debentures, total U.S. dollar-denominated debt decreased to US$4,916.9 million;

44	Rogers Communications 2005 MD&A

consequently the amount of debt hedged with respect to foreign exchange via cross-currency interest rate exchange agreements increased to 97.7% from 95.5% at September 30, 2005, on an economic basis and increased to 85.2% from 83.3% at September 30, 2005 on an accounting basis, since the aggregate notional principal amount of cross-currency interest rate exchange agreements did not change.
As a result of the financing activity during the year, including changes in cross-currency interest rate exchange agreements, RCI’s consolidated hedged position, on an economic basis, changed during the year as noted below.

(In millions of dollars, except percentages)	December 31, 2005			December 31, 2004

U.S. dollar-denominated long-term debt	US	$4,916.9		US	$5,517.6

Hedged with cross-currency interest rate exchange agreements	US	$4,801.8		US	$5,135.3

Hedged exchange rate		1.3148			1.3211

Percent hedged		97.7	% (1)		93.1%

Effect of cross-currency interest rate exchange agreements:

Converted US $ principal of	US	$550.0		US	$550.0
at US $ floating rate of LIBOR plus		3.13%			3.13%
for all-in rate of		7.62%			5.53%
to Cdn $ floating at bankers acceptance plus		3.42%			3.42%
for all-in rate of		6.90%			6.06%
on Cdn $ principal of	Cdn	$652.7		Cdn	$652.7

Converted US $ principal of	US	$4,200.0		US	$4,533.4
at US $ fixed rate of		7.34%			7.54%
to Cdn $ fixed rate of		8.07%			8.35%
on Cdn $ principal of	Cdn	$5,593.4		Cdn	$6,064.2

Converted US $ principal of	US	$51.8		US	$51.8
at US $ fixed rate of		9.38%			9.38%
to Cdn $ floating at bankers acceptance plus		2.67%			2.67%
for all-in rate of		6.07%			5.30%
on Cdn $ principal of	Cdn	$67.4		Cdn	$67.4

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$8,409.6		Cdn	$9,198.6
Total long-term debt at fixed rates	Cdn	$7,076.5		Cdn	$8,478.5
Percent of long-term debt fixed		84.1%			92.2%

Weighted average interest rate on
long-term debt		7.76%			7.93%

45	Rogers Communications 2005 MD&A

(1)	Pursuant to the requirements for hedge accounting under AcG-13, on December 31, 2005, RCI accounted for 87.3% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 85.2% of consolidated U.S. dollar-denominated debt is hedged for accounting purposes versus 97.7% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.
We use derivative financial instruments to manage our risks from fluctuations in foreign exchange and interest rates. These instruments include interest rate and cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time-to-time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. In order to minimize the risk of counterparty default under these agreements, we assess the creditworthiness of these counterparties. At December 31, 2005, all of our counterparties to these agreements were financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA.
Because our operating income is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused significant foreign exchange exposure. We will continue to monitor our hedged position on an economic basis with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust our hedged position with respect to foreign exchange fluctuations or interest rates in the future by unwinding certain existing positions and/or by entering into new cross-currency interest rate exchange agreements or by using other instruments.
Certain of our U.S. dollar-denominated long-term debt instruments are not hedged for accounting purposes. Changes in the foreign exchange rate would impact the Canadian dollar carrying value, in accordance with GAAP, of this unhedged long-term debt, as well as our interest expense and earnings per share on a full-year basis, as follows:
(In millions of dollars, except share data)

	Cdn$ Change in	Cdn$	Change in
Change in	Carrying Value of	Change in Annual	Earnings
Cdn$ versus US$	Long-Term Debt(1)	Interest Expense	Per Share(2)
$ 0.01	$ 7.3	$ 0.1	$ 0.024
0.03	21.8	0.3	0.071
0.05	36.3	0.6	0.118
0.10	72.7	1.1	0.235

(1)	Canadian equivalent of unhedged U.S. debt, on a GAAP basis, if U.S. dollar costs an additional Canadian cent.

(2)	Assume no income tax effect. Based upon the number of shares outstanding at December 31, 2005.
At December 31, 2005, interest expense would have changed by $13.3 million if there was a 1% change in the interest rates on the portion of our long-term debt that is not at fixed interest rates.
Outstanding Share Data
Set out below is our outstanding share data as at December 31, 2005. For additional detail, refer to Note 13 to the Consolidated Financial Statements.

Common Shares

Class A Voting	56,233,894
Class B Non-Voting	257,702,341

Options to Purchase Class B Non-Voting Shares

Outstanding Options	13,239,424
Portion of Outstanding Options Exercisable	9,570,203

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Dividends and Other Payments on RCI Equity Securities
The dividend policy is reviewed periodically by the Board. The declaration and payment of dividends are at the sole discretion of the Board and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us, some of which are referred to below, and other factors which the Board may, from time to time, consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances to pay dividends to our shareholders. The ability of our subsidiaries to pay such amounts to us is limited and is subject to the various risks as outlined in this discussion, including, without limitation, legal and contractual restrictions contained in instruments governing subsidiary debt.
In December 2005, our Board of Directors (the “Board”) declared a 50% increase to the dividend paid for each of our outstanding Class B Non-Voting shares and Class A Voting shares. Accordingly, the annual dividend per share increased from $0.10 per share to $0.15 per share, and are paid twice yearly in the amount of $0.075 per share to holders of record of such shares on the record date established by the Board for each dividend at the time such dividend is declared. These dividends are scheduled to be made on or about the first trading day following January 1 and July 1 each year. The first such semi-annual dividend pursuant to the policy totalling $23.5 million was paid on January 6, 2006 to shareholders of record on December 28, 2005.
In May 2004, our Board of Directors had previously adopted a dividend policy that provided for dividends aggregating, annually, $0.10 per share to be paid on each outstanding Class A Voting share and Class B Non-Voting share. Pursuant to this policy, the dividends were paid twice yearly in the amount of $0.05 per share to holders of record of such shares on the record date.
During 2005, the Board declared dividends in aggregate of $0.125 per share on each of its outstanding Class B Non-Voting shares, and Class A Voting shares, $0.05 of which were paid on July 2, 2005 to shareholders of record on June 14, 2005 and $0.075 of which were paid on January 6, 2006 to shareholders of record on December 28, 2005.
During 2004, the Board declared dividends in aggregate of $0.10 per share on each of its outstanding Class B Non-Voting shares, Class A Voting shares and Series E Preferred shares, $0.05 of which were paid on July 2, 2004 to shareholders of record on June 16, 2004 and $0.05 of which were paid on January 2, 2005 to shareholders of record on December 12, 2004.
During 2003, the Board declared dividends in aggregate of $0.10 per share on each of its outstanding Class B Non-Voting shares, Class A Voting shares, and Series E Preferred shares, $0.05 of which were paid on July 2, 2003, to shareholders of record on June 16, 2003 and $0.05 of which were paid on January 2, 2004, to shareholders of record on December 13, 2004.
During the year ended December 31, 2002, no dividends were declared on Class A Voting shares, Class B Non-Voting shares, Series B Preferred shares and Series E Preferred shares held by members of our Management Share Purchase Plan. During the year ended December 31, 2001, $14,000 of dividends declared in 2001 were paid on Series B Preferred shares and Series E Preferred shares held by members of our Management Share Purchase Plan. In fiscal 2000, dividends aggregating $10.2 million were paid on the Class A Voting shares, the Class B Non-Voting shares, the Series B Preferred shares and the Series E Preferred shares. Dividends may not be paid in respect of the Class A Voting shares or Class B Non-Voting shares unless all accrued and unpaid dividends in respect of its Preferred shares have been paid or provided for. We have paid all dividends required to be paid pursuant to the terms of our Preferred shares.
We have also paid distributions on our Convertible Preferred Securities of approximately $18.6 million, $20.3 million, $29.8 million and $33.0 million for the years December 31, 2001, 2002, 2003 and 2004, respectively, and nil in 2005, in each case net of income taxes and exclusive of dividends paid to subsidiary companies. In 2002, we accreted interest, excluding acquisition costs of approximately $15.4 million on Preferred Securities, net of income tax recovery of $9.7 million and $16.5 million on our then outstanding Collateralized Equity Securities.

47	Rogers Communications 2005 MD&A

Commitments and Other Contractual Obligations
Contractual Obligations
Our material obligations under firm contractual arrangements are summarized below as at December 31, 2005. See also Notes 20 and 21 to the Consolidated Financial Statements.

	Less Than			After
(In thousands of dollars)	1 Year	1-3 Years	4-5 Years	5 Years	Total

Long-term Debt	260,703	450,000	1,253,245	5,700,720	7,664,668

Derivative Instruments (1)	14,181	17,109	—	689,477	720,767

Mortgages and Capital Leases	25,436	2,083	1,420	—	28,939

Operating Leases	160,142	227,658	151,751	80,191	619,742

Player Contracts	53,981	103,618	64,415	—	222,014

Purchase Obligations (2)	200,065	88,199	36,184	38,062	362,510

Other Long-term Liabilities	—	45,450	8,278	20,654	74,382

Total	714,508	934,117	1,515,293	6,529,104	9,693,022

(1)	Amounts reflect net disbursements only.

(2)	Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependant. An estimate of what we will spend in 2006 on these items is as follows:

i.	Wireless is required to pay annual spectrum licensing and CRTC contribution fees to Industry Canada. We estimate our total payment obligations to Industry Canada will be approximately $97.8 million in 2006.

ii.	Payments to acquire customers in the form of commissions and payments to retain customers in the form of residuals are made pursuant to contracts with distributors and retailers. Wireless estimates that payments to these distributors and retailers will be approximately $411.3 million in 2006.

iii.	Wireless is required to make payments to other communications providers for interconnection, roaming and other services. Wireless estimates the total payment obligation to be approximately $100.8 million in 2006.

iv.	Wireless estimates its total payments to a major network infrastructure supplier to be approximately $275.2 million in 2006.

v.	On September 16, 2005, Wireless announced a joint venture with Bell Canada to build and manage a nationwide fixed wireless broadband network. The companies will jointly and equally fund the initial network deployment costs estimated at $200 million over a three-year period.

vi.	Based on Cable’s approximately 2.26 million basic cable subscribers as of December 31, 2005, Cable estimates that its total payment obligation to programming suppliers and MDU building owners in 2006 will be approximately $460.9 million, including amounts payable to the copyright collectives, the Canadian programming production funds, and expenditures related to our Internet service for Internet interconnectivity and usage charges and the cable telephony service for interconnection to local and long distance carriers will be approximately $74.2 million.

vii.	Cable estimates that Video will spend approximately $60.0 million in 2006 on the acquisition of DVDs, videocassettes and video games (as well as non-rental merchandise) for rental or sale in Video stores. In addition, Cable expects to pay an additional amount of approximately $16.1 million in 2006 to movie studios as part of Cable’s revenue-sharing arrangements with those studios.
Off-Balance Sheet Arrangements
Guarantees
As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made

48	Rogers Communications 2005 MD&A

any significant payment under these indemnifications or guarantees. Refer to Note 21 to the Consolidated Financial Statements.
Derivative Instruments
As previously discussed, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.
Operating Leases
We have entered into operating leases for the rental of premises, distribution facilities, equipment and microwave towers and other contracts. The effect of terminating any one lease agreement would not have an adverse effect on the company as a whole. Refer to “Contractual Obligations” above and Note 20 to the Consolidated Financial Statements.
4. OPERATING ENVIRONMENT
Government Regulation and Regulatory Developments
Substantially all of our business activities, except for Cable’s Video Stores and the non-broadcasting operations of Media, are regulated by one or more of: the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively, “Industry Canada”), the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Telecommunications Act (Canada) (the “Telecommunications Act”) and the CRTC under the Broadcasting Act (Canada) (the “Broadcasting Act”), and, accordingly, our results of operations are affected by changes in regulations and by the decisions of these regulators.
Canadian Radio-television and Telecommunications Commission
Canadian broadcasting operations, including our cable television systems, radio and television stations, and specialty services are licensed (or operated pursuant to an exception order) and regulated by the CRTC pursuant to the Broadcasting Act. Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in that Act. The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers which, includes the regulation of Wireless’ cellular and messaging operations and Cable and Telecom’s Internet and telephone services.
Under the Telecommunications Act, the CRTC has the power to exempt any class of Canadian carrier from the application of the legislation if the CRTC is satisfied that such an exemption is consistent with Canadian telecommunications policy objectives. The CRTC also has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition that is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless such an order would be likely to unduly impair the establishment or continuance of a competitive market for those services.
Telecom’s retail and wholesale services have been deregulated by the CRTC. Nevertheless, the CRTC continues to retain broad regulatory powers over Telecom under the Telecommunications Act, in particular with respect to interconnection to Telecom’s networks. However, Telecom’s major competitors, the ILECs, remain subject to CRTC regulation with respect to many of their services. How the ILECs comply with regulation as well as how the CRTC enforces its regulation against the ILECs could impact Telecom’s operations and financial condition. Because neither the CRTC nor the courts have interpreted certain aspects of the Telecommunications Act and its regulations, it is impossible to predict what impact, if any, these provisions will have on Telecom. Moreover, any change in policy, regulations or interpretations could have a material adverse effect on Telecom’s operations and financial condition and operating results. In addition, the CRTC’s decisions are subject to review under the Telecommunications Act at any time and may be appealed to the Federal Court

49	Rogers Communications 2005 MD&A

of Appeal (Canada) within 30 days of a decision or challenged by a petition to the Federal Cabinet of Canada within 90 days of a decision. The CRTC’s decisions necessary to implement competition in the long distance and local services markets may be appealed or challenged or changed upon review.
Copyright Board of Canada
The Copyright Board of Canada (“Copyright Board”) is a regulatory body established pursuant to the Copyright Act (Canada) (the “Copyright Act”) to oversee the collective administration of copyright royalties in Canada and to establish the royalties payable for the use of certain copyrighted works. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings, including cable, radio, television and specialty services.
Industry Canada
The technical aspects of the operation of radio and television stations, the frequency-related operations of the cable television networks and the awarding and regulatory supervision of spectrum for cellular, messaging and other radio-telecommunications systems in Canada are subject to the licensing requirements and oversight of Industry Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and the Telecommunications Act.
Restrictions on Non-Canadian Ownership and Control
Non-Canadians are permitted to own and control directly or indirectly up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee company level. The CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.
Pursuant to the Telecommunications Act and associated regulations, up to 20% of the voting shares of a Canadian carrier, such as Wireless, and up to 33 1/3% of the voting shares of a parent company, such as ourselves, may be held by non-Canadians, provided that neither the Canadian carrier nor its parent is otherwise controlled in fact by non-Canadians. Similar restrictions are contained in the Radiocommunication Act and associated regulations.
In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report which opposed the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Industry and Heritage departments will convene to reconcile the two positions. There are currently no further legislative or other initiatives related to liberalization of foreign ownership restrictions.
Additional discussion of regulatory matters and recent developments specific to the Wireless, Cable, Telecom and Media segments follows.
Wireless Regulation and Regulatory Developments
Canadian Radio-television and Telecommunications Commission
Canadian wireless service providers, including our company, are regulated by the CRTC pursuant to and in accordance with requirements of the Telecommunications Act, or the Act. Under the Act, the CRTC regulates all telecommunications

50	Rogers Communications 2005 MD&A

common carriers in Canada that provide or participate in a communications system, including mobile voice and data and paging service providers.
Industry Canada
The awarding of spectrum and licences for mobile voice and data services in Canada is under the jurisdiction of Industry Canada, a department of the Government of Canada. Industry Canada is responsible for telecommunications policy in Canada and has specific jurisdiction under the Radiocommunication Act (Canada) to establish radio licensing policy and award radio licences for radio frequencies, which are required to operate wireless communications systems.
Contribution Funding Mechanism
In November 2000, the CRTC released a decision that fundamentally altered the mechanism used by the CRTC to collect “contributions” to subsidize the provision of basic local wireline telephone service. Previously, the contribution was levied on a per minute basis on long-distance services. Under the new contribution regime, which became effective January 1, 2001, all telecommunications service providers, including wireless service providers such as our company, are required to contribute a percentage of their adjusted Canadian telecommunications service revenues to a fund established to subsidize the provision of basic local service. The percentage contribution levy was 4.5% in 2001, 1.3% for 2002, 1.1% in 2003, 1.1% in 2004, 1.03% in 2005 and 1.03% (interim rate) for 2006. Refer to the section below entitled “Risks and Uncertainties – Contribution Rate Increases Could Adversely Affect Wireless’ Results of Operations” for further information on the CRTC contribution levy.
New Spectrum Fee Regime
Late in 2002, Industry Canada released a consultation paper proposing a new methodology for calculating spectrum fee assessments (excluding auction spectrum). Prior to April 1, 2004, spectrum fees were assessed on a per radio channel basis in the case of 850 MHz spectrum, and a per site basis for 1900 MHz spectrum. In a decision released by Industry Canada in December 2003, effective April 1, 2004, the new regime implemented an annual cost per megahertz per population for both frequency ranges, and, as a result, fees are based on the amount of spectrum held by the carrier, regardless of the degree of deployment or the number of sites. As a result of the new methodology, there is a nominal increase in annual spectrum fees that will be phased in over a seven-year period to 2011 for spectrum held only by Wireless. In the case of Fido spectrum, there is a larger increase of close to $1 million per annum.
Spectrum Licence Issues
Late in 2003, Industry Canada released a policy document regarding a number of spectrum issues, including a discussion on the existing spectrum cap, spectrum allocations for 3G networks and possible timing of a 3G spectrum auction. Industry Canada proposed a possible 3G spectrum auction date of 2005 to 2006 for this spectrum, but to date, a final determination on most of these matters has not yet been made. Wireless currently expects a spectrum auction either late in 2007 or early 2008. The U.S. Federal Communications Commission (“FCC”) was expected to auction similar spectrum in 2005, but it announced on December 29, 2004 that it will conduct its auction no earlier than June 2006. Specifically, the FCC will auction 45 MHz in each of the 1.7 GHz and 2.1 GHz bands, which have been allocated for 3G in the U.S. commencing June 29, 2006. In October 2004, the FCC released a plan to relocate incumbent federal government systems from the 1.7 GHz band. The proceeds of the 3G auction will be used to fund this relocation. Wireless expects that Industry Canada will follow the spectrum allocation made by the FCC in the U.S. and that it will not proceed with a 3G spectrum auction before the U.S. 3G spectrum auction has been concluded.
On August 27, 2004, Industry Canada rescinded the cap on ownership of mobile spectrum. Up to that time, Canadian carriers were limited to a maximum of 55 megahertz of mobile spectrum. After a public consultation earlier in 2004 as to whether the cap should be maintained, removed or increased, Industry Canada advised that the cap would be removed, effective immediately. Industry Canada concluded that the wireless industry will require access to more spectrum through a future 3G wireless services auction and further stated that they will continue to monitor the wireless industry for spectrum concentration, and manage the licensing of spectrum resources through other mechanisms at their disposal.

51	Rogers Communications 2005 MD&A

Fixed Wireless Spectrum Auction
On February 9, 2004, Industry Canada commenced an auction for one block of 30 megahertz of spectrum in the 2300 MHz band as well as three blocks of 50 megahertz of spectrum and one block of 25 megahertz of spectrum in the 3500 MHz band. The auction was completed on February 16, 2004. There were over 172 geographic licence areas in Canada for each available block. Licensees have flexibility in determining the services to be offered and the technologies to be deployed in the spectrum. Industry Canada expected that the spectrum will be used for point-to-point or point-to-multi-point broadband services. Wireless participated in this spectrum auction and, as a result, has acquired 33 blocks of spectrum in various licence areas for an aggregate bid price of $5.9 million.
Industry Canada initiated another auction process to make available the blocks of spectrum that did not sell in the February 2004 process. Parties were able to identify those blocks that they were interested in, and if there were no other parties expressing interest in those blocks, they were the successful party. In this process, Wireless obtained an additional nine licences for a cost of $0.2 million. The remaining licences were auctioned commencing January 10, 2005, and Wireless was successful in supplementing its spectrum holdings from 2004 with a further 40 licences at a cost of $4.8 million. See also below under “Wireless Expansion and Investment in the Inukshuk Business May Have Considerable Risks”.
Cable Regulation and Regulatory Developments
Distribution of Digital Television Signals
In November 2003, the CRTC released its policy framework for the distribution of digital television signals. Under the framework, cable operators are required to distribute the digital signal of a Canadian broadcaster once the signal is available over the air. Both the analog and digital versions of a Canadian television signal are to be distributed until 85% of the subscribers have digital set-top boxes or digital receivers. In August 2004, the CRTC released its proposed policy framework for the licensing and distribution of high definition pay and specialty services. Under the proposed framework, Cable would be required to distribute the digital signal of an English language Canadian pay or specialty service which offers at least 50% of its programming in true high definition format (30% for French language services). Both the analog and digital versions of these services would be required to be distributed until 85% of the subscribers have digital set-top terminals or digital receivers. A decision on this procedure is expected in 2006.
In December 2004, the CRTC released its policy framework for the addition of foreign third language services to the Eligible Satellite Services Lists. The new policy adopts a more open approach to the distribution of these services in Canada which will allow us to distribute foreign services that are attractive to our ethnic Canadian customers.
On January 7, 2005, the CRTC released a public notice calling for comments on the transition of analog pay and specialty services from analog distribution to digital distribution. A decision was released on February 28, 2006. The decision provides cable operators, such as Cable, with increased flexibility to package analog services in digital theme packages and in a la carte “pick packs”. The analog services must be sold in digital tiers which “mirror” the analog tiers until at least 2010 and in some circumstances, until 2013. The decision also allows entire analog tiers to be moved to digital once 85% of the customers who have that tier have a digital box.
Telecom Regulation and Regulatory Developments
Canadian Telecommunications Regulatory Overview
In Telecom Decision 2002-34, the CRTC established a separate basket consisting of carrier services purchased by competitors from the ILECs, and ordered that they be priced at incremental cost plus a 15% mark-up. Telecom Decision 2002-34 and associated follow-up proceedings had significant immediate and potential impact on competitors, especially in reducing competitors’ carrier costs. Starting in late 2002, the CRTC issued a series of decisions that were intended to enforce competitive safeguards in the market in relation to the ILECs. These decisions limited the manner in

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which the ILECs can target competitors’ local customers for winback (Telecom Decision 2002-73), strengthened the rules regulating the manner in which they can bundle tariffed services with untariffed services (Telecom Decision 2002-58), suspended the ILECs’ rights to offer price promotions in respect of local services (PN 2003-1.1) and constrained the ability of the ILECs to use unregulated affiliates to avoid the competitive safeguards (Telecom Decision 2002-76). Subsequently, in Telecom Decision CRTC 2005-25, the CRTC determined that incumbent local exchange carrier promotions in the local wireline market are permitted, subject to a number of competitive safeguards.
The CRTC also released certain decisions in 2004 that were intended to further facilitate competition in the market. These include Telecom Decision CRTC 2004-4 in which the Commission granted Telecom’s request to extend the ILECs’ winback restrictions from three months to twelve months and approved an education program to inform consumers of the existence of local competition; Telecom Decision CRTC 2004-5 in which the Commission directed the major ILECs to file Ethernet access and transport tariffs for use by competitors; and Telecom Decisions 2004-21 and 2004-22 in which the CRTC directed Aliant and Bell Canada respectively to cease and desist violating the service bundling rules.
The CRTC continues to emphasize its commitment to ensuring sustainable facilities-based competition in the Canadian telecommunications sector. It also continues to engage the public in dialogue to determine the most efficient regulatory framework to reach that goal. In 2004, the CRTC conducted two key public proceedings. In Telecom Public Notice 2003-10, the CRTC initiated a proceeding to impose new or modified price floor regulation on the ILECs with the view to limit or prevent predatory pricing behaviour. In Telecom Decision CRTC 2005-27, the Commission strengthened competitive pricing safeguards applicable to the incumbents. Second, in Telecom Public Notice 2004-2, the CRTC conducted a proceeding to determine how VoIP should be regulated. In Telecom Decision 2005-28-1, the CRTC determined that VOIP offerings by the incumbent telephone companies would continue to be regulated.
In October 2005, the CRTC released its fifth annual report to Cabinet on the state of competition in the Canadian telecommunications sector. This is pursuant to the CRTC’s mandate to assess and report on the state of competition in the industry on an annual basis. The CRTC’s conclusion is that local competition has increased since 2000, although competitors have not yet generally gained the same level of market share in the local markets as they have in the long distance, Internet or data and private line markets. They have, however, made inroads in both the business and residential urban markets in several major centres.
On February 3, 2005, the CRTC released Telecom Decision CRTC 2005-6 with respect to the ILECs’ Competitive Digital Network services (CDN). The decision concluded the process that was initiated by the second Price Cap decision. In Decision 2005-6, the CRTC set the terms and conditions, as well as the rates that competitors will pay the incumbent telephone companies (ILECs) for digital network services they rely on to provide services to their customers. In arriving at the decision, the Commission took into account: a) the competitors’ reliance on the telephone companies’ network facilities and services; b) the competitive supply that exists in the market place; c) the constraints competitors face in building their own networks; and d) the state of competition in the local market. Rates for access to low-speed services, which are legacy copper-based, were set at cost plus 15%, while rates for high-speed services, which are generally fibre-based and easier to replicate, were reduced from their prior market level to cost plus a margin above 15%. The CRTC found that competitors still rely heavily on the facilities of the telephone companies and that by reducing the prices for underlying facilities, competitors will be able to offer services to more customers and in more regions and growth in their customer base and revenues will facilitate the expansion of their own networks.
Canadian Regulation of International Traffic
On January 1, 1999, the CRTC instituted a new regulatory regime for international telecommunications. Under this regime, any carrier that transports international telecommunications traffic over a Canadian border requires a Class A licence from the CRTC. Any domestic carrier that originates or terminates, but does not carry over the border, international telecommunications traffic requires a Class B licence from the CRTC. Both types of licensees are subject to minimal reporting requirements and are prevented from acting in an anti-competitive manner. Telecom obtained all such licences.

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Media Regulation and Regulatory Developments
The CRTC has announced a review of the Commercial Radio Policy in the first half of 2006. The review will explore a number of industry-related issues, including Canadian content levels and Canadian talent development contributions. In preparation for the review, Media is working with various industry groups and associations on a number of industry-related issues and concerns.
The CRTC has released its digital television policy, covering issues such as priority carriage and simultaneous substitution. Media believes that the CRTC policy provides an effective framework for continued growth and development of digital television broadcasting in Canada. CRTC processes have also been conducted to develop policy frameworks for the licensing and distribution of high definition pay and specialty services as well as the transition or migration of specialty services from analog to digital. A CRTC decision regarding digital migration is expected in 2006.
The Copyright Board has released its decision for SOCAN (Society of Composers, Authors and Music Publishers of Canada) and NRCC (Neighbouring Rights Collective Society) tariffs affecting commercial radio broadcasters. Retroactive to January 2003, the royalty rates for both tariffs have increased significantly. The new rates imposed by the Board will impact the results of Media’s radio operations.
On June 16, 2005, the CRTC issued decisions approving three new subscription radio services. These decisions were appealed to the Federal Cabinet and these appeals were not successful. Two of the services are satellite-delivered, partnering with established and well financed satellite radio operators in the U.S. These new subscription services offer a wide variety of music and spoken word programming channels, and will compete for audiences with the Media radio stations in markets across Canada. However, given that these new services are also prohibited from carrying local programming content and selling local advertising, the Media radio stations expect to sustain their competitive advantage as local broadcasters in their local markets.
Competition
We currently face effective competition in each of our primary businesses from entities providing substantially similar services, some of which have significantly greater resources than we do. Each of our segments also faces competition from entities utilizing alternative communications and transmission technologies and may face competition from other technologies being developed or to be developed in the future. Below is a discussion of the specific competition facing each of our Wireless, Cable, Telecom and Media businesses.
Wireless Competition
At December 31, 2005, the highly-competitive Canadian wireless industry had approximately 16.8 million wireless subscribers. Competition for wireless subscribers is based on price, scope of services, service coverage, quality of service, sophistication of wireless technology, breadth of distribution, selection of equipment, brand and marketing. Wireless also competes with its rivals for dealers and retail distribution outlets.
In the wireless voice and data market, Wireless competes primarily with two other national wireless service providers, Bell Mobility and Telus Mobility, as well as resellers such as Virgin Mobile Canada, Primus, and other emerging providers using alternative wireless technologies such as WiFi or “hotspots”. Wireless messaging (or one-way paging) also competes with a number of local and national paging providers.
Cable Competition
Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems, including two Canadian direct broadcast satellite service providers, U.S. direct broadcast satellite service providers, terrestrially-based video service providers, satellite master antenna television, and multi-channel, multi-point wireless distribution systems, as well as from the direct reception by antenna of over-the-air local and regional broadcast television signals.

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In recent years, telephone companies have acquired licences to operate terrestrial broadcast distribution undertakings (“BDUs”). These companies include TELUS Corporation (“TELUS”), Saskatchewan Telecommunications (“Sasktel”), MTS Communications Inc. (“MTS”), Aliant Inc. (“Aliant”) and, as of November 2004, Bell Canada (“Bell”). We compete directly with Bell in Ontario and with Aliant in New Brunswick and Newfoundland and Labrador. These telephone companies can deliver television service to residential homes and apartment buildings using digital subscriber line (“DSL”) technology. DSL technologies such as very high speed digital subscriber lines (“VDSL”) provide the ability to offer a complete array of standard definition, VOD and SVOD broadcast television services and may be able to provide HDTV. Under the terms of its licence, Bell has until the fourth quarter of 2006 to commercially launch its terrestrial BDU. To date, Bell has not yet launched its terrestrial BDU. Our premium services, such as movie networks, U.S. superstations, PPV and VOD services, also compete to varying degrees with other communications and entertainment media, including home video, movie theatres and live theatre.
Cable’s Internet access services compete generally with a number of other ISPs offering competing residential and commercial Internet access services. Many ISPs offer dial-up Internet access services that provide significantly reduced bandwidth capabilities compared to broadband technologies, such as cable modem or DSL. The Rogers Yahoo! Hi-Speed Internet Express and Internet Extreme services, where available, compete directly with Bell’s DSL Internet service in the Internet market in Ontario, and with the DSL Internet services of Aliant in New Brunswick and Newfoundland and Labrador. In the majority of Cable’s service areas, Cable also offers less expensive Internet Lite and Internet Ultra-Lite services, each of which have lower modem speed settings than Internet Express or Internet Extreme. Cable’s Internet Lite and Internet Ultra-Lite services compete against similar slower speed DSL services and, because of their reduced speed, compete more directly with dial-up services.
Cable has increasingly offered its services to customers at a discounted price in exchange for taking multiple services. Cable believes that offering customer loyalty programs, multi-product bundling, a single bill and single points of customer service contact enables us to reduce individual product churn, to increase the average revenue received from our customers, to lower the cost of customer acquisition and to better service our customers. Cable, Wireless, and Telecom offer bundles which combine cable, Internet, telephony, and wireless services. Bell Canada has offered similar bundles which are now grandfathered. Bell currently does not offer bundle discounts to residential customers.
Cable faces emerging competition from utilities, such as hydroelectric companies, as these companies look to utilize their infrastructure to provide Internet and other services, such as VoIP, that may directly compete with our current and future service offerings. In addition, there are wireless technologies, such as WiFi and WiMax, that could potentially be deployed on a regional basis to provide wireless broadband Internet access to customers.
Rogers Video competes with other DVD, videocassette and video game sales and rental store chains, such as Blockbuster Inc. and Wal-Mart Stores Inc., as well as individually owned and operated outlets and more recently online-based subscription rental services. Competition is principally based on location, price and availability of titles.
Telecom Competition
Telecom competes with the incumbent telephone companies in Canada, including Bell, Telus, and MTS Allstream. Telecom also competes with competitive suppliers of local, long distance, private line and data services using traditional circuit switched and newer VoIP technologies.
One of the biggest forces for potential change in the telecommunications industry is the threat of substitution of the traditional wireline telephone by new technologies. Wireless is often cited as an eventual replacement for the standard home telephone, although experience shows that mobile phones are used primarily as second lines. The popularity of mobile phones among younger generations has resulted in some abandonment of wireline service, but these preferences are not likely to challenge the prominence of the traditional wireline phone for many years, if at all. A more recently cited threat to the standard wireline home telephone is telephone service over the Internet, commonly referred to as VoIP.

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In the business market, there is a continuing shift from ATM and frame relay (two common data networks) to IP delivered through VPN services. This transition results in lower costs for both users and carriers. Telecom is well positioned to benefit from this trend with one of the most advanced IP networking solutions available.
Media Competition
Broadcasting’s radio stations compete with the other stations in their respective market areas as well as with other media, such as newspapers, magazines, television, outdoor advertising, direct mail marketing and the Internet.
Competition within the radio broadcasting industry occurs primarily in individual market areas, amongst individual market stations. On a national level, Media’s Broadcasting division competes generally with other larger radio operators such as Corus Entertainment Inc., Standard Radio Inc. and CHUM Limited, each of which owns and operates radio station clusters in markets across Canada. Additionally, over the past several years the CRTC has granted additional licences in various markets for the development of new radio stations which in turn provide additional competition to the established stations in the respective markets. Two new licensed satellite subscription-based radio services now provide competition to Broadcasting’s radio stations.
OMNI.1, OMNI.2, OMNI.10 and OMNI TV (Manitoba) compete principally for viewers and advertisers with television stations that broadcast in their local markets. These include Canadian television stations as well as U.S. border stations, specialty channels and increasingly with other distant Canadian signals and U.S. border stations given the time-shifting capacity available to digital subscribers.
Rogers Sportsnet competes for viewers and advertisers principally with The Sports Network (“TSN”), Headline Sports and sports programs carried by other Canadian and U.S. television stations and networks.
On a product level, The Shopping Channel competes with various retail stores, catalog retailers, Internet retailers and direct mail retailers. On a broadcasting level, The Shopping Channel competes with other television channels for viewer attention and loyalty, and particularly with infomercials selling products on television.
The Canadian magazine industry is highly-competitive, competing for both readers and advertisers. This competition comes from other Canadian magazines and from foreign, mostly U.S., titles that sell in significant quantities in Canada. In the past, the competition from foreign titles has been restricted to competition for readers as there have been restrictions on foreigners operating in the Canadian magazine advertising market. These restrictions were significantly reduced as a result of the enactment in 1999 of the Foreign Publishers Advertising Services Act (Canada) and amendments to the Canadian Tax Act. Increasing competition from U.S. magazines for advertising revenues is expected in the coming years.
Risks and Uncertainties
Our business is subject to risks and uncertainties that could result in a material adverse effect on our business and financial results. A discussion of the risks and uncertainties specific to RCI as a holding company, as well as a discussion of the specific risks and uncertainties associated with each of our businesses, are outlined below.
     Corporate Risks and Uncertainties Specific to RCI as a Holding Company
Our Holding Company Structure May Limit Our Ability to Meet Our Financial Obligations.
As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by us through the issuance of equity and debt and from the sale of assets.
Substantially all of our business activities are operated by our subsidiaries, other than certain centralized functions such as payables, remittance processing, call centres and certain shared information technology functions. All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by

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dividends, interest payments, loans, advances or other payments, subject to payment arrangements on intercompany advances and management fees. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations. The subsidiaries are parties to various agreements, including certain loan agreements, that restrict the ability of the respective subsidiaries to pay cash dividends or make advances or other payments to us.
We Are Controlled by One Shareholder.
As at December 31, 2005, we had outstanding 56,233,894 RCI Class A voting Shares. To the knowledge of our directors and officers, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of our outstanding voting shares is Edward S. Rogers. As of December 31, 2005, Edward S. Rogers beneficially owned or controlled 51,116,099 RCI Class A voting shares, representing approximately 90.9% of the issued and outstanding RCI Class A shares, which class is the only class of issued shares carrying the right to vote in all circumstances. Accordingly, Edward S. Rogers is able to elect all of our Board of Directors and to control the vote on matters submitted to a vote of our shareholders.
The Operation of Our Business Requires Substantial Capital, and There is No Guarantee That Financing will be Available to Meet Those Requirements.
The operation of our networks, the marketing and distribution of our products and services and future technology upgrades of the networks will require substantial capital resources. We had approximately $7.7 billion of long-term debt outstanding at December 31, 2005. Our PP&E spending on a consolidated basis in 2005 was over $1.3 billion. Other significant additions to PP&E are also expected to be incurred during 2006 and in the future.
The actual amount of PP&E expenditures required to finance our operations and network development may vary materially from our estimates. We may incur significant additional capital expenditures in the future as a result of unforeseen delays in the development of our networks, cost overruns, customer demand, unanticipated expenses, regulatory changes or other events that affect our businesses, and may need to obtain additional funds as a result of these unforeseen events. We anticipate that additional debt financing may be needed to fund cash requirements in the future. We cannot predict whether such financing will be available, what the terms of such additional financing would be or whether existing debt agreements would allow additional financing at that time. If we cannot obtain additional financing when needed, we will have to delay, modify or abandon some of our plans. This could slow our growth and negatively impact our ability to compete.
Our Financial Leverage May Have Adverse Consequences.
Our substantial debt may have important consequences. For instance, it could:
•	Make it more difficult for us to satisfy our financial obligations;

•	Require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which will reduce funds available for other business purposes;

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which they operate;

•	Place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

•	Limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.
Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on

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economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategies.
We May Experience Adverse Effects Due to Exchange Rate and Interest Rate Fluctuations.
Nearly all of our business is transacted in Canadian dollars. Accordingly, we are exposed to foreign exchange rate risk on our U.S. dollar-denominated debt. The exchange rate between Canadian dollars and U.S. dollars, although historically less volatile than those of certain other foreign currencies, has varied significantly over the last three years. Foreign exchange and interest rate fluctuations may materially adversely affect our financial performance or results of operations. For a more complete discussion on the impact of exchange rate and interest rate fluctuations, see the section entitled “Interest Rate and Foreign Exchange Management”.
Regulatory Changes Could Adversely Affect Our Results of Operations.
Substantially all of our business activities are regulated by Industry Canada and/or the CRTC, and accordingly our results of operations on a consolidated basis are affected by changes in regulations and by the decisions of these regulators. This regulation relates to, among other things, licensing, competition, the cable television programming services that we must distribute, the rates we may charge to provide access to our network by third parties, resale of our networks and roaming on to our networks, our operation and ownership of communications systems and our ability to acquire an interest in other communications systems. In addition, our cable, wireless and broadcasting licences may not generally be transferred without regulatory approval. Changes in the regulation of our business activities, including decisions by regulators (such as the granting or renewal of licences or decisions regarding services we must offer to our customers), or changes in the interpretations of existing regulations by courts or regulators, could adversely affect our consolidated results of operations.
Restrictions on Non-Canadian Ownership and Control May Adversely Affect Our Cost of Capital.
Our regulated subsidiaries must be Canadian-owned and controlled under requirements enacted or adopted under the Broadcasting Act, the Telecommunications Act and the Radiocommunication Act. The requirements generally provide that Canadians must own at least 80% of the voting shares of the regulated entities that, at least 80% of the members of the Board of Directors must be Canadian, and that the entities must not be controlled in fact by non-Canadians. In addition, no more than 33 1/3% of the voting shares of a parent company, such as RCI, may be held by non-Canadians and the parent company must not be controlled in fact by non-Canadians. These restrictions on non-Canadian ownership and control may have an adverse effect on us, including on our cost of capital. Our Articles and the Articles of Wireless contain provisions which constrain the issue and transfer of certain classes of shares, including our Non-Voting shares, for the purpose of ensuring that we and our subsidiaries remain eligible to hold licences or to carry on businesses which are subject to non-Canadian ownership and control restrictions.
We May Engage in Unsuccessful Acquisitions and Divestitures.
Acquisitions of complementary businesses and technologies, development of strategic alliances and divestitures of portions of our business are an active part of our overall business strategy. Services, technologies, key personnel or businesses of acquired companies may not be effectively assimilated into our business or service offerings and our alliances may not be successful. We may not be able to successfully complete any divestitures on satisfactory terms, if at all. Divestitures may result in a reduction in our total revenues and net income.
We Are and Will Continue to be Involved in Litigation.
On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including Wireless and Fido. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation and false advertising arising out of the charging of system access fees. The plaintiffs seek un-quantified damages from the defendant wireless communications service providers. The proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class

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action. Similar proceedings have also been brought against us and other providers of wireless communications in Canada in Alberta, British Columbia, Manitoba, Ontario and Québec. In addition, on December 9, 2004, we were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee.
On April 21, 2004, a proceeding was brought against Fido and others alleging breach of contract, breach of confidence, misuse of confidential information, breach of a duty of loyalty, good faith and to avoid a conflict of duty and self interest, and conspiracy. The proceeding involves Fido’s Inukshuk fixed wireless venture. The plaintiff is seeking damages in the amount of $160 million. The proceeding is at an early stage.
We are and may from time to time be named as a defendant in other legal actions arising in the ordinary course of our business, including claims arising out of our dealer arrangements.
We are Subject to Risks Arising out of our Acquisition of Telecom (formerly Call-Net) such as the Risks that we May Not Be Able to Successfully Integrate Telecom or Realize the Anticipated Synergies
Our July 1, 2005 acquisition of Telecom was based in part on the belief that acquiring Telecom would enable us to achieve cost savings from elimination of duplicative operations and redundant infrastructure and to benefit from efficiencies in operations and capital spending. The successful realization of these synergies will depend on a number of factors, many of which are beyond our control. We may not be able to achieve the cost savings we anticipate from the acquisition, thereby causing its financial results to be less than expected.
We may not be able to successfully integrate and manage Telecom’s business because of unanticipated difficulties in assimilating their operations, services and corporate culture into our own. If we are unable to successfully integrate and manage Telecom’s business, or if the integration costs, including severance and other employee related costs, as well as costs to consolidate facilities, systems and operations, are more than anticipated or the integration diverts management attention or other resources from the operation of the existing business, then our business and financial results, including those of our subsidiaries, may suffer.
We may also be subject to unexpected claims and liabilities arising from the acquisition of Telecom, including claims and liabilities of Telecom that were not disclosed to us or that exceed their estimates. These claims could be costly to defend and result in liabilities to Telecom which may be material in amount.
We are Subject to Various Risks from Competing Technologies.
There are several technologies that either will, or will have the capacity to, cause fundamental changes in the way our services are delivered. These technologies include voice over Internet protocol (“VoIP”), IP-based virtual private networks (“IP-VPNs”), as well as broadband wireless access (“BWA”). These technologies may result in significantly different cost structures for the users of the technologies and may consequently affect the long-term viability of certain of our technologies. Some of these new technologies may allow competitors to enter our markets with similar products or services that have lower cost structures. Some of these competitors may be larger with more access to financial resources than we have.
     Wireless Risks and Uncertainties
Wireless Faces Substantial Competition.
The Canadian wireless communications industry is highly-competitive. In the wireless voice and data market, Wireless competes primarily with two other wireless service providers and may in the future compete with other companies, including resellers, such as Virgin Mobile Canada, and Primus. Potential users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WiFi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls. Wireless also competes with rivals for

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dealers and retail distribution outlets. There can be no assurance that its current or future competitors will not provide services comparable or superior to those Wireless provides, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter the market in which Wireless operates, or introduce competing services. Any of these factors could reduce Wireless’ market share or decrease its revenue.
Price Competition Could Adversely Affect Wireless’ Churn Rate and Revenue Growth.
Aggressive pricing by industry participants in previous years caused significant reductions in Canadian wireless communications pricing. Wireless believes that competitive pricing is a factor in causing churn. Wireless cannot predict the extent of further price competition and customer churn in the future, but it anticipates some ongoing re-pricing of its existing subscriber base as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than those from its existing customers, which could slow revenue growth.
The Implementation of Wireless Number Portability in Canada Could Create Significant Costs for Wireless and Increase Churn.
Over the past several years, certain countries in Europe and Asia have mandated WNP. In 2004, the U.S. wireless industry also implemented WNP. WNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of WNP systems and capabilities imposes significant costs on the carriers in a country. The federal budget was released on February 23, 2005. In the budget speech, the government stated that it would request the CRTC to move expeditiously to implement WNP. In a letter dated March 18, 2005 to the CRTC, the Minister of Industry noted that WNP includes wireless-to-wireless, wireline-to-wireless and wireless-to-wireline number portability.
On April 21, 2005, the Canadian Wireless Telecommunications Association (“CWTA”) announced that Canada’s wireless carriers, including Wireless, agreed to implement number portability in Canada, and have begun the planning efforts required to achieve this result.
The CWTA contracted with an independent consultant to complete a comprehensive project plan outlining specific milestones for this process. The plan was completed and released on September 12, 2005. The CWTA and the wireless carriers endorsed the start date of September 12, 2007 as outlined in the consultant’s report. On September 16, 2005, the CRTC released a Public Notice requesting comments on a number of regulatory issues, as well as the implementation date of September 2007. This was followed up on September 23, 2005 with a request to consider a phased approach. On December 20, 2005, the CRTC mandated that WNP becomes available in March 2007. This implementation of WNP will require carriers, including Wireless, to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers.
Wireless May Fail to Achieve Expected Revenue Growth from New and Advanced Wireless Services.
Wireless expects that a substantial portion of its future revenue growth will be achieved from new and advanced wireless voice and data transmission services. Accordingly, Wireless has invested and continues to invest significant capital resources in the development of its GSM/GPRS/EDGE network in order to offer these services. However, there may not be sufficient consumer demand for these advanced wireless services. Alternatively, Wireless may fail to anticipate or satisfy demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. The failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for wireless products and services, would slow revenue growth and have a material adverse effect on Wireless’ business and financial condition.
Wireless Expects to Experience Significant Change in the Wireless Communications Industry.
The wireless communications industry is experiencing significant technological change. This includes the increasing pace of upgrades to existing wireless systems, evolving industry standards, ongoing improvements in the capacity and quality

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of digital technology, shorter development cycles for new products and enhancements and changes in end-user needs and preferences. There is also uncertainty as to the pace and extent that consumer demand for wireless services will continue to increase, as well as the extent to which airtime and monthly recurring charges may continue to decline. As a result, Wireless’ future prospects and those of its industry remain uncertain.
Wireless’ Expansion and Investment in the Inukshuk Business May Have Considerable Risks.
In 2000, Fido obtained licences in the 2.5 MHz or MCS spectrum. This spectrum was acquired in a competitive licensing process and accordingly is subject to rollout commitments and commitments to fund a “Learning Plan”. If Wireless is unable to roll out the service in accordance with Industry Canada requirements, the MCS licences could be revoked by Industry Canada.
On September 16, 2005, Wireless announced a joint venture with Bell Canada to build a nationwide fixed wireless network by pooling our respective fixed wireless spectrum holdings and access to our combined cellular tower and backhaul assets. This joint venture, known as Inukshuk, will require significant funding, will generate losses in the start up phases, and entails risks and uncertainties. Amongst other things, the nationwide fixed wireless network that the joint venture plans to fund and deploy is based upon an early generation of a relatively new technology, the standards for which may not become widely adopted. In addition, there is no certainty that the services that will be enabled by the fixed wireless network will function as planned or that such services would attract wide customer adoption at price points that would enable the joint venture to recover its costs.
There is No Guarantee that Wireless’ Third Generation Technology Will Be Competitive or Compatible with Other Technologies.
The deployment of EDGE technology may not be competitive or compatible with other technologies. Wireless also announced that in early 2006, it will begin deploying a 3G wireless network based upon the UMTS/HSDPA (Universal Mobile Telephone System /High Speed Downlink Packet Access) standard, which Wireless expects will provide it with data speeds that are superior to those offered by other 3G wireless technologies and which will enable it to add incremental voice and data capacity at significantly lower costs. While Wireless and other U.S. and international operators have selected these technologies as an evolutionary step from its current and future networks, there are other competing technologies that are being developed and implemented in both Canada and other parts of the world. None of the competing technologies is directly compatible with each other. If the third generation technology that gains the most widespread acceptance is not compatible with Wireless’ networks, competing services based on such alternative technology may be preferable to subscribers and Wireless’ business may be materially adversely affected.
Wireless May Encounter Difficulties with Respect to the Continued Development of Third Generation Network Technology.
Wireless is currently pursuing a strategy to transition its technology network to third generation technology with enhanced digital voice and data transmission capabilities. In order to implement this transition successfully:
•	Network technology developers must complete the refinement of third generation network technologies, specifically HSDPA, network technologies; and

•	Wireless must complete the implementation of the fixed network infrastructure to support its third generation technologies, which will include design and installation of upgrades to its existing network equipment.
Wireless cannot be certain that these steps will be completed in the time frame or at the cost anticipated. Wireless’ third generation technology network will rely, in many instances, on new and unproven technology. As with any new technology, there is a risk that the new technology Wireless has chosen for its network will not perform as expected, that it may be unable to integrate the new technology with its current technology and that it may be unable to deliver next generation services in a cost-effective manner. The occurrence of any of these difficulties could delay the development of its network, which could materially adversely affect Wireless’ business.

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Wireless is Highly Dependent Upon its Information Technology Systems and the Inability to Enhance its Systems or a Security Breach or Disaster Could Have an Adverse Impact on its Financial Results and Operations.
The day-to-day operation of Wireless’ business is highly dependent on its information technology systems. An inability to enhance information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on Wireless’ ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact its financial results and position.
In addition, Wireless uses industry standard network and information technology security, survivability and disaster recovery practices. Approximately 1,500 of Wireless’ employees and critical elements of the network infrastructure and information technology systems are located at the corporate offices in Toronto. In the event that Wireless cannot access these facilities, as a result of a natural or manmade disaster or otherwise, operations may be significantly affected and may result in a condition that is beyond the scope of Wireless’ ability to recover without significant service interruption and commensurate revenue and customer loss.
Wireless is Dependent on Infrastructure and Handset Vendors, Which Could Impact the Quality of its Services or Impede Network Development and Expansion.
Wireless has relationships with a small number of essential network infrastructure and handset vendors, over which it has no operational or financial control and only limited influence in how the vendors conduct their businesses. The failure of one of Wireless’ network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis or fail to develop and deliver handsets that satisfy Wireless’ customers’ demands, this could have a negative impact on Wireless’ business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for Wireless’ networks could impact the quality of its service or impede network development and expansion.
Wireless Has Substantial Capital Requirements and Intends to Make Substantial Capital Expenditures, and it May Not be Able to Obtain Sufficient Financing to Execute its Business Strategy.
The operation of Wireless’ network, the marketing and distribution of its products and services, the continued evolution of network technologies and the addition of network capacity will continue to require substantial capital resources. The actual amount of capital required to finance Wireless’ operations and network development may vary materially from its estimates. Wireless may not generate or have access to sufficient capital to fund these future requirements. If Wireless cannot obtain additional financing when needed, it will have to delay, modify or abandon some of its plans to construct a third generation network. This could slow Wireless’ growth and negatively impact its ability to compete in the wireless communications industry.
A Change in Foreign Ownership Legislation Could Increase Competition Which Could Reduce Wireless’ Market Share or Decrease its Revenue.
Wireless could face increased competition if there is a removal or relaxation of the limits on foreign ownership and control of wireless licences. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or of a holder of wireless licences. The entry into the market of such companies with significantly greater capital resources than Wireless could reduce its market share and cause its revenues to decrease.

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Wireless’ Business is Subject to Various Government Regulations that Could Adversely Affect its Business or Increase Costs or Competition.
The licensing, construction and operation of wireless communications systems in Canada are subject to the licensing requirements and oversight of Industry Canada. In addition, various aspects of wireless communications operations, including Wireless’ ability to enter into interconnection agreements with traditional wireline telephone companies, are subject to regulation by the CRTC. Any of the government agencies having jurisdiction over Wireless’ business could adopt regulations or take other actions that could materially adversely affect its business and operations, including actions that could increase competition or that could increase its costs.
Industry Canada grants radio licences for a specified term. All of Wireless’ cellular and PCS radio licences expire in 2011. Industry Canada has placed conditions on the maintenance of these licences and has the authority at any time to modify these licensing conditions to the extent necessary to ensure the efficient and orderly development of radio communication facilities and services in Canada. Industry Canada may decide not to renew Wireless’ licences when they expire and any failure by Wireless to comply with the conditions on the maintenance of its licences could result in a revocation or forfeiture of any of its licences or the imposition of fines by Industry Canada.
Wireless is in the process of interconnecting its wireless network with the telecommunications network operated by Fido, as a competitive local exchange carrier, for the purpose of termination of traffic on the public switched telephone network. This arrangement could be challenged before the CRTC. If the CRTC decided to disallow this arrangement this could adversely affect Wireless’ business, including increased income tax and operating costs.
The Recommendation of the National Wireless Tower Policy Review Could Increase Wireless’ Costs or Delay the Expansion of Wireless’ Network.
On February 7, 2005, the executive summary of the final report of the Tower Policy Review was published and subsequently the full report was released. The report recommends various steps that could be taken to increase the amount of public consultation before wireless carriers are permitted to build cellular network towers. Some of the Review recommendations could increase Wireless’ costs and lead to delays in acquiring new sites for cellular towers. Industry Canada is currently considering various proposals.
Contribution Rate Increases Could Adversely Affect Wireless’ Results of Operations.
Wireless is required to make payments equal to an annual percentage of adjusted revenues in accordance with the CRTC’s revenue-based contribution scheme to a fund established to subsidize the provision of basic local service in high cost regions. The percentage of adjusted revenues payable is revised annually by the CRTC. The CRTC has announced a contribution levy of 1.03% as the final rate for 2005 and has announced an interim rate for 2006 of 1.03%. Wireless cannot anticipate the final rate for 2006 or the rates for future years.
Third Generation Spectrum Allocation Could Increase Wireless’ Costs and Create a Significant Capital Funding Requirement.
Industry Canada has released a proposed policy regarding third generation spectrum allocation and Wireless believes that a third generation spectrum auction may occur in late in 2007 or early 2008. The spectrum frequency range for third generation spectrum has not been fully resolved, but Wireless believes that it will likely bear a close resemblance to the U.S. allocation. Although Wireless has acquired additional spectrum in connection with its acquisition of Fido, it may choose to participate in the proposed auction to acquire new spectrum. Wireless does not know how much the cost of acquiring such spectrum in the proposed auction will be or when it will occur. Wireless could face a significant capital funding requirement in connection with this proposed auction. Industry Canada could set aside spectrum for a new entrant which could increase the competition faced by Wireless.

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Restrictions on the Use of Wireless Handsets While Driving May Reduce Subscriber Usage.
Certain provincial government bodies are considering legislation to restrict or prohibit wireless handset usage while driving. Legislation banning the use of hand-held phones while driving, while permitting the use of hands-free devices, was implemented in Newfoundland in April 2003. Legislation has been proposed in other jurisdictions to restrict or prohibit the use of wireless handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. Laws prohibiting or restricting the use of wireless handsets while driving could have the effect of reducing subscriber usage, which could cause a material adverse effect on Wireless’ business. Additionally, concerns over the use of wireless handsets while driving could lead to litigation relating to accidents, deaths or bodily injuries, which could also have a material adverse effect on Wireless’ business.
Concerns About Radio Frequency Emissions May Adversely Affect Wireless’ Business.
Occasional media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that such health issues are directly attributable to radio frequency emissions, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices such as wireless handsets. Wireless is unable to predict the nature or extent of any such potential restrictions.
Wireless Could Lose its Wireless Licences if it, RWCI or RCI Fails to Comply With Governmental Limits on Non-Canadian Ownership and Control.
Wireless’ wireless licences include a condition requiring it to comply with the ownership restrictions of the Telecommunications Act. This condition provides that:
•	a minimum of 80% of the issued voting shares of a licensed carrier company, such as Wireless, must be owned and controlled by Canadians;

•	a minimum of 80% of the members of the Board of Directors of a licensed carrier company must be Canadians;

•	a parent corporation of a licensed carrier company, such as RCI, must have at least 66 2/3% of its voting shares owned and controlled by Canadians; and

•	neither a licensed carrier nor its parent corporation may be otherwise controlled in fact by non-Canadians.
Identical requirements apply under the Radiocommunication Act, the legislation that governs the licensing and use of radio frequency spectrum in Canada.
Wireless is currently in compliance with all of these Canadian ownership and control requirements. However, to the extent that these requirements are violated, Wireless would be subject to various penalties, possibly including, in the extreme case, the loss of its wireless licences.
     Cable Risks and Uncertainties
Cable May Fail to Achieve Expected Revenue Growth From New and Advanced Cable Products and Services.
Cable expects that a substantial portion of its future growth will be achieved from new and advanced cable, Internet, voice-over-cable telephony and other IP products and services. Accordingly, it has invested and continues to invest significant capital resources in the development of a technologically advanced cable network in order to support a wide variety of advanced cable products and services and has invested and continues to invest significant resources in the

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development of new services to be provided over the network. However, consumers may not provide sufficient demand for the enhanced cable products and services that are offered. In addition, any initiatives to increase prices for Cable’s services may result in increased churn of Cable’s subscribers and a reduction in the total number of subscribers. Alternatively, Cable may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Cable’s failure to retain existing subscribers while increasing pricing or to attract subscribers to new products and services, or its failure to keep pace with changing consumer preferences for cable products and services, could slow revenue growth and have a material adverse effect its business and financial condition. In addition, its discounted bundled product and service offerings may fail to reduce churn and may have an adverse impact on its financial results.
Cable Plans to Invest Substantial Resources in Connection With its Voice-Over-Cable Telephony Services, and it May Not Recover All or Any of its Investment.
Like many other larger cable system operators or Multiple System Operators (“MSOs”) in North America, Cable has deployed local telephony service offerings over its cable systems. Cable uses newer soft-switch-based voice-over- IP (“VoIP”) technologies to deploy local telephony. VoIP, when offered over a DOCSIS cable modem connection to an MSO’s network that is utilizing industry standard Packet Cable certified components, enables Cable to emulate, with the exception of network powering, the features, functionality and quality of service of traditional local telephone service.
In connection with the offering of voice-over-cable telephony services, the additional variable additions to PP&E associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible back-up powering at the home, is in the range of $300 to $340 per subscriber addition. It also cannot predict whether its voice-over-cable-telephony services will be accepted by its customers or whether its voice-over-cable telephony services will be competitive, from a quality and price perspective, with other telephony services that are and will be available to its customers. In addition, in deciding to invest in voice-over-cable telephony services, Cable has assumed that Incumbent Local Exchange Carriers (“ILECs”) will continue to be regulated for voice services and that effective safeguards will be maintained to restrict the ILECs’ ability to offer these services in an anti-competitive manner. If this assumption proves to be incorrect, Cable may not recover any or all of its investment in voice-over-cable telephony services, which could have a material adverse effect on its business and financial condition.
Cable’s Business is Subject to Various Governmental Regulations.
Cable’s operations are subject to governmental regulations relating to, among other things, licensing, competition, programming and foreign ownership. A significant percentage of its business activities is regulated by the CRTC under the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, and accordingly Cable’s results of operations are affected by changes in regulations and decisions of the CRTC. Such regulation relates to, among other things, licensing, competition, the specific cable television programming services that it must distribute, as well as percentages of foreign ownership and control of cable television licences. In addition, Cable’s CRTC licences must be renewed from time to time and cannot be transferred without regulatory approval. The cable television systems are also required to obtain certain authorizations and to meet certain technical standards established by Industry Canada, pursuant to its authority under the Telecommunications Act and the Radiocommunication Act. Changes in regulation by the CRTC, Industry Canada or any other regulatory body could adversely affect Cable’s business and results of operations. In addition, the costs of providing any of its services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cyber-crime and lawful access.
Changes to the CRTC’s Regime for Local Telephone Competition Could Affect Cable’s delivery of Local Telephone Service.
On April 28, 2005, the CRTC commenced a proceeding to develop the criteria for deregulation of the incumbents’ local telephone services. A decision is expected in March 2006. On May 12, 2005, the CRTC issued Telecom Decision CRTC 2005-28; Regulatory framework for voice communication services using Internet Protocol. This decision regulates the local telephone services of Canada’s incumbent phone companies which use Internet Protocol technology. The decision

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was in line with Rogers’ expectations. Regulation includes costing safeguards designed to prevent the incumbent phone companies from pricing below cost or engaging in anti-competitive conduct. Bell, SaskTel and Telus appealed the decision to the Federal Cabinet in July 2005. Bell and SaskTel have also filed an application with the CRTC challenging the constitutionality of the winback rules, another protection for new entrants. In November 2005, Bell and SaskTel filed an application requesting that the CRTC stay the winback rules pending its final determination. On February 23, 2005, Federal Government announced that a Review Panel (“Panel”) would examine Canada’s telecommunications regulatory system. That Panel was appointed and they have issued a Consultation Paper, received submissions and held public consultations through the summer and fall. Their report to the Federal Government was expected in December 2005, but has been delayed until early 2006. If any of these proceedings or processes weakens the regulatory safeguards for new local telephone entrants, it could have a negative impact on our competitive local telephone service.
Cable Faces Substantial Competition.
Technological, regulatory and public policy trends have resulted in a more competitive environment for cable television service providers, Internet Service Providers (“ISPs”) and video sales and rental services in Canada. Cable faces competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. The ability to attract and retain customers is also highly dependent on the quality and reliability of service provided, as well as execution of business processes in relation to services provided by competitors.
Competition in Multiple Dwelling Unit Buildings Could Lead to Revenue Losses.
The CRTC Broadcasting Distribution Regulations do not allow Cable or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems. CRTC winback rules also limit communications with customers in multiple dwelling unit buildings (“MDUs”) for ninety days after they have switched to a competitive supplier. In addition, there are restrictions on Cable’s ability to communicate with the residents of an MDU for ninety days after a competitive supplier signs an access agreement to provide service in the building. Approximately one-third of Cable’s basic cable subscribers are located in MDUs. These regulations and related policies could lead to competitive subscriber losses or pricing pressure in MDUs serviced by Cable, which could result in a reduction in its revenue.
Forecasting Additions to PP&E May Become More Difficult, Which May Increase the Volatility of Cable’s Operating Results.
An increasing component of Cable’s additions to PP&E will be to support a series of more advanced services. These services include Internet, digital television, PVR, HDTV, VOD, SVOD, cable telephony and other enhanced services that require advanced subscriber equipment. A substantial component of the PP&E required to support these services will be demand driven. For example, increasing per-subscriber bandwidth usage may lead to increased network costs. As a result, forecasting Cable’s future levels of additions to PP&E will likely become less precise, which may increase the volatility of Cable’s operating results from period to period.
Increasing Programming Costs Could Adversely Affect Cable’s Results of Operations.
Cable’s single most significant purchasing commitment is the total annual cost of acquiring programming. Programming costs have increased significantly in recent years, particularly in connection with the recent growth in subscriptions to digital specialty channels. Increasing programming costs within the industry could adversely affect Cable’s operating results if it is unable to pass such programming costs on to its subscribers.
Cable Relies on Certain Key Suppliers.
Cable sources its customer premise equipment, certain services and capital builds from certain key suppliers. While Cable has alternate sources for most of its purchases, the loss of a key supplier could adversely affect the business in the short term.

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If Cable is Unable to Develop or Acquire Advanced Encryption Technology to Prevent Unauthorized Access to Cable Programming, Cable Could Experience a Decline in Revenues.
Cable utilizes encryption technology to protect its cable signals from unauthorized access and to control programming access based on subscription packages. There can be no assurance that Cable will be able to effectively prevent unauthorized decoding of signals in the future. If Cable is unable to control cable access with its encryption technology, its subscription levels for digital programming including VOD and SVOD, as well as Rogers Video rentals, may decline, which could result in a decline in Cable’s revenues.
Cable is Required to Provide Access to its Cable Systems to Third Party ISPs, Which May Result in Increased Competition.
Cable is required by the CRTC to provide access to its cable systems to third party ISPs at mandated wholesale rates. The CRTC has approved cost-based rates for third party Internet access service and those rates are currently under review by the CRTC. As a result of the requirement that Cable provide access to third party ISPs, Cable may experience increased competition for Internet retail subscribers. In addition, these third party providers would utilize network capacity that Cable could otherwise use for its own retail subscribers. A third party ISP has connected to Cable’s network on a wholesale basis and is providing competing Internet services at retail. The increased competition and reduced network capacity could result in a reduction of Cable’s revenue. In 2005, the CRTC permitted ISPs, who have connected to the cable network, to use those access facilities to provide telephone service.
Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase Cable’s Costs and Adversely Affect its Business.
Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the Canadian Cable Telecommunications Association filed an application with the Ontario Energy Board (“OEB”) asking it to set a pole rate for all hydroelectric distributors in Ontario. The OEB accepted jurisdiction over this matter and set a rate of $22.35 per pole. In New Brunswick, the New Brunswick P.U.B. has accepted jurisdiction and is currently conducting a proceeding to set a rate. The costs of obtaining access to support structures of NB Power could substantially increase and could adversely affect Cable’s operating results.
Cable is Highly Dependent Upon Information Technology Systems and the Inability to Enhance its Systems or a Security Breach or Disaster Could Have an Adverse Impact on its Financial Results and Operations.
The day-to-day operation of Cable’s business is highly dependent on information technology systems. An inability to enhance the information technology systems to accommodate additional customer growth and to support new products and services could have an adverse impact on Cable’s ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact its financial results and position.
In addition, Cable uses industry standard network and information technology security, survivability and disaster recovery practices. Over 1,400 of Cable’s employees and critical elements of its network infrastructure and information technology systems are located at either of two sites: the corporate offices in Toronto and Cable’s Toronto operations facility. In the event that Cable cannot access either of these facilities, as a result of a natural or manmade disaster or otherwise, operations may be significantly affected and this could result in a condition that is beyond the scope of Cable’s ability to recover without significant service interruption and commensurate revenue and customer loss.

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     Telecom Risks and Uncertainties
Telecom is Highly Dependent on Facilities and Services of the ILECs.
The Telecom business is highly dependent on the availability of unbundled facilities acquired from incumbent telecom operators, pursuant to CRTC decisions. Changes to these decisions would severely affect the cost of operating these businesses. Telecom is also reliant on other competitive carriers to access its customers and to deliver its data and voice traffic.
Network Failures Can Reduce Revenue and Impact Customer Service.
The failure of the network or a component of the network would, in some circumstances result in an indefinite loss of service for our customers. In addition, Telecom relies on business partners to complete certain calls. The failure of one of these carriers might also cause an interruption in service for our customers that would last until we could reroute the traffic to an alternative carrier.
Telecom Faces Substantial Competition.
The ILECs are formidable competitors with significant incumbency advantages. The ILECs compete with both traditional wireline services and newer IP-based services. Non-facilities-based VoIP providers such as AOL Canada and Primus have strong brands and compete in telecom. VoIP services are becoming increasingly promoted and known to consumers.
Competition remains intense in long distance markets with the average price per minute continuing to decline by over 10% per annum. Telecom’s exposure to long distance pricing continues to decline with long distance comprising approximately 43% of total revenue during 2005, down approximately 50% from last year on a pro forma basis.
In addition, Telecom faces the threat of substitution of the traditional wireline telephone by new technologies. Wireless is often cited as an eventual replacement for the standard home telephone, although experience shows that mobile phones are used primarily as second lines. The popularity of mobile phones among younger generations has resulted in some abandonment of wireline service.
     Media Risks and Uncertainties
A Decline in Demand for Advertising Would Adversely Affect Media’s Results of Operations.
Media depends on advertising as a material source of its revenue and its businesses would be adversely affected by a material decline in the demand for local or national advertising. Media derived approximately 44.7% of its revenues in 2005 from the sale of advertising. Media expects advertising will continue to be a material source of its revenue in the future. Advertising revenue, which is largely a function of consumer confidence and general economic conditions, remains unpredictable, although the diversity of the businesses Media operates, both geographically and in terms of the breadth of media, helps to provide some stability to the advertising revenue base. Most of Media’s advertising contracts are short-term contracts that can be terminated by the advertiser with little notice. A reduction in advertising spending or loss of material advertising relationships would adversely affect Media’s results of operations and financial position.
Media’s Ability to Generate Advertising Revenue is Adversely Affected by Local and Regional Economic Downturns.
Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns outside of Media’s control. Moreover, because a substantial portion of Media’s advertising revenue is derived from local advertisers, Media’s ability to generate advertising revenue in specific markets is adversely affected by local or regional economic downturns. This is particularly true in the concentrated Toronto market, where the combined revenue from Media’s four radio stations and two over-the-air television stations represented approximately 11.7% of Media’s revenue in 2005.

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Media’s Business is Sensitive to External Events.
External events and consumer behavior substantially influence advertising patterns and media usage. An unforeseen event such as a terrorist attack or war could result in a shift in consumer focus and a change in the price or quantity of advertising purchased. If advertising and media spending decline following an unforeseen event, Media’s advertising revenues could be adversely affected.
A Loss in Media’s Leadership Position in Radio, Television or Magazine Readership Could Adversely Impact Media’s Sales Volumes and Advertising Rates.
It is well established that advertising dollars migrate to media properties that are leaders in their respective markets and categories when advertising budgets are tightened. Although most of Media’s radio, television and magazine properties are currently leaders in their respective markets, such leadership may not continue in the future. Advertisers base a substantial part of their purchasing decisions on statistics such as ratings and readership generated by industry associations and agencies. If Media’s radio and television ratings or magazine readership levels were to decrease substantially, Media’s advertising sales volumes and the rates which it charges advertisers could be adversely affected.
Media’s Failure to Identify, Complete and Integrate Acquisitions Could Slow the Growth of its Business and Adversely Affect its Financial Condition and Results of Operations.
Historically, Media’s growth has been generated, in part, by strategic acquisitions. Media intends to continue to selectively pursue acquisitions of radio and television stations and publishing properties and has acquired sports properties. Media is not able to predict whether it will be successful in acquiring properties that enhance its businesses. If Media is unable to identify and complete acquisitions, its growth could slow from historical levels. In addition, Media could face difficulties associated with integrating the operations of businesses that it does acquire, which could have a material adverse effect on Media’s business, financial condition or results of operations.
Media Faces Increased Competition.
New programming or content services, as well as alternative media technologies, such as digital radio services, satellite radio, DTH satellite, wireless and wired pay television, Internet radio and video programming, and on-line publications have either begun competing, or may in the future compete with Media’s properties for programming and publishing content, audiences and advertising revenues. These competing technologies may increase audience fragmentation, reduce Media’s ratings or have an adverse effect on its local or national advertising revenue. These or other technologies and business models may have a material adverse effect on Media’s results of operations.
An Increase in Paper Prices, Printing Costs or Postage Could Adversely Affect Media’s Results of Operations.
A significant portion of Publishing’s operating expenses consist of paper, printing and postage expenses. Paper is Publishing’s single largest raw material expense, representing approximately 8.4% of Publishing’s operating expenses in 2005. Publishing depends upon outside suppliers for all of its paper supplies, holds relatively small quantities of paper in stock itself, and is unable to control paper prices, which can fluctuate considerably. Moreover, Publishing is generally unable to pass paper cost increases on to customers. Printing costs represented approximately 9.2% of Publishing’s operating expenses in 2005. Publishing relies on third parties for all of its printing services. In addition, Publishing relies on the Canadian Postal Service to distribute a large percentage of its publications. A material increase in paper prices, printing costs or postage expenses to Publishing could have a material adverse effect on Media’s business, results of operations or financial condition.

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Changes in Regulatory Policies May Adversely Affect Media’s Business.
The CRTC will review the Commercial Radio Policy of 1998, in 2006. CRTC regulatory processes have also been initiated to develop policy frameworks for the licensing and distribution of high definition pay and specialty services as well as the transition or migration of specialty services from analog to digital.
The cable and telecommunications industries in Canada generally promote the easing or elimination of foreign ownership restrictions. If successful, the easing or elimination of such ownership restrictions may cause or require integrated communications companies to establish a separate ownership structure for their broadcasting content entities.
Tariff Increases Could Adversely Affect Media’s Results of Operations.
Copyright liability pressures continue to affect radio services. If fees were to increase, such increases could adversely affect Media’s results of operations.
Pressures Regarding Channel Placement Could Negatively Impact the Tier Status of Certain of Media’s Channels.
Pressures regarding the favourable channel placement of The Shopping Channel and Sportsnet below the first cable tier will likely continue to exist. Unfavourable channel placement could negatively affect the results of The Shopping Channel and Sportsnet.
Introduction of New Technology .
The deployment of PVRs could influence Media’s capability to generate television advertising revenues as viewers are provided with the opportunity to ignore advertising aired on the television networks. Although it is still too early to determine its impact, the emergence of subscriber-based satellite and digital radio products could change radio audience listening habits and negatively impact the results of Media’s radio stations.
5. ACCOUNTING POLICIES AND NON-GAAP MEASURES
Key Performance Indicators and Non-GAAP Measures
We measure the success of our strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.
Subscriber Counts
We determine the number of subscribers to our services based on active subscribers. A wireless subscriber is represented by each identifiable telephone number. A cable subscriber is represented by a dwelling unit. In the case of multiple units in one dwelling, such as an apartment building, each tenant with cable service, whether invoiced individually or having services included in his or her rent, is counted as one subscriber. Commercial or institutional units, such as hospitals or hotels, are each considered to be one subscriber. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued. Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.
We report wireless subscribers in four categories: postpaid, prepaid, one-way messaging and wholesale. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data.
Effective August 2005, voluntarily deactivating cable subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the billing and subscriber agreement

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terms and conditions, had the impact of increasing net basic cable, Internet and digital household subscriber net additions by approximately 9,500, 5,200 and 3,800, respectively, in 2005.
Customer Relationships
Customer relationships, a term used in the Cable segment, is based on active subscribers to basic service plus subscribers who take Internet service but which do not subscribe to basic cable service. Refer to “Supplementary Information – Cable Non-GAAP Calculations” for further details on this calculation.
Subscriber Churn
Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn for Wireless represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churn for the period.
Network Revenue
Network revenue is used in the Wireless segment and represents total Wireless revenue less revenue received from the sale of handset equipment. The sale of such equipment does not materially affect our operating income as we generally sell equipment to our distributors at a price approximating our cost to facilitate competitive pricing at the retail level. Accordingly, we believe that network revenue is a more relevant measure for Wireless’ ability to increase its operating profit, as defined below.
Average Revenue Per User
The average revenue per user (“ARPU”) is calculated on a monthly basis. For any particular month, ARPU represents monthly revenue divided by the average number of subscribers during the month. In the case of Wireless, ARPU represents monthly network revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly revenue generated from those subscribers divided by the average number of those subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps indicate whether we have been successful in attracting and retaining higher usage subscribers. Refer to the “Supplementary Information – Average Revenue Per User” section for further details on this Wireless and Cable calculation.
Operating Expenses
Operating expenses are segregated into three categories for assessing business performance:
•	Cost of sales, which is comprised of wireless equipment costs, Video Stores merchandise and depreciation of Video Store rental assets, Telecom carrier costs, as well as cost of goods sold by The Shopping Channel;

•	Sales and marketing expenses, which represent the costs to acquire new subscribers (other than those related to equipment), such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees, as well as direct overheads related to these activities and the costs of operating the Video Store locations and the retail operations of Wireless stores; and

•	Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and service existing subscriber relationships, including retention costs, inter-carrier payments to roaming partners and long-distance carriers, programming related costs, the CRTC contribution levy, Internet and e-mail services and printing and production costs.

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In the wireless and cable industries in Canada, the demand for services continues to grow and the variable costs, such as commissions paid for subscriber activations, as well as the fixed costs of acquiring new subscribers are significant. Fluctuations in the number of activations of new subscribers from period to period and the seasonal nature of both Cable and Wireless subscriber additions result in fluctuations in sales and marketing expenses and accordingly, in the overall level of operating expenses. In our Media business, sales and marketing expenses may be significant to promote publishing, radio and television properties, which in turn attract advertisers, viewers, listeners and readers.
Sales and Marketing Costs (or Cost of Acquisition) Per Subscriber
Sales and marketing costs per subscriber, which is also often referred to in the industry as cost of acquisition per subscriber (“COA”), “subscriber acquisition cost”, or “cost per gross addition”, is calculated by dividing total sales and marketing expenditures, plus costs related to equipment provided to new subscribers for the period, by the total number of gross subscriber activations during the period. COA is a measure used most commonly in a Wireless context and varies depending on the level of the subscriber’s monthly revenue and term of a subscriber’s contract. Total gross subscriber activations include postpaid and prepaid voice and data activations and one-way messaging activations. Refer to “Supplementary Information – Cost of Acquisition per Gross Addition” for further details on this Wireless calculation.
Operating Expense per Subscriber
Operating expense per subscriber, expressed as a monthly average, is calculated by dividing total operating, general and administrative expenses, plus costs related to equipment provided to existing subscribers, by the average number of subscribers during the period. Operating expense per subscriber is tracked by Wireless as a measure of our ability to leverage our operating cost structure across a growing subscriber base, and we believe that it is an important measure of our ability to achieve the benefits of scale as we increase the size of our business. Refer to “Supplementary Information — Operating Expense per Average Subscriber” for further details on this Wireless calculation.
Operating Profit and Operating Profit Margin
We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), loss on repayment of long-term debt, change in fair value of derivative instruments, non-controlling interest, gain of sale of investments, write-down of investments, income (loss) from investments accounted for by the equity method and investment and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare our business to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.
We calculate operating profit margin by dividing operating profit by total revenue, except in the case of Wireless. For Wireless, operating profit margin is calculated by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because network revenue better reflects Wireless’ core business activity of providing wireless services. This measure is not a defined term under Canadian GAAP or U.S. GAAP. Refer to “Supplementary Information — Operating Profit Margin Calculation” for further details on this Wireless, Cable, Telecom and Media calculation.
Additions to PP&E
Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus on managing additions to

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PP&E than we do on managing depreciation and amortization expense because additions to PP&E have a direct impact on our cash flow, whereas depreciation and amortization are non-cash accounting measures required under Canadian GAAP.
The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provides a more accurate determination for period-to-period comparisons.
Critical Accounting Policies
This MD&A is made with reference to our 2005 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The Audit Committee of our Board reviews our accounting policies, and reviews all quarterly and annual filings, recommends adoption of our annual financial statements to our Board. For a detailed discussion of our accounting policies, see Note 2 to the Audited Consolidated Financial Statements. In addition, a discussion of critical accounting estimates and a discussion of new accounting standards adopted by us in the year ended December 31, 2005 are discussed in the sections “Critical Accounting Estimates” and “New Accounting Standards”, respectively.
Revenue Recognition
We consider revenues to be earned as services are performed, provided that ultimate collection is reasonably assured at the time of performance.
We offer certain products and services as part of multiple deliverable arrangements. We divide multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units are then measured and allocated amongst the accounting units based upon their relative fair values and then our relevant revenue recognition policies are applied to them. We recognize revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.
Revenue is categorized into the following types, the majority of which are recurring in nature on a monthly basis from ongoing relationships, contractual or otherwise, with our subscribers:
•	Monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services, and media subscriptions are recorded as revenue on a pro rata basis over the month as the service is provided;

•	Revenue from wireless airtime, roaming, and optional services, pay-per-view and video-on-demand services, video rentals, and other sales of products are recorded as revenue as the services or products are delivered. Commissions earned by the video stores segment in handling transactions of the cable services segment are recorded as charged. These fees are eliminated on consolidation;

•	Revenue from the sale of wireless, cable and telecommunications equipment is recorded when the equipment is delivered and accepted by the independent dealer or customer. Equipment subsidies provided to new and existing subscribers are recorded as a reduction of revenues upon activation of the service;

•	Installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, these fees are recorded as part of equipment revenue or, in the case of Cable and Telecom, are deferred and amortized over the related service period, as appropriate. The related service period for Cable is determined to be approximately four years, based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to re-connects are deferred to the extent of deferred installation fees

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and amortized over the same period as these related installation fees. New connect installation costs are capitalized to property, plant and equipment and amortized over the useful life of the related assets;
•	Revenues from telecommunication services are recognized based on either customer usage as measured by our switches or by contractual agreement when provided. Where services to certain customers are provisioned through the use of subcontractor agents, revenue is recognized based on the fees charged to the customer, provided that we are acting as the principal in the arrangement;

•	Advertising revenue is recorded in the period the advertising airs on the Company’s radio or television stations and the period in which advertising is featured in the Company’s media publications;

•	Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;

•	Blue Jays’ revenue, which is composed primarily of home game admission and concession revenue, is recognized as the related games are played during the baseball season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement which distributes funds to and from member clubs, based on each clubs’ revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured; and

•	Multi-product discounts related to wireless, cable, telephony, and Internet services are charged directly to the products to which they relate and as a reduction in revenue over the month.
Unearned revenue includes subscriber deposits, cable installation fees and amounts received from subscribers and customers related to services and subscriptions to be provided in future periods.
Subscriber Acquisition and Retention Costs
We operate within a highly-competitive industry and generally incur significant costs to attract new subscribers and retain existing subscribers. All sales and marketing expenditures related to subscriber acquisitions, retention and contract renewals, such as commissions, wireless equipment subsidies and the cost associated with the sale of cable customer premises equipment, are expensed in the period incurred. A large percentage of the subscriber acquisition and retention costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition or renewal of a subscriber. In addition, subscriber acquisition and retention costs on a per subscriber acquired basis fluctuate based on the success of promotional activity and the seasonality of the business. Accordingly, if we experience significant growth in subscriber activations or renewals during a period, expenses for that period will increase.
Capitalization of Direct Labour and Overhead
Direct labour and certain overhead costs associated with our Wireless, Cable and Telecom segments associated with the acquisition, construction, development or betterment of our networks, cable transmission and distribution facilities and new cable installations are capitalized to PP&E by applying specified capitalization rates.
Critical Accounting Estimates
This MD&A is made with reference to our 2005 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenue and expenses that

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are not readily apparent from other sources. Actual results could differ from those estimates. We believe that the accounting estimates discussed below are critical to our business operations and an understanding of our results of operations or may involve additional management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.
Revenue Recognition
We are required to make estimates for wireless airtime revenue earned but not yet billed as of the end of each reporting period. These estimates are based primarily upon historical usage trends.
We record provisions against related revenue for service discounts, promotions, achievement credits and incentives related to telecommunications services. These revenue allowances are based on estimates derived from factors that include but are not limited to historical results, current economic trends and demand.
Purchase Price Allocations
During 2004, we acquired Fido and the remaining outstanding shares of Wireless and Sportsnet. During 2005, we acquired Call-Net Enterprises Inc. and the Rogers Centre. The allocations of the purchase prices for these transactions involved considerable judgment in determining the fair values assigned to the tangible and intangible assets acquired and the liabilities assumed on acquisition. Among other things, the determination of these fair values involved the use of discounted cash flow analyses, estimated future margins, estimated future subscribers, estimated future royalty rates, the use of information available in the financial markets and estimates as to costs to close duplicate facilities and buy out certain contracts. Should actual rates, cash flows, costs and other items differ from our estimates, this may necessitate revisions to the purchase price allocation or the carrying value of the related assets and liabilities acquired, including revisions that may impact net income in future periods.
Carrier Charge Payable Reserves
Carrier charges are incurred for the transmission of voice and data over other carriers’ networks. These costs consist of both fixed payments and variable amounts based on actual usage and negotiated or regulated contract rates. Telecom records carrier charges as incurred. Accordingly, at each balance sheet date, Telecom records its best estimate of the carrier charge incurred but not billed based on internal usage reports and, for disputed amounts, a reserve based on an analysis of the probability of paying the disputed amount.
Useful Lives of PP&E
We depreciate the cost of PP&E over their respective estimated useful lives. These estimates of useful lives involve considerable judgment. In determining the estimates of these useful lives, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to reduce the estimated life of PP&E, which could result in a higher depreciation expense in future periods.
Amortization of Intangible Assets
We amortize the cost of finite-lived intangible assets over their estimated useful lives. These estimates of useful lives involve considerable judgment. During 2004 and 2005, the acquisitions of Fido, Call-Net, the Rogers Centre and the minority interests in Wireless and Sportsnet together with the consolidation of the Blue Jays, resulted in significant increases to our intangible asset balances. Judgement is also involved in determining that spectrum and broadcast licences have indefinite lives, and therefore not amortized.

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The determination of the estimated useful lives of brand names involves historical experience, marketing considerations and the nature of the industries in which we operates. The useful lives of subscriber bases are based on the historical churn rates of the underlying subscribers and judgments as to the applicability of these rates going forward. The useful lives of roaming agreements are based on estimates of the useful lives of the related network equipment. The useful lives of wholesale agreements and dealer networks are based on the underlying contractual lives. The determination of the estimated useful lives of intangible assets impacts amortization expense in the current period as well as future periods. The impact on net income on a full-year basis of changing the useful lives of the finite-lived assets by one year is shown in the chart below.

	Amortization	Increase in Net Income	Decrease in Net Income
(In millions of dollars)	Period	if Life Increased by 1 year	if Life Decreased by 1 year

Brand names
Rogers	20.0 years	$0.7	$(0.8)
Fido	5.0 years	$3.4	$(5.1)

Subscriber Base
Rogers	4.6 years	$30.4	$(53.7)
Fido	2.3 years	$23.5	$(61.0)
Telecom	2.4 years	$15.3	$(37.9)

Roaming Agreements	12.0 years	$3.4	$(4.0)

Dealer network
Rogers	4.0 years	$1.4	$(2.3)
Fido	4.0 years	$0.7	$(1.1)

Wholesale agreements	3.2 years	$1.0	$(1.9)
Impairment of Indefinite-Lived Intangible Assets and Long-Lived Assets
Indefinite-lived intangible assets, including goodwill and spectrum/broadcast licences, as well as long-lived assets including PP&E and other intangible assets, are assessed for impairment on at least an annual basis or more often if events or circumstances warrant. These impairment tests involve the use of both discounted and undiscounted cash flow analyses to assess the fair value of both indefinite-lived and long-lived assets and the recoverability of the carrying value of these assets. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates. If the fair values of these assets as determined above are less than the related carrying values, impairment losses would be recognized, as applicable.
Capitalization of Direct Labour and Overhead
As discussed above, direct labour and certain overhead costs are capitalized to PP&E by applying specified capitalization rates. Estimates of historical costs are used to determine these capitalization rates. We assess these capitalization rates to ensure their continued applicability, and any changes to these rates, which may be significant, are included prospectively in the periods in which these assessments are completed. Although interest costs are permitted to be capitalized during construction, it is our policy not to capitalize interest.
Income Tax Estimates
We use judgment in the estimation of income taxes and future income tax assets and liabilities. In the preparation of its financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This

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involves estimating actual current tax exposure, together with assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carryforwards. We are required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carryforwards. Judgment is required to determine if a valuation allowance is needed against either all or a portion of our future tax assets. Various considerations are reflected in this judgment including future profitability of the related company, tax planning strategies that are being implemented or could be implemented to recognize the benefits of these tax assets, as well as the expiration of the tax loss carryforwards. Judgments and estimates made to assess the tax treatment of items and the need for a valuation allowance impact the future tax balances as well as net income through the current and future tax provisions. As at December 31, 2005 and as detailed in Note 14 to the Consolidated Financial Statements, we have tax loss carryforwards of approximately $3,860.9 million expiring at various times through 2016. Our net future income tax asset, prior to valuation allowances, totals approximately $1,078.2 million at December 31, 2005 (2004 — $696.8 million). A full valuation allowance had been provided against our net future income tax assets in 2004. However, in 2005, we reduced the valuation allowance to reflect that it is more likely than not that certain income tax assets will be realized resulting in the recognition of a net future tax asset of $460.4 million. Approximately $451.8 million of the income tax assets recognized in 2005 relate to assets arising on acquisitions. Accordingly, the benefit related to these assets has been reflected as a reduction of goodwill.
Pension Plans
When accounting for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations and the future performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of pension accounting. This principle results in recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plan. The primary assumptions and estimates include the discount rate, the expected return on plan assets and the rate of compensation increase. Changes to these primary assumptions and estimates would impact pension expense and the deferred pension asset.
The following table illustrates the increase (decrease) on the accrual benefit obligation and pension expense for changes in these primary assumptions and estimates:

	Accrued Benefit Obligation at	Pension Expense
(In thousands of dollars)	End of Fiscal 2005	Fiscal 2005

Discount Rate	5.25%	6.25%
Impact of: 1% increase	$(88,376)	$(9,853)
1% decrease	121,730	13,831

Rate of Compensation Increase	4.00%	4.00%
Impact of: 0.25% increase	$5,682	$935
0.25% decrease	(5,811)	(950)

Expected Rate of Return on Assets	N/A	7.25%
Impact of: 1% increase	N/A	(4,100)
1% decrease	N/A	4,100
Allowance for Doubtful Accounts
A significant portion of our revenue is earned from selling on credit to individual consumers and business customers. The allowance for doubtful accounts is calculated by taking into account factors such as our historical collection and write-off experience, the number of days the customer is past due and the status of the customer’s account with respect to whether or not the customer is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will

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directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. Conversely, as circumstances improve and customer accounts are adjusted and brought current, the reported bad debt expense will decline.
New Accounting Standards
We adopted the following new accounting standards as a result of changes to Canadian GAAP:
Financial Instruments
On January 1, 2005, we adopted the amended provisions of The Canadian Institute of Chartered Accountants Handbook Section 3860, “Financial Instruments — Disclosure and Presentation” (“CICA 3860”) with retroactive application and, as a result, have reflected the impact of this new accounting policy in the consolidated balance sheet as at December 31, 2005 and 2004 and in the consolidated statements of income and cash flows for each of the years in the two-year period ended December 31, 2005. Section 3860 was amended to provide guidance for classifying as liabilities certain financial obligations of a fixed amount that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments. Any financial instruments issued by an enterprise that give the issuer unrestricted rights to settle the principal amount for cash or the equivalent value of its own equity instruments are no longer presented as equity.
As a result of retroactively adopting Section 3860, we reclassified the liability portion of its 5 1/2% Convertible Preferred Securities due August 2009 to long-term debt and the related interest expense has been included as interest expense in the consolidated statements of income. These changes do not affect loss per share since the related interest expense has, in prior years, been incorporated in determining net loss for the purposes of determining loss per share.
Refer to Note 2(s)(i) for further details on the adjustments to the 2004 comparative amounts.
Stock-Based Compensation
Effective January 1, 2004, Canadian GAAP requires us to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, we determined the fair value of options granted to employees since January 1, 2002 using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $7.0 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in our contributed surplus. For the year ended December 31, 2004, we recognized stock-based compensation expense of approximately $15.1 million.
Accounting for Derivative Instruments
Our cross-currency interest rate exchange agreements (“swaps”) are used to manage the cash flow risks associated with the fluctuations in foreign exchange rates relating to our U.S. dollar-denominated debt. We do not enter into such swaps for speculative purposes.
Prior to January 1, 2004, we accounted for these swaps as hedges of the fluctuations in foreign exchange rates relating to approximately 67.8% of our U.S. dollar-denominated debt. Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period was hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps that were designated as hedges.
Effective January 1, 2004, we adopted Accounting Guideline 13 (“AcG-13”), “Hedging Relationships” which established a new criteria for hedge accounting with application to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, we re-assessed all our hedging relationships and determined that we would not account for our swaps as hedges for accounting purposes and consequently began to account for such swaps on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

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We adjusted the carrying value of these instruments of $338.1 million at December 31, 2003 to the fair value of $385.3 million on January 1, 2004. The corresponding transitional loss of $47.2 million was deferred and was being amortized to income over the remaining life of the underlying debt instruments.
Effective July 1, 2004, we met the requirements for hedge accounting under AcG-13 for certain of our derivative instruments, and consequently, on a prospective basis, began to treat approximately US$2,773.4 million notional amount of an aggregate US$2,885.3 million notional amount, or 96.1% of these exchange agreements, as hedges for accounting purposes on US$2,773.4 million of U.S. dollar-denominated debt.
A transition adjustment arising on the change from mark-to-market accounting to hedge accounting was therefore calculated as at July 1, 2004, resulting in a deferred transitional gain of $80.0 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt and the term of the exchange agreements. Amortization of the transitional gain from July 1, 2004 to December 31, 2004 totalled $6.5 million.
Recent Canadian Accounting Pronouncements
Non-Monetary Transactions
In 2005, the CICA issued Handbook Section 3831 “Non-monetary transactions” (“CICA 3831”), replacing Section 3830 “Non-monetary transactions”. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases the transaction must be measured at the carrying value. The new requirements are effective for transactions occurring on or after January 1, 2006. We do not expect that this new standard will have a material impact on our consolidated financial statements.
Financial Instruments
In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments — Recognition and Measurement”, Handbook Section 1530, “Comprehensive Income”, and Handbook Section 3865, “Hedges”. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be substantially unchanged. We are assessing the impact of these new standards.
U.S. GAAP Differences
We prepare our financial statements in accordance with Canadian GAAP. U.S. GAAP differs from Canadian GAAP in certain respects. The areas of principal differences and their impact on our Audited Consolidated Financial Statements are described in Note 23 to the Audited Consolidated Financial Statements. The significant differences in accounting relate to:
•	Gain On Sale and Issuance of Subsidiary Shares to Non-Controlling Interest

•	Gain on Sale of Cable Systems

•	Pre-operating Costs

•	Equity Instruments

•	Capitalized Interest

•	Unrealized Holding Gains and Losses on Investments

•	Acquisition of Cable Atlantic

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•	Financial Instruments

•	Stock-based Compensation

•	Minimum Pension Liability

•	Income Taxes

•	Installation Revenues and Costs

•	Loss on Repayment of Long-Term Debt

•	Acquisition of Wireless

•	Blue Jays
Recent United States accounting pronouncements are also discussed in Note 23 to the Audited Consolidated Financial Statements.
Intercompany and Related Party Transactions
RCI Arrangements with its Subsidiaries
RCI has entered into a number of agreements with its subsidiaries, including Wireless, Cable, Telecom, and Media. These agreements govern the management, commercial and cost-sharing arrangements that RCI have with its subsidiaries. RCI monitors intercompany and related party agreements to ensure they remain beneficial to the Company. RCI continually evaluates the expansion of existing arrangements and the entry into new agreements.
RCI’s agreements with its subsidiaries have historically focused on areas of operation in which joint or combined services provide efficiencies of scale or other synergies. For example, RCI manages the call centre operations of Wireless, Cable and effective September 1, 2005, Telecom, with the goal of improving productivity, increasing service levels and reducing costs.
More recently, RCI’s arrangements are increasingly focused on sales and marketing activities. In addition, RCI continues to look for other operations and activities that can be shared or jointly operated with other companies within the Rogers group. Any new arrangements will be entered into only if the companies believe such arrangements are in each company’s best interest. The definitive terms and conditions of the agreements relating to these arrangements are subject to the approval of the Audit Committee of the Board of Directors of each company.
Management Services Agreement
Each of Wireless, Cable and Media has entered into a management services agreement with RCI under which RCI agrees to provide supplemental executive, administrative, financial, strategic planning, information technology and various other services to each subsidiary. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of PP&E expenditure proposals), treasury services, service on the subsidiary’s Boards of Directors and on committees of the Boards of Directors, advice and assistance in relationships with employee groups, internal audits, investor relations, purchasing and legal services. In return for these services, each of the subsidiaries has agreed to pay RCI certain fees, which, in the case of Cable and Media, is an amount equal to 2% of their respective consolidated revenue for each fiscal quarter, subject to certain exceptions, and, in the case of Wireless, is an amount equal to the greater of $8 million per year (adjusted for changes in the Canadian Consumer Price Index from January 1, 1991) and an amount determined by both RCI and the directors serving on the Audit Committee of Wireless.
Effective January 1, 2006, as a result of the reorganization of Cable and Telecom, Telecom will be subject to the Management Services Agreement.

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Customer Care Call Centres
RCI is party to agreements with Wireless, Cable and effective September 1, 2005, Telecom pursuant to which RCI provides customer service and sales functions through its call centres. Wireless, Cable, and Telecom pay RCI commissions for new subscriptions, products and service options purchased by subscribers through the call centres. RCI is reimbursed for the cost of providing customer service based on the actual costs incurred and is held accountable for meeting performance targets as detailed in the agreement. The assets used in the provision of these services are owned by Wireless, Cable, and Telecom. The current agreements are terminable upon 90 days notice.
Accounts Receivable
RCI manages the subscriber account collection activities of Wireless and Cable. Wireless and Cable are responsible, however, for the costs incurred in the collection and handling of their accounts. Coinciding with the reorganization of Cable and Telecom in early 2006 as discussed above and as billing conversions are completed, the arrangement for the subscriber collection activities will be expanded to include the current operations of Telecom.
Real Estate
Wireless leases, at market rates, office space to us and our subsidiaries. RCI manages the real estate that Wireless owns. Wireless reimburses RCI for the costs it incurs based on various factors, including the number of sites managed and employees utilized.
Wireless Services
Wireless provides wireless services to RCI and its subsidiaries. The fees RCI pays are based on actual usage at market rates.
Information Technology
RCI manages the information technology function for Wireless, Cable, and effective September 1, 2005, Telecom, including the operation of the billing and customer care systems. Wireless, Cable, and Telecom reimburse RCI based on the actual costs incurred.
Cost Sharing and Services Agreements
RCI entered into other cost sharing and services agreements with its subsidiaries in the areas of accounting, purchasing, human resources, accounts payable processing, remittance processing, payroll processing, e-commerce and the RCI data centre and other common services and activities. Generally, RCI provides these services to its subsidiaries and the agreements are on renewable terms of one year and may be terminated by either party on 30 to 90 days notice. To the extent that RCI incurs operating expenses and make PP&E expenditures, these costs are reimbursed to RCI, on a cost recovery basis, in accordance with the services RCI provides on behalf of the subsidiaries.
Arrangements Between Our Subsidiaries
Invoicing of Common Customers
Pursuant to an agreement with Cable, Wireless purchases the accounts receivables and provides invoicing and subscriber account collection services for common subscribers who receive a consolidated invoice and for all cable telephony subscribers. Wireless is compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing these receivables at a discount. The discount is based on actual costs incurred for the services provided and is reviewed periodically.

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Distribution of Wireless’ Products and Services
Cable and Wireless have entered into an agreement for the sale of their products and services through the Rogers Video stores owned by Cable. Wireless pays Cable commissions for new subscriptions equivalent to amounts paid to third-party distributors.
Distribution of Cable’s Products and Services
Wireless has agreed to provide retail field support to Cable and to represent Cable in the promotion and sales of its business products and services. Under the retail field support agreement, Wireless’ retail sales representatives receive sales commissions for achieving sales targets with respect to Cable products and services, the cost of which is reimbursed by Cable to Wireless.
Transmission Facilities
Wireless has entered into agreements with Cable to share the construction and operating costs of certain co-located fibre-optic transmission and microwave facilities. The costs of these facilities are allocated based on usage or ownership, as applicable. Since there are significant fixed costs associated with these transmission links, Wireless and Cable have achieved economies of scale by sharing these facilities resulting in reduced capital costs. In addition, Wireless receives payments from Cable for the use of its data, circuits, data transmission and links. The price of these services is based on usage or ownership, as applicable.
Long Distance
In 2005, Telecom began to terminate long distance minutes in both North American and international markets for Wireless. These transactions are priced at fair value wholesale rates.
Advertising
Wireless and Cable advertise their products and services through radio stations and other media outlets owned by Media. They receive a discount from the customary rates of Media. Media has also agreed to compensate Cable for the placement of Media advertising on one or more of Cable’s television channels.
Transfer of Telecom Subscribers to Wireless
Rogers Telecom and Fido were subject to an agreement whereby Telecom resold the wireless services of Fido. During 2005, the resale agreement was terminated and Wireless purchased the wireless subscriber base and related working capital items of Telecom for a cash consideration of $6.5 million.

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Summary of Charges from (to) Related Parties
We have entered into certain transactions in the normal course of business with certain broadcasters in which we have an equity interest.

	Years Ended December 31,
(In millions of dollars)	2005	2004

Roaming revenue billed by AWE (1)	$—	$12.1
Roaming expenses paid to AWE (1)	—	(9.0)
Fees Paid to AWE for over-air activation (1)	—	—
Programming rights acquired from the Blue Jays	—	(8.0)
Access fees paid to broadcasters accounted for by the equity method	(18.4)	(19.0)

	$(18.4)	$(23.9)

(1)	Amounts for 2005 are until October 13, 2005.
In addition, we entered into certain transactions with companies, the partners or senior officers of which are directors of RCI or our subsidiary companies as follows:

	Years Ended December 31,
(In millions of dollars)	2005	2004

Legals services and commissions paid on premiums for insurance coverage	$5.4	$4.0
Telecommunications and programming services	1.6	6.3
Interest charges and other financing fees	21.9	37.8

	$28.9	$48.1
We made payments to or received payments from companies controlled by our controlling shareholder as follows:

	Years Ended December 31,
(In millions of dollars)	2005	2004

Dividends paid on Class A Preferred shares of Blue Jays Holdco	$—	2.7
Charges to Rogers for business use of aircraft	0.6	0.5
Charges by Rogers for rent and reimbursement of office and personnel costs	(0.1)	(0.1)

	$0.5	$3.1
During 2005, with the approval of the Board of Directors, we entered into an arrangement to sell to our controlling shareholder, for $13.0 million in cash, the shares in two wholly-owned subsidiaries whose only asset will consist of tax losses aggregating approximately $100 million. The terms of the transaction were reviewed and approved by a Special Committee of the Board of Directors comprised of independent directors. The Special Committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view. The sale of the tax losses will be completed by mid-2006. For accounting purposes, we recorded in the consolidated balance sheet at December 31, 2005 a future tax asset of $13.0 million, representing the amount we will receive from the controlling shareholder for the tax losses when the sale is completed. In addition, a corresponding $13.0 million was recorded as a reduction of income tax expense in 2005 in the consolidated statement of income.

83	Rogers Communications 2005 MD&A

6. ADDITIONAL FINANCIAL INFORMATION
2006 Financial and Operating Guidance
The following table outlines our financial and operational guidance for the full year 2006. This information is forward-looking and should be read in conjunction with the sections above entitled “Caution Regarding Forward-Looking Statements”, “Risks and Uncertainties”, and the section below entitled “Material Assumptions”. We caution that actual results may differ materially from the conclusions, forecasts or projections reflected or contained in this forward-looking information. The table also presents 2005 results for the categories for which guidance is being provided, with the pro forma results reflecting the transfer of Telecom to Cable in the first quarter 2006, as previously discussed.

	2005 Reclassified
(In millions of dollars, except subscribers)	and Pro Forma	2006 Range

Revenue
Wireless (network revenue)	$3,613	$4,125	to	$4,175
Cable and Telecom (1)	2,925	3,110	to	3,185
Media (2)	1,097	1,165	to	1,205

Operating profit (3)
Wireless (4)	$1,391	$1,730	to	$1,780
Cable and Telecom (1)	834	825	to	860
Media (2)	128	115	to	120

PP&E expenditures (5)
Wireless (4)	$492	$600	to	$650
Cable and Telecom (1)	742	640	to	695

Net subscriber additions (000’s)
Wireless voice and data	619	525	to	575
Basic cable	9	—	to	10
Internet	209	125	to	175
Digital	238	175	to	225
Residential telephony	144	200	to	250

Rogers Telecom integration (6)	$14	$50	to	$65

84	Rogers Communications 2005 MD&A

(1)	Supplemental Cable and Telecom detail:
Home Phone Service and Rogers Business Solutions operating profit and PP&E expenditures exclude costs associated with the integration of Call-Net.

	2005 Reclassified
(In millions of dollars)	and Pro Forma	2006 Range

Revenue (excluding intercompany eliminations)
Core Cable and Internet	$1,740	$1,850	to	$1,870
Home Phone Service	300	325	to	345
Rogers Business Solutions	561	600	to	625
Video stores	327	335	to	345

Operating Profit
Core Cable and Internet	$725	$755	to	$770
Home Phone Service	39	10	to	15
Rogers Business Solutions	52	45	to	55
Video stores	18	15	to	20

PP&E Expenditures
Core Cable and Internet	$515	$450	to	$470
Home Phone Service	127	90	to	110
Rogers Business Solutions	86	90	to	100
Video stores	15	10	to	15

(2)	Supplemental Media detail:

(In millions of dollars)	2005	2006 Range

Revenue
Core Media	$937	$1,000	to	$1,030
Sports Entertainment	160	165	to	175

Operating Profit
Core Media	$139	$145	to	$155
Sports Entertainment	(11)	(30)	to	(35)

(3)	Before RCI corporate expenses and management fees paid to Rogers Communications Inc., and excluding costs associated with the integration of Fido and Call-Net.

(4)	Supplemental Wireless detail:
Excludes one time expenditures related to the integration of Fido in 2005 as well as up to $80 million of PP&E expenditures and up to $20 million in operating losses related to the Inukshuk fixed wireless initiative in 2006.

(In millions of dollars)	2005	2006 Range

PP&E Expenditures
Wireless (excl. HSDPA)	$492	$450	to	$475
HSDPA	—	150	to	175

(5)	Does not include Corporate or Media PP&E expenditures or the PP&E expenditures component of the Call-Net integration. Corporate PP&E expenditures will include costs associated with the January 4, 2006 purchase of the Greater Toronto Area business campus by Rogers Communications Inc.

(6)	Estimated 2006 breakdown: approximately 70% to be recorded as PP&E expenditures and approximately 30% to be recorded as operating expense.

85	Rogers Communications 2005 MD&A

Material Assumptions
Certain key macro assumptions were made in the preparation of our annual 2006 guidance, the most significant of which include:
•	Canadian GDP growth of approximately 3% for 2006, with the Canadian Consumer Price Index rising modestly from the current level of approximately 2%;
•	A relatively stable foreign exchange rate of C$1.18=US1.00 based upon a general consensus of economists’ currency forecasts;
•	Growth in the overall Canadian telecommunications market in 2006 modestly higher than GDP growth;
•	A revenue growth rate for the Canadian wireless industry of approximately 13% to 15% which is slightly below the 2005 growth rate, with a wireless industry penetration gain similar to modestly below the gain in 2005;
•	Revenue growth rates for the overall Canadian video and Internet markets equal to or slightly lower than the 2005 growth rates of approximately 6% and 12%, respectively;
•	A modest decrease in the overall Canadian residential and business voice telecommunications markets consistent with 2005 due to competitive pricing pressures, wireless substitution, and other factors;
•	No material changes in the overall Canadian advertising market; and
•	No significant degree of consolidation, fragmentation or other such changes in the Canadian communications or media industries.
Various company specific assumptions were also made in the preparation of our annual 2006 guidance, the most significant of which include:
•	Wireless voice and data subscriber growth of approximately 9% with the majority of new subscribers being added onto postpaid rate plans;
•	Wireless ARPU levels growing modestly driven primarily by increased data usage, while wireless churn levels do not increase from 2005 levels;
•	Basic cable subscriber levels remaining essentially unchanged or showing modest growth while the digital cable subscriber base grows 20% to 25%;
•	High speed Internet subscriber levels growing approximately 10% to 15% with ARPU levels relatively stable compared to 2005;
•	Residential telephony subscriber base growth of approximately 45% to 55% enabled by the expanded availability and increased sales and marketing of the Rogers Home Phone service and relatively stable residential telephony pricing in our cable serving areas;
•	Cable and Internet prices are expected to rise at rates modestly above GDP;
•	Integration costs during 2006 related to the 2005 Call-Net acquisition in the range of $50 million to $60 million;
•	Wireless PP&E expenditure and operating expense plans contemplate the initial rollout of UMTS/HSDPA 3G wireless services during 2006 and the successful implementation of wireless local number portability in early 2007; and
•	Cable and Telecom PP&E expenditure plans contemplate continued subscriber growth as discussed above.
The above assumptions, although considered reasonable by Rogers at the time of preparation of such guidance and other forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this MD&A.

86	Rogers Communications 2005 MD&A

Five-Year Financial Summary

	Years ended December 31,
(In thousands of dollars, except per share amounts)	2005	2004	2003	2002	2001

Income and Cash Flow
Revenue
Wireless (1)	$4,006,658	$2,783,525	$2,207,794	$1,891,514	$1,640,889
Cable (1)	2,067,733	1,945,655	1,788,122	1,614,554	1,446,599
Media	1,097,176	957,112	854,992	810,805	721,710
Telecom	423,890	—	—	—	—
Corporate and eliminations	(113,303)	(78,043)	(59,052)	(50,088)	4,772

	$7,482,154	$5,608,249	$4,791,856	$4,266,785	$3,813,970

Operating Profit (2)
Wireless	$1,337,049	$950,391	$727,572	$527,687	$411,945
Cable	718,603	708,659	663,474	563,480	516,805
Media	127,846	115,372	106,724	87,635	68,306
Telecom	45,940	—	—	—	—
Corporate and eliminations	(85,869)	(40,281)	(48,874)	(37,188)	(44,535)

	$2,143,569	$1,734,141	$1,448,896	$1,141,614	$952,521

Net Income (loss) (1) (4)	$(44,658)	$(67,142)	$79,358	$259,854	$(515,721)

Cash flow from operations (1) (3)	$1,551,415	$1,305,019	$1,031,043	$682,839	$483,862
Property, plant and equipment expenditures	$1,353,796	$1,054,938	$963,742	$1,261,983	$1,420,747

Average Class A and Class B shares outstanding (000’s)	288,668	240,435	225,918	213,570	208,644
Per Share
Earnings (loss) — basic	$(0.15)	$(0.28)	$0.35	$1.05	$(2.56)
— diluted	$(0.15)	(0.28)	0.34	0.83	(2.56)

Balance Sheet
Assets
Property, plant and equipment, net	$6,151,526	$5,486,837	$5,039,304	$5,051,998	$4,717,731
Goodwill	3,035,786	3,388,687	1,891,636	1,892,060	1,711,551
Intangible assets	2,627,467	2,855,689	400,219	423,674	423,374
Investments	138,212	139,170	229,221	223,937	1,047,888
Other assets	1,881,298	1,402,355	905,115	1,115,064	1,298,400

	$13,834,289	$13,272,738	$8,465,495	$8,706,733	$9,198,944

Liabilities and Shareholders’ Equity
Long-term debt (1) (5)	$7,739,551	$8,541,097	$5,440,018	$6,319,454	$5,809,497
Accounts payable and other liabilities	2,567,123	2,346,307	1,534,541	1,272,745	1,192,165
Future income taxes	—	—	—	27,716	137,189
Non-controlling interest	—	—	193,342	132,536	186,377

Total liabilities	10,306,674	10,887,404	7,167,901	7,752,451	7,325,228

Shareholders’ equity (1)	3,527,615	2,385,334	1,297,594	954,282	1,873,716

	$13,834,289	$13,272,738	$8,465,495	$8,706,733	$9,198,944

(1)	As reclassified. See the “New Accounting Standards” section.

(2)	Operating profit is defined as income before depreciation, amortization, interest, income taxes, and non-operating items. See “Key Performance Indicators Non-GAAP Measures” section.

(3)	Cash flow from operations before changes in working capital amounts.

(4)	Restated for the change in accounting of foreign exchange translation.

(5)	Total long-term debt, including current portion, has been reclassified to exclude the effect of our cross-currency interest rate exchange agreements.
Summary of Seasonality and Quarterly Results
Quarterly results and statistics for the previous eight quarters are outlined following this section.
Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. As a result, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Each of Cable, Wireless, Telecom, and Media has unique seasonal aspects to their businesses.
Wireless’ operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses in that period. Seasonal fluctuation also typically occurs in the third quarter of each year because higher usage and roaming result in higher network revenue and operating profit.

87	Rogers Communications 2005 MD&A

The operating results from Cable and Internet services are subject to modest seasonal fluctuations in subscriber additions and disconnections which are largely attributable to movements of university and college students, individuals temporarily suspending service due to extended vacations, and the timing of promotional activity. Video operations may also experience modest fluctuations from quarter-to-quarter due to the timing of popular titles available throughout the year. However, the fourth quarter has historically been the strongest quarter due to increased consumer activity in the retail cycle.
Telecom does not have any unique seasonal aspect to its business, but there are various factors such as holiday periods that may cause seasonal shifts in traffic patterns between consumers versus business customers at Telecom. The overall impact on Telecom’s financial results is not material.
The seasonality at Media is a result of fluctuations in advertising and related retail cycles since they relate to periods of increased consumer activity as well as fluctuations associated with the Major League Baseball season where revenues are generally concentrated in the spring, summer and fall months.
In addition to the seasonal trends, the most notable trend has been the quarter-by-quarter improvements in revenue and operating profit across the Wireless, Cable, Telecom, and Media businesses.
Much of the 2005 versus 2004 growth in Wireless operating results and statistics from fourth quarter of 2004 reflects Roger Wireless’ acquisition of Fido. Wireless revenue and operating profit growth reflects the increasing number of wireless voice and data subscribers and the increase in blended postpaid and prepaid ARPU. Wireless has continued its strategy of targeting higher-value postpaid subscribers and selling prepaid handsets at higher price points, which has also contributed over time to the significantly heavier mix of postpaid versus prepaid subscribers. Meanwhile, the successful growth in customer base and increased market penetration have been met by increasing customer service and retention expenses and increasing credit and collection costs. However, these costs have been offset by operating efficiencies and increasing GSM network roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our GSM network.
Cable services revenue and operating profit increased primarily due to price increases in July 2005 and August 2004, and increased penetration of its digital products and incremental programming packages. Similarly, the steady growth of Internet revenues has been the result of a greater Internet penetration as a percentage of homes passed. These increases have been somewhat offset by modest deterioration in Video stores revenue and operating profit due to continuing lack of hit movie titles as well as aggressive competition.
Media’s results are primarily attributable to a general upturn in demand for local advertising despite the softness with respect to national advertising coupled with the impact of the NHL lockout.
Other fluctuations in net income from quarter-to-quarter can also be attributed to gain (losses) due to the sale or write-down of expenses, non-operating foreign exchange gain (losses), changes in the fair value of derivative instruments, losses on the repayment of long-term debt, and changes in income tax expense (recovery).
Summary of Fourth Quarter Results
During the three months ended December 31, 2005, consolidated operating revenue increased 35.4% to $2120.2 million in 2005 compared to $1,566.3 million in the corresponding period in 2004, with all four operating segments contributing to the year-over-year growth, including 35.0% growth at Wireless, 8.0% growth at Cable, 12.7% growth at Media and the inclusion of $211.3 million at Telecom. Consolidated fourth quarter operating profit grew 14.0% year-over-year to $513.5 million, with 36.6% growth at Wireless, 1.7% growth at Cable, a 29.2% decline at Media and the inclusion of $22.9 million at Telecom. The fourth quarter results in 2005 also reflected integration expenses of $25.3 million at Wireless, $2.3 million at Telecom and $5.3 million at Corporate.

88	Rogers Communications 2005 MD&A

Consolidated operating income for the three months ended December 31, 2005, totalled $112.9 million, an increase of 2.2% compared to the corresponding period of 2004 due to the growth in Wireless and the inclusion of Telecom, offset by total integration expenses of $32.9 million and the additional amortization of intangible assets which arose on the acquisition of Call-Net in the third quarter of 2005 and the acquisitions of Fido and the minority interests in Wireless in the fourth quarter of 2004. Amortization of intangibles totalled approximately $99.0 million in the three months ended December 31, 2005 compared to approximately $49.4 million in the corresponding period in 2004.
We recorded a net loss of $66.7 million for the three months ended December 31, 2005, or basic loss per share of $0.22 (diluted — $0.22), compared to a net loss of $29.1 million or basic loss per share of $0.12 (diluted — $0.12) in the corresponding period of 2004. While we experienced growth in operating profit, a deferred income tax recovery, and lower interest expense during the three months ended December 31, 2005 relative to the corresponding period in 2004, the increased net loss was due to integration expenses, the amortization of intangibles assumed on acquisition and the fact that the prior year’s quarter reflects foreign exchange gains and other income totalling $47.0 million.

89	Rogers Communications 2005 MD&A

SUPPLEMENTARY INFORMATION
2005 Quarterly Summary

	2005
(thousands of dollars, except per share amounts)	Q1	Q2	Q3	Q4

Income Statement
Operating Revenue
Wireless	$875,371	$963,888	$1,068,888	$1,098,511
Cable	505,256	500,079	513,072	549,326
Media	219,280	293,402	284,520	299,974
Telecom	—	—	212,604	211,286
Corporate and eliminations	(17,492)	(24,858)	(32,017)	(38,936)

	1,582,415	1,732,511	2,047,067	2,120,161

Operating profit (1)
Wireless	298,376	364,760	381,488	292,425
Cable	180,669	171,562	172,046	194,326
Media	11,320	44,195	33,293	39,038
Telecom	—	—	23,055	22,885
Corporate	(15,141)	(15,063)	(20,510)	(35,155)

	475,224	565,454	589,372	513,519

Depreciation and amortization	341,633	358,746	376,984	400,648

Operating income	133,591	206,708	212,388	112,871
Interest on long-term debt	(184,767)	(180,325)	(178,792)	(166,195)
Other income (expense)	8,663	(3,441)	17,894	(21,098)
Income tax recovery (expense)	(3,514)	(3,748)	(2,603)	7,710
Non-controlling interest	—	—	—	—

Net income (loss) for the period	(46,027)	19,194	48,887	(66,712)

Earnings (loss) per share -basic	$(0.17)	$0.07	$0.17	$(0.22)
-diluted	$(0.17)	$0.07	$0.16	$(0.22)

Operating profit margin % (1)
Consolidated	30.0	32.6	28.8	24.2

Additions to property, plant and equipment (1)	$260,419	$344,738	$318,656	$429,983

(1)	As defined in “Key Performance Indicators Non-GAAP Measures” section.

90	Rogers Communications 2005 MD&A

SUPPLEMENTARY INFORMATION
2004 Quarterly Summary

	2004
(thousands of dollars, except per share amounts)	Q1	Q2	Q3	Q4

Income Statement
Operating Revenue
Wireless	$592,841	$655,920	$721,136	$813,628
Cable	473,074	474,846	489,371	508,364
Media	215,741	230,881	244,319	266,171
Telecom;
Corporate and eliminations	(16,907)	(18,152)	(21,138)	(21,846)

	1,264,749	1,343,495	1,433,688	1,566,317

Operating profit (1)
Wireless	219,644	247,083	269,565	214,099
Cable	171,186	173,294	173,143	191,036
Media	6,470	38,819	14,981	55,102
Telecom
Corporate	(15,443)	(13,409)	(1,714)	(9,717)

	381,857	445,787	455,975	450,520

Depreciation and amortization	246,090	250,528	255,857	340,076

Operating income	135,767	195,259	200,118	110,444
Interest on long-term debt	(137,539)	(132,292)	(129,868)	(176,298)
Other income (expense)	(75,384)	(41,775)	29,676	37,776
Income tax recovery (expense)	(1,453)	(3,555)	(3,371)	4,932
Non-controlling interest	423	(25,596)	(48,480)	(5,928)

Net income (loss) for the period	(78,186)	(7,959)	48,075	(29,074)

Earnings (loss) per share -basic	$(0.33)	$(0.03)	$0.20	$(0.12)
-diluted	$(0.33)	$(0.03)	$0.19	$(0.12)

Operating profit margin % (1)
Consolidated	30.2	33.2	31.8	28.8
Additions to property, plant and equipment (1)	$228,666	$218,267	$221,147	$386,858

(1)	As defined in “Key Performance Indicators Non-GAAP Measures” section.

91	Rogers Communications 2005 MD&A

SUPPLEMENTARY INFORMATION
Operating Profit Margin Calculations

(In millions of dollars)	2005	2004

RCI
Operating Profit (1)	2,143.6	1,734.2
Divided by Total Revenue	7,482.2	5,608.3
RCI Operating Profit Margin	28.6%	30.9%

WIRELESS
Operating Profit (1)	1,337.1	950.4
Divided by Network Revenue	3,612.7	2,502.3
Wireless Operating Profit Margin	37.0%	38.0%

CABLE:
Cable:
Operating Profit (1)	700.6	680.5
Divided by Revenue	1,744.6	1,632.0
Cable Operating Profit Margin	40.2%	41.7%

Video:
Operating Profit (1)	18.0	28.2
Divided by Revenue	326.9	317.0
Video Operating Profit Margin	5.5%	8.9%

TOTAL CABLE AND VIDEO:
Operating Profit (1)	718.6	708.7
Divided by Revenue	2,067.7	1,945.7
Cable and Video Operating Profit Margin	34.8%	36.4%

TELECOM
Operating Profit (1)	45.9	N/A
Divided by Revenue	423.9	N/A
Telecom Operating Profit Margin	10.8%	N/A

MEDIA:
Operating Profit (1)	127.8	115.4
Divided by Revenue	1,097.2	956.9
Total Media Operating Profit Margin	11.6%	12.1%

(1)	As defined in “Key Performance Indicators Non-GAAP Measures” section.

92	Rogers Communications 2005 MD&A

SUPPLEMENTARY INFORMATION
Wireless Non-GAAP Calculations (1)

(In millions of dollars, except per subscriber figures; subscribers in thousands)	2005	2004

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$3,383.5	$2,361.1
Divided by: Average postpaid wireless voice and data subscribers	4,435.8	3,306.9
Divided by: 12 months	12	12

	$63.56	$59.50

Prepaid ARPU (monthly)
Prepaid revenue	$209.6	$116.7
Divided by: Average prepaid subscribers	1,323.2	818.5
Divided by: 12 months	12	12

	$13.20	$11.88

Blended ARPU (monthly)
Postpaid (voice and data) revenue plus prepaid revenue	$3,593.1	$2,477.8
Divided by: Average postpaid and prepaid wireless voice and data subscribers	5,759.0	4,125.4
Divided by: 12 months	12	12

	$51.99	$50.05

One-way messaging ARPU (monthly)
One-way messaging revenue	$19.6	$24.5
Divided by: Average one-way messaging subscribers	179.9	220.5
Divided by: 12 months	12	12

	$9.09	$9.25

Cost of acquisition per gross addition
Total sales and marketing expenses	$603.8	$444.4
Equipment margin loss (acquisition related)	191.0	117.5

	$794.8	$561.9

Total gross wireless additions (postpaid, prepaid, and one-way messaging)	2,053.0	1,509.5

	$387	$372

Operating expense per average subscriber (monthly)
Operating, general, administrative and integration expenses	$1,292.5	$879.1
Equipment margin loss (retention related)	188.3	110.9

	$1,480.8	$990.0

Divided by: Average total wireless subscribers	5,938.9	4,345.9
Divided by: 12 months	12	12

	$20.78	$18.99

Equipment margin loss
Equipment sales	$393.9	$281.2
Cost of equipment sales	(773.2)	(509.6)

	$(379.3)	$(228.4)

Acquisition related	$(191.0)	$(117.5)
Retention related	(188.3)	(110.9)

	$(379.3)	$(228.4)

(1)	For definitions of key performance indicators and non-GAAP measures, see “Key Performance Indicators and Non-GAAP Measures” section.

93	Rogers Communications 2005 MD&A

SUPPLEMENTARY INFORMATION
Cable Non-GAAP Calculations (1)

(In millions of dollars, subscribers in thousands,
except ARPU figures and operating profit margin)	2005	2004

Core Cable ARPU
Basic cable and digital revenue	$1,303.9	$1,253.1
Less: RHP revenue
Core Cable revenue	(4.9)	—

	$1,299.0	$1,253.1
Divided by: Average basic cable subscribers	2,250.9	2,256.0
Divided by: 3 months for quarter and 12 months for year-to-date	12	12

	$48.09	$46.29

Internet ARPU
Internet revenue	$440.7	$378.9
Divided by: Average Internet subscribers	1,033.8	847.7
Divided by: 3 months for quarter and 12 months for year-to-date	12	12

	$35.51	$37.25

Cable:
Operating Profit	$700.6	$680.5
Divided by Revenue	1,744.6	1,632.0
Cable Operating Profit Margin	40.2%	41.7%

Video:
Operating Profit	$18.0	$28.2
Divided by Revenue	326.9	317.0
Video Operating Profit Margin	5.5%	8.9%

Customer relationships (unique)
Basic cable subscribers	2,263.8	2,254.6
Internet subscribers	1,145.1	936.6
Less: Subscribers to both basic cable and Internet	(995.9)	(835.3)

	2,413.0	2,355.9

(1)	For definitions of key performance indicators and non-GAAP measures, see “Key Performance Indicators and Non-GAAP Measures” section.

94	Rogers Communications 2005 MD&A

Consolidated Financial Statements of
ROGERS COMMUNICATIONS INC.
Years ended December 31, 2005 and 2004

ROGERS COMMUNICATIONS INC.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING DECEMBER 31, 2005
The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.
The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts that are based on the best estimates and judgments of management and in their opinion present fairly, in all material respects, Rogers Communications lnc.’s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in Management’s Discussion and Analysis and has ensured that it is consistent with the financial statements.
Management of Rogers Communications Inc., in furtherance of the integrity of the financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of financial statements and that Rogers Communications Inc.’s assets are properly accounted for and safeguarded. The internal control processes include management’s communication to employees of policies that govern ethical business conduct.
The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.
The Audit Committee meets periodically with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review Management’s Discussion and Analysis, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.
The financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.
February 7, 2006

/s/ Edward S. Rogers, O.C.	/s/ Alan D. Horn, C.A.

Edward S. Rogers, O.C.	Alan D. Horn. C.A.
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Rogers Communications Inc. as at December 31, 2005 and 2004 and the consolidated statements of income, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
February 7, 2006, except
as to notes 23 and 24 which
are as of March 1, 2006

ROGERS COMMUNICATIONS INC.
Consolidated Balance Sheets
(In thousands of dollars)
December 31, 2005 and 2004

	2005	2004

Assets

Current assets:
Cash and cash equivalents	$–	$243,993
Accounts receivable, net of allowance for doubtful accounts of $98,464 (2004 - $94,035)	890,701	673,936
Other current assets (note 4)	297,846	260,517
Future tax asset (note 14)	113,150	–

	1,301,697	1,178,446
Property, plant and equipment (note 5)	6,151,526	5,486,837
Goodwill (note 6(a))	3,035,787	3,388,687
Intangible assets (note 6(b))	2,627,466	2,855,689
Investments (note 7)	138,212	139,170
Deferred charges (note 8)	129,119	134,466
Future tax asset (note 14)	347,252	–
Other long-term assets (note 9)	103,230	89,443

	$13,834,289	$13,272,738

Liabilities and Shareholders’ Equity

Current liabilities:
Bank advances, arising from outstanding cheques	$103,881	$–
Accounts payable and accrued liabilities	1,411,045	1,428,296
Current portion of long-term debt (note 11)	286,139	618,236
Current portion of derivative instruments (note 12)	14,180	58,856
Unearned revenue	176,266	152,723

	1,991,511	2,258,111

Long-term debt (notes 2(s)(i) and 11)	7,453,412	7,922,861
Derivative instruments (note 12)	787,369	641,545
Other long-term liabilities	74,382	64,887

	10,306,674	10,887,404

Shareholders’ equity (notes 2(s)(i) and 13)	3,527,615	2,385,334

	$13,834,289	$13,272,738

Commitments (note 20)
Guarantees (note 21)
Contingent liabilities (note 22)
Canadian and United States accounting policy differences (note 23)
Subsequent events (note 24)
See accompanying notes to consolidated financial statements.
On behalf of the Board:

/s/ Edward S. Rogers, O.C.	Director

/s/ H. Garfield Emerson, Q.C.	Director

ROGERS COMMUNICATIONS INC.
Consolidated Statements of Income
(In thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004

	2005	2004

Operating revenue	$7,482,154	$5,608,249

Cost of sales	1,296,148	797,857
Sales and marketing expenses	1,122,348	883,622
Operating, general and administrative expenses	2,853,613	2,188,214
Integration expenses (note 3(e))	66,476	4,415
Depreciation and amortization	1,478,011	1,092,551

Operating income	665,558	641,590

Interest on long-term debt (note 2(s)(i))	710,079	575,998

	(44,521)	65,592
Loss on repayment of long-term debt (note 11(f))	(11,242)	(28,210)
Foreign exchange gain (loss) (note 2(g))	35,477	(67,555)
Change in fair value of derivative instruments	(25,168)	26,774
Gain on dilution on issue of shares by a subsidiary	–	15,502
Other income, net	2,951	3,783

Income (loss) before income taxes and non-controlling interest	(42,503)	15,886

Income tax expense (reduction) (note 14):
Current	10,730	3,447
Future	(8,575)	–

	2,155	3,447

Income (loss) before non-controlling interest	(44,658)	12,439

Non-controlling interest	–	(79,581)

Loss for the year (note 2(s)(i))	$(44,658)	$(67,142)

Loss per share (note 15):
Basic	$(0.15)	$(0.28)
Diluted	(0.15)	(0.28)

See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC.
Consolidated Statements of Deficit
(In thousands of dollars)
Years ended December 31, 2005 and 2004

	2005	2004

Deficit, beginning of year:
As previously reported	$(519,441)	$(339,436)
Change in accounting policy related to stock-based compensation (note 2(p))	–	(7,025)
Change in accounting policy related to Convertible Preferred Securities (note 2(s)(i))	–	(81,786)

As restated	(519,441)	(428,247)

Loss for the year	(44,658)	(67,142)

Dividends on Class A Voting and Class B Non-Voting shares	(37,449)	(24,052)

Deficit, end of year	$(601,548)	$(519,441)

See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC.
Consolidated Statements of Cash Flows
(In thousands of dollars)
Years ended December 31, 2005 and 2004

	2005	2004

Cash provided by (used in):

Operating activities:
Loss for the year	$(44,658)	$(67,142)
Adjustments to reconcile loss to net cash flows from operating activities:
Depreciation and amortization	1,478,011	1,092,551
Program rights and video rental inventory depreciation	90,184	88,328
Future income taxes	(8,575)	–
Non-controlling interest	–	79,581
Unrealized foreign exchange loss (gain)	(34,964)	66,943
Change in fair value of derivative instruments	25,168	(26,774)
Loss on repayment of long-term debt	11,242	28,210
Stock-based compensation expense	38,949	15,389
Accreted interest on Convertible Preferred Securities (note 2(s)(i))	17,783	20,924
Amortization on fair value increment of long-term debt and derivatives	(14,907)	–
Other	(6,818)	7,009

	1,551,415	1,305,019
Change in non-cash working capital (note 10(a))	(324,008)	(62,090)

	1,227,407	1,242,929

Investing activities:
Additions to property, plant and equipment (“PP&E”)	(1,353,796)	(1,054,938)
Change in non-cash working capital related to PP&E	(37,883)	59,994
Cash and cash equivalents acquired on acquisition of Rogers Telecom Holdings Inc. (note 3(a))	43,801	–
Acquisition of Rogers Wireless Communications Inc. (note 3(b))	–	(1,772,840)
Acquisition of Microcell Telecommunications Inc., net of cash acquired (note 3(b))	(51,684)	(1,148,637)
Investment in Toronto Blue Jays Baseball Club (note 7(a))	–	(99,235)
Other acquisitions	(38,092)	(66,700)
Other	2,177	(2,566)

	(1,435,477)	(4,084,922)

Financing activities:
Issue of long-term debt	1,369,208	8,982,443
Repayment of long-term debt	(1,509,577)	(6,092,721)
Proceeds on termination of cross-currency interest rate exchange agreements	402,191	58,416
Payment on termination of cross-currency interest rate exchange agreements	(470,825)	(64,602)
Financing costs incurred	(4,940)	(66,071)
Issue of capital stock	100,348	302,231
Dividends paid on Class A Voting and Class B Non-Voting	(26,209)	(23,422)

	(139,804)	3,096,274

Increase (decrease) in cash and cash equivalents	(347,874)	254,281

Cash and cash equivalents (deficiency), beginning of year	243,993	(10,288)

Cash and cash equivalents (deficiency), end of year	$(103,881)	$243,993

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.
For supplemental cash flow information and disclosure of non-cash transactions see note 10(b) and (c).
See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
1.	Nature of the business:

Rogers Communications Inc. (“RCI”) is a Canadian communications company, carrying on business on a national basis, engaged in cable television, high-speed Internet access, cable telephony and video retailing through its wholly-owned subsidiary, Rogers Cable Inc. (“Cable”); wireless voice, messaging and data services through its wholly-owned subsidiary, Rogers Wireless Communications Inc. (“Wireless”); radio and television broadcasting, televised home shopping, publishing, and sports entertainment through its wholly-owned subsidiary, Rogers Media Inc. (“Media”); and circuit-switch telephony, data networking, and high-speed Internet access through its wholly-owned subsidiary, Rogers Telecom Holdings Inc. (“Telecom”). RCI and its subsidiary companies are collectively referred to herein as the “Company”.

2.	Significant accounting policies:
(a)	Basis of presentation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and differ in certain significant respects from United States GAAP as described in note 23.

The consolidated financial statements include the accounts of RCI and its subsidiary companies. For the period from January 1, 2004 to October 13, 2004, the non-controlling interest of Wireless represented approximately 44.7% of Wireless’ net income, after dilutions of the Company’s ownership over that period. For the period from October 14, 2004 to December 31, 2004, the non-controlling interest represented approximately 11.2% of Wireless’ net income, after dilutions of the Company’s ownership over that period. Subsequent to December 31, 2004, there was no non-controlling interest in Wireless. Intercompany transactions and balances are eliminated on consolidation. When RCI’s subsidiaries issue additional common shares to unrelated parties, RCI accounts for these issuances as if RCI had sold a portion of its interest in that subsidiary and, accordingly, records a gain or loss on dilution of RCI’s interest.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
Investments over which the Company is able to exercise significant influence are accounted for by the equity method. Other investments are recorded at cost. Investments are written down when there is evidence that a decline in value that is other than temporary has occurred.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
(b)	Property, plant and equipment:

Property, plant and equipment (“PP&E”) are recorded at purchase cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

The cost of the initial cable subscriber installation is capitalized. Costs of all other cable connections and disconnections are expensed, except for direct incremental installation costs related to reconnect Cable customers, to the extent of reconnect installation revenues. Deferred reconnect revenues and expenses are amortized over the related service period of approximately four years.

(c)	Depreciation:

PP&E are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Mainly diminishing balance	5% to 6-2/3%
Towers, head-ends and transmitters	Straight line	6-2/3% to 25%
Distribution cable, subscriber drops and network equipment	Straight line	5% to 33-1/3%
Wireless network radio base station equipment	Straight line	12-1/2% to 14-1/3%
Computer equipment and software	Straight line	14-1/3% to 33-1/3%
Customer equipment	Straight line	20% to 33-1/3%
Leasehold improvements	Straight line	Over shorter of
estimated useful life
and term of lease
Other equipment	Mainly diminishing balance	20% to 33-1/3%

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(d)	Asset retirement obligations:

Asset retirement obligations are legal obligations associated with the retirement of long-lived tangible assets that result from their acquisition, lease, construction, development or normal operations. The Company records the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The Company subsequently allocates the asset retirement cost to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to operating expenses.

(e)	Long-lived assets:

Long-lived assets, including PP&E and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. At December 31, 2005 and 2004, no impairments in the carrying value of these assets existed.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(f)	Goodwill and intangible assets:
(i)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.

Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

(ii)	Intangible assets:

Intangible assets acquired in a business combination are recorded at their fair values. Intangible assets with finite lives are amortized over their estimated useful lives and are tested for impairment, as described in note 2(e). Intangible assets having an indefinite life, such as spectrum licences, are not amortized but instead are tested for impairment on an annual or more frequent basis by comparing their fair value with book value. An impairment loss on indefinite life intangible assets is recognized when the carrying amount of the asset exceeds its fair value.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
Intangible assets with determinable lives are amortized on a straight-line basis annually over their estimated useful lives as follows:

Subscriber bases	2-1/4 to 4-2/3 years
Brand names - Rogers	20 years
Brand names - Fido	5 years
Dealer networks	4 years
Wholesale agreements	38 months
Roaming agreements	12 years
Player contracts	5 years

The Company has tested goodwill and intangible assets with indefinite lives for impairment during 2005 and 2004 and determined that no impairment in the carrying value of these assets existed.
(g)	Foreign currency translation:

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities and related depreciation and amortization expenses are translated at the historical exchange rate. Revenue and expenses, other than depreciation and amortization, are translated at the average rate for the month in which the transaction was recorded. The accounting for the effect of cross-currency interest rate exchange agreements used to hedge long-term debt is described in note 2(m). Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. In 2005, foreign exchange gains related to the translation of long-term debt totalled $33.3 million (2004 — losses of $66.9 million).

(h)	Deferred charges:

The costs of obtaining bank and other debt financings are deferred and amortized on a straight-line basis over the life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods of up to five years.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(i)	Inventories:

Inventories are primarily valued at the lower of cost, on a first-in, first-out basis, and net realizable value. Video rental inventory, which includes videocassettes, DVDs and video games, is depreciated to its estimated residual value. The residual value of the video rental inventory is recorded as a charge to operating expense upon the sale of the video rental inventory. Depreciation of video rental inventory is charged to cost of sales on a diminishing-balance basis over a six-month period.

(j)	Pension benefits:

The Company accrues its pension plan obligations as employees render the services necessary to earn the pension. The Company uses the current settlement discount rate to measure the accrued pension benefit obligation and uses the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses) over the average remaining service life of the employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the value of the plan assets at the beginning of the year.

The Company uses the following methods and assumptions for pension accounting:
(i)	The cost of pensions is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, compensation levels at the time of retirement and retirement ages of employees. Changes in these assumptions would impact future pension expense.

(ii)	For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

(iii)	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(k)	Acquired program rights:

Acquired program rights are carried at the lower of cost less accumulated amortization, and net realizable value. Acquired program rights and the related liabilities are recorded when the licence period begins and the program is available for use. The cost of acquired program rights is amortized over the expected performance period of the related programs. Net realizable value of acquired program rights is assessed using the industry standard daypart methodology.

(l)	Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized. Income tax expense is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(m)	Derivative instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are only used for risk management purposes.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
Effective January 1, 2004, the Company adopted Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), which established new criteria for hedge accounting for all hedging relationships in effect. Effective January 1, 2004, the Company re-assessed all relationships to determine whether the criteria for hedge accounting were met, and applied the new guidance on a prospective basis. The Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. At the instrument’s inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying currency risk related to the future anticipated interest and principal cash outflows associated with the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged items. Derivative instruments that meet these criteria are carried at their intrinsic value.

For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis, with the resulting gains or losses recorded in or charged against income.

See note 12 for a discussion of the impact of the adoption of this standard in 2004.

(n)	Revenue recognition:

The Company offers certain products and services as part of multiple deliverable arrangements. The Company divides multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is then measured and allocated amongst the accounting units based upon their fair values and then the Company’s relevant revenue recognition policies are applied to them. The Company recognizes revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
The Company’s principal sources of revenue and recognition of these revenues for financial statement purposes are as follows:
(i)	Monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services, and media subscriptions are recorded as revenue on a pro rata basis over the month as the service is provided;

(ii)	Revenue from wireless airtime, roaming, long-distance and optional services, pay-per-view and video-on-demand services, video rentals, and other sales of products are recorded as revenue as the services or products are delivered;

(iii)	Revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or customer. Equipment subsidies provided to new and existing subscribers are recorded as a reduction of equipment revenues upon activation of the service;

(iv)	Installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, these fees are recorded as part of equipment revenue or, in the case of Cable and Telecom, are deferred and amortized over the related service period, as appropriate. The related service period for Cable is determined to be approximately four years while that of Telecom ranges from 26 to 33 months, based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to re-connects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to PP&E and amortized over the useful life of the related assets;

(v)	Advertising revenue is recorded in the period the advertising airs on the Company’s radio or television stations and the period in which advertising is featured in the Company’s media publications;

(vi)	Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned; and

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(vii)	The Blue Jays’ revenue, which is composed primarily of home game admission and concession revenue, is recognized as the related games are played during the baseball season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball (“MLB”) Revenue Sharing Agreement which distributes funds to and from member clubs, based on each club’s revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured.

(viii)	Multi-product discounts are incurred as Cable, Wireless, Media and Telecom products and services are provided, and are charged directly to the revenue for the products and services to which they relate.
Unearned revenue includes subscriber deposits, installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(o)	Subscriber acquisition costs:

Except as described in note 2(n)(iv), the Company expenses the costs related to the acquisition of new subscribers upon activation and costs related to the retention of existing subscribers are expensed as incurred.

(p)	Stock-based compensation and other stock-based payments:

Effective January 1, 2004, Canadian GAAP requires the Company to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company adopted the standard retroactively to January 1, 2002 without restating prior periods. The Company determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes option pricing model and recorded an adjustment to opening retained earnings in the amount of $7.0 million, representing the expense for the 2003 and 2002 fiscal years, with a corresponding increase in contributed surplus.

The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value-based method. The estimated fair value is amortized to expense over the vesting period.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
Stock-based awards that are settled in cash or may be settled in cash at the option of employees or directors, including restricted stock units, are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the awards. Compensation cost for the awards is recorded in operating income over the vesting period of the award. Changes in the Company’s payment obligation prior to the settlement date are recorded in operating income over the vesting period. The payment amount is established for these awards on the date of exercise of the award by the employee.
The Company also has an employee share accumulation plan. Under the terms of the plan, participating employees with the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchases, on a monthly basis, Class B Non-Voting shares of the Company on the open market on behalf of the employee. At the end of each quarter, the Company makes a contribution of 25% of the employee’s contribution in the quarter. Certain employees are eligible for a higher percentage match by the Company. The administrator then uses this amount to purchase additional shares of the Company on behalf of the employee. The Company records its contribution as compensation expense. The share accumulation plan is more fully described in note 13.
The Company has a directors’ deferred share unit plan, under which directors of the Company are entitled to elect to receive their remuneration in deferred share units. Upon resignation as a director, these deferred share units will be redeemed by the Company not later than December 15 of the year following resignation as a director at the then-current market price of the Class B Non-Voting shares. Compensation expense is recognized in the amount of the directors’ remuneration as their services are rendered. The related accrued liability is adjusted to the market price of the Class B Non-Voting             shares at each balance sheet date and the related adjustment is recorded in operating income. At December 31, 2005, a total of 132,698 (2004 — 160,372) deferred share units were outstanding. At December 31, 2004, as a result of the acquisition of Wireless, the Company converted 16,517 Wireless deferred share units into 28,905 RCI deferred share units (note 3(b)).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(q)	Earnings per share:

The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of employee stock options and other potentially dilutive instruments, as described in note 15.

(r)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include the allowance for doubtful accounts, the ability to use income tax loss carryforwards and other future tax assets, capitalization of internal labour and overhead, useful lives of depreciable assets, discount rates and expected returns on plan assets affecting pension expense and the pension asset and the recoverability of long-lived assets, goodwill and intangible assets, which require estimates of future cash flows. For business combinations, key areas of estimation and judgment include the allocation of the purchase price, related integration and severance costs, as well as the determination of useful lives for amortizable intangible assets acquired, including subscriber bases, brand names, roaming agreements, dealer network and wholesale agreements.

Significant changes in the assumptions, including those with respect to future business plans and cash flows, could materially change the recorded amounts.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(s)	Adoption of new accounting pronouncements:
(i)	Financial instruments - disclosure and presentation:

On January 1, 2005, the Company adopted the amended provisions of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3860, Financial Instruments — Disclosure and Presentation (“CICA 3860”) with retroactive application and, as a result, has reflected the impact of this new accounting policy in the consolidated balance sheet as at December 31, 2005 and 2004 and in the consolidated statements of income and cash flows for each of the years in the two-year period ended December 31, 2005. CICA 3860 was amended to provide guidance for classifying as liabilities certain financial obligations of a fixed amount that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments. Any financial instruments issued by an enterprise that give the issuer unrestricted rights to settle the principal amount for cash or the equivalent value of its own equity instruments are no longer presented as equity.

As a result of retroactively adopting CICA 3860, the Company reclassified the liability portion of its Convertible Preferred Securities to long-term debt and the related interest expense has been included as interest expense in the consolidated statements of income (notes 11 and 13).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
These changes resulted in the following adjustments to the 2004 comparative amounts:

2004

Increase (decrease):

Consolidated balance sheet:
Liabilities:
Long-term debt	$490,710
Shareholders’ equity:
Convertible Preferred Securities	(388,000)
Deficit, beginning of year	81,786
Deficit, end of year	102,710

Consolidated statement of income:
Interest on long-term debt	53,924
Loss for the year	(53,924)

Consolidated statement of cash flows:
Cash provided by operating activities	(33,000)
Cash provided by financing activities	33,000

These changes do not affect loss per share since the related interest expense has, in prior years, been deducted from the loss for the year in determining loss per share.

(ii)	Consolidation of variable interest entities:

Effective January 1, 2005, the Company adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”). AcG-15 addresses the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 addresses when an enterprise should include the assets, liabilities and results of activities of such an entity in its consolidated financial statements. There was no impact to the consolidated financial statements of the Company as a result of adopting this standard since the Company does not have an interest in any entities subject to control on a basis other than ownership of voting interests.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(iii)	Arrangements containing a lease:

CICA Emerging Issues Committee (“EIC”) Abstract 150, Determining whether an Arrangement Contains a Lease (“EIC 150”), addresses a situation where an entity enters into an arrangement, comprising a transaction that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments. EIC 150 was effective for arrangements entered into or modified after January 1, 2005. There was no impact to the consolidated financial statements of the Company as a result of the adoption of this new standard since the Company has not entered into such arrangements.
(t)	Recent Canadian accounting pronouncements:
(i)	Non-monetary transactions:

In 2005, the CICA issued Handbook Section 3831 Non-monetary transactions (“CICA 3831”), replacing Section 3830, Non-monetary transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases the transaction must be measured at the carrying value. The new requirements are effective for transactions occurring on or after January 1, 2006. The Company does not expect that this new standard will have a material impact on its consolidated financial statements.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(ii)	Financial Instruments:

In 2005, the CICA issued Handbook Section 3855, Financial Instruments — Recognition and Measurement, Handbook Section 1530, Comprehensive Income, and Handbook Section 3865, Hedges. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be substantially unchanged. The Company is assessing the impact of these new standards.
3.	Business combinations:
(a)	2005 acquisitions:

The Company has completed the following acquisitions during the year which were accounted for by the purchase method:
(i)	Call-Net Enterprises Inc.:

On July 1, 2005, the Company acquired 100% of Call-Net Enterprises Inc. (“Call-Net”) in a share for share transaction (the “Call-Net Acquisition”). Call-Net, primarily through its wholly owned subsidiary Sprint Canada Inc., is a Canadian integrated communications solutions provider of home phone, wireless, long distance and Internet access services to households, and local, long distance, toll free, enhanced voice, data and Internet access services to businesses across Canada. The operations of Call-Net were consolidated with those of the Company as of July 1, 2005.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
3.	Business combinations (continued):
Under the terms of the arrangement, holders of common shares and Class B Non-Voting shares of Call-Net received a fixed exchange ratio of one Class B Non-Voting share of the Company for each 4.25 common shares and/or Class B Non-Voting shares of Call-Net held by them. All outstanding options to purchase Call-Net shares vested immediately prior to the Call-Net acquisition. In addition, each holder of outstanding Call-Net options received fully-vested options of the Company using the same 4.25 exchange ratio. As a result, 8.5 million Class B Non-Voting shares and 0.4 million options were issued as consideration. The Class B Non-Voting shares issued were valued at the average market price over the period two days before and two days after the May 11, 2005 announcement date of the transaction. This resulted in share consideration valued at $316.0 million. The options issued as consideration were valued at $8.5 million using the Black-Scholes model.
Also under the terms of the arrangement, the only outstanding preferred share of Call-Net was deemed to be redeemed by Call-Net for $1.00, being the redemption price thereof. Subsequently, Call-Net was renamed Rogers Telecom Holdings Inc. and Sprint Canada Inc. was renamed Rogers Telecom Inc.
Prior to completion of the acquisition, the Company began to develop a plan to restructure and integrate the operations of Call-Net. As a result of the restructuring and integration, a liability of $3.7 million was recorded in the acquisition balance sheet of Call-Net for severance and other employee related costs. Including direct incremental acquisition costs of approximately $4.0 million, the aggregate purchase price for the acquisition of Call-Net shares and options totalled $328.5 million.
The allocation of the purchase price is preliminary and subject to finalization of the restructuring and integration plan. The allocation of the purchase price reflects management’s best estimate at the date of preparing these financial statements. The purchase price allocation is expected to be finalized by early 2006.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
3.	Business combinations (continued):
The Call-Net subscriber bases acquired is being amortized over its weighted average estimated useful life of 29 months. A change in the fair value of the Call-Net subscriber bases of $10.0 million acquired would have impacted depreciation and amortization expense and net income by $2.1 million for the year ended December 31, 2005. An increase in the weighted average useful life of six months would have reduced depreciation and amortization expense and decreased the loss for the year by approximately $4.3 million for the year ended December 31, 2005. A decrease in the weighted average useful life of six months would have increased depreciation and amortization expense and increased the loss for the year by approximately $6.6 million for the year ended December 31, 2005.

As at December 31, 2005, the purchase price allocation was adjusted upon revisions of the valuation of the intangible assets acquired and for a severance accrual. Amortization will be adjusted on a prospective basis over the estimated remaining useful life of the intangible assets. This will result in an increase in amortization expense of $7.6 million, on an annualized basis, over the remaining useful life relative to that originally determined under the preliminary valuation.

Goodwill related to the Call-Net Acquisition has been assigned to the Telecom reporting segment.

(ii)	Other:

On January 31, 2005, the Company completed the acquisition of Rogers Centre, a multi-purpose stadium located in Toronto, Canada for a purchase price of approximately $26.6 million, including acquisition costs, plus $4.8 million of assumed liabilities. The purchase price has been allocated on a preliminary basis to working capital and property, plant and equipment pending finalizing the valuation of its tangible and intangible assets. The operations of Rogers Centre were consolidated with those of the Company as of January 31, 2005.

Two other acquisitions occurred during 2005 for cash consideration of approximately $11.7 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
3. Business combinations (continued):
     (b) 2004 acquisitions:
The Company completed the following acquisitions during 2004 which were accounted for by the purchase method:
(i) Wireless minority interests:
On October 13, 2004, the Company acquired the 34% interest of Wireless owned by JVII General Partnership, a partnership wholly-owned by AT&T Wireless Services, Inc. (“AWE”), for cash consideration totalling $1,767.4 million. With this transaction, the Company increased its ownership in Wireless from 55.3% to 89.3%. Wireless is a subsidiary of the Company whose results were already consolidated with those of the Company prior to this transaction.
On November 11, 2004, the Company announced that it would launch an exchange offer for any and all of the remaining outstanding shares of Wireless owned by the public, with consideration being 1.75 Class B Non-Voting shares of the Company for each share of Wireless. For accounting purposes, the value of the consideration was calculated as the average price of the Class B Non-Voting shares of the Company over a period of two days before and after the November 11, 2004 announcement date of the exchange offer. At December 31, 2004, the Company completed the acquisition of all of the publicly-held shares of Wireless in exchange for 28,072,856 Class B Non-Voting shares of the Company valued at $811.9 million. This represented an acquisition of an approximate 11.2% interest in Wireless. As a result, at December 31, 2004, the Company owned 100% of Wireless.
On December 31, 2004, the Company issued stock options to purchase Class B Non-Voting shares of the Company in exchange for both vested and non-vested stock options to purchase shares of Wireless, using the same conversion ratio of 1.75. The fair value of the vested options issued totalled approximately $29.3 million, and was included as part of the purchase price. The fair value of the unvested options issued of approximately $43.9 million will be amortized to expense over the vesting period. The fair values of the Company’s options were calculated using the Black-Scholes model.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
3. Business combinations (continued):
Including direct incremental acquisition costs of approximately $10.2 million, the aggregate purchase price for the acquisition of the Wireless shares and options totalled $2,618.8 million.
Goodwill related to the step acquisitions of Wireless has been assigned to the Wireless reporting segment.
(ii) Microcell Telecommunications Inc.:
On November 9, 2004, the Company acquired the outstanding equity securities of Microcell Telecommunications Inc. (“Fido”) for cash consideration. The results of Fido were consolidated effective November 9, 2004. Fido is a provider of wireless telecommunications services in Canada. With this acquisition, the Company now operates the only Global System for Mobile communications (“GSM”) network in Canada.
Including direct incremental acquisition costs of approximately $14.9 million, the purchase price totalled $1,318.4 million, including $51.7 million paid for warrants in 2005.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
3. Business combinations (continued):
Prior to completion of the acquisition, the Company developed a plan to restructure and integrate the operations of Fido. As a result of the restructuring and integration, $129.0 million was originally accrued as a liability assumed on acquisition in the allocation of the purchase price as at December 31, 2004. As at December 31, 2004, no payments had been made related to this liability. This liability included severance and other employee-related costs, as well as costs to consolidate facilities, systems and operations, close cell sites and terminate leases and other contracts. During 2005, management finalized its plan and revised the estimated restructuring and integration costs. As restructuring activities progressed and the Company was able to assess such matters as the extent of its network coverage, management was able to finalize those cell site and facility leases to be terminated and negotiate lease termination costs with the landlord where applicable. The negotiations related to the termination of other contracts were completed during 2005 as well. Additionally, as the dismantling of cell sites progressed, the Company was able to estimate the costs involved in dismantling sites with greater accuracy. With the continued integration of Fido’s operational and administrative functions, the Company was able to finalize the list of those employees who would be retained and those whose employment would be severed in order to avoid the duplication of functions within the integrated enterprise.
The resulting adjustments to the liabilities assumed on acquisition and payments made against such liabilities during 2005 are as follows:

	As at				As at
	December 31,		Revised		December 31,
	2004	Adjustments	liabilities	Payments	2005

Network decommissioning and restoration costs	$52,806	$(18,505)	$34,301	$(18,496)	$15,805
Lease and other contract termination costs	48,329	(21,648)	26,681	(22,997)	3,684
Involuntary severance	27,891	(15,557)	12,334	(10,156)	2,178

	$129,026	$(55,710)	$73,316	$(51,649)	$21,667

The remaining liability as at December 31, 2005 will be paid over the course of 2006.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
3. Business combinations (continued):
(iii) Other:
On December 23, 2004, the Company purchased the remaining 20% interest of Rogers Sportsnet for $45 million. The purchase price was allocated to goodwill on a preliminary basis pending completion of the valuations of the net identifiable assets acquired. In October 2005, an adjustment was made to allocate $23.6 million of the purchase price to broadcast licence with an offsetting reduction to goodwill. The broadcast licence has an indefinite life.
On January 2, 2004, the Company acquired 50% of CTV Specialty Television Inc.’s mobile production and distribution business (“Dome Productions”) for cash of $21.3 million, net of cash acquired of $3.5 million. Dome Productions has been proportionately consolidated with the Company since acquisition of the 50% interest on January 2, 2004.
Goodwill related to the acquisitions of Sportsnet and Dome Productions has been assigned to the Media reporting segment.
During 2004, the Company had other acquisitions with purchase consideration of $0.4 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
3. Business combinations (continued):
(c) Adjustments to preliminary purchase allocations related to 2004 acquisitions:
During 2005, the purchase price allocations related to the 2004 acquisitions were adjusted to reflect final valuations of tangible and intangible assets acquired as well as updated information and estimates related to Fido restructuring and integration plans. The following table summarizes the adjustments made to the purchase price allocations from those disclosed at December 31, 2004:

	Wireless	Fido	Other	Total

Increase (decrease) in estimated fair value of net assets:
acquired
Subscriber bases	$15,263	$31,500	$–	$46,763
Brand names	903	2,500	941	4,344
Roaming agreements	(10,160)	1,500	–	(8,660)
Dealer networks	27,140	13,500	–	40,640
Wholesale agreements	–	13,000	–	13,000
Spectrum licences	(1,768)	(91,600)	–	(93,368)
Broadcast licence	–	–	23,600	23,600
PP&E	1,020	5,590	–	6,610
Deferred revenue	–	(5,654)	–	(5,654)

	32,398	(29,664)	24,541	27,275
Decrease in liabilities assumed on acquisition	–	55,710	–	55,710
Decrease (increase) in acquisition costs	1,078	–	(63)	1,015
Adjustment to fair value of unvested options	20,456	–	–	20,456

Decrease in goodwill	$53,932	$26,046	$24,478	$104,456

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
3. Business combinations (continued):
(d) Purchase price allocations:
The table below summarizes the estimated fair values of the assets acquired and liabilities assumed for the acquisitions in 2005 and 2004. The final purchase price allocations for Wireless and Fido are presented below. The final purchase price allocations for Call-Net and Rogers Centre are expected to be completed in early 2006.

			2005				2004
	Call-Net	Other	Total	Wireless	Fido	Other	Total

Consideration:

Cash	$–	$36,308	$36,308	$1,767,370	$1,251,819	$70,200	$3,089,389
Class B Non-Voting shares	315,986	–	315,986	811,867	–	–	811,867
Amounts due in 2005	–	–	–	–	51,705	–	51,705
Options issued as consideration	8,495	–	8,495	73,228	–	–	73,228
Less fair value of unvested options	–	–	–	(43,896)	–	–	(43,896)
Acquisition costs	4,000	1,996	5,996	10,200	14,888	–	25,088

Purchase price	$328,481	$38,304	$366,785	$2,618,769	$1,318,412	$70,200	$4,007,381

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
3. Business combinations (continued):

			2005				2004
	Call-Net	Other	Total	Wireless	Fido	Other	Total

Cash and cash equivalents	$43,801	$212	$44,013	$–	$118,070	$3,500	$121,570
Short-term investments	21,666	–	21,666	–	–	–	–
Accounts receivable	29,040	4,968	34,008	–	86,179	4,118	90,297
Other current assets	27,561	4,537	32,098	–	31,796	674	32,470
Inventory	–	1,023	1,023	–	47,292	–	47,292
Long-term investments	584	–	584	–	3,823	–	3,823
Deferred charges	–	–	–	(17,197)	–	–	(17,197)
Other long-term assets	4,604	–	4,604	–	–	–	–
Subscriber bases	123,000	–	123,000	807,779	171,500	5,000	984,279
Brand names	–	–	–	303,459	102,500	–	405,959
Roaming agreements	–	–	–	486,574	36,500	–	523,074
Broadcast licence	–	–	–	–	–	23,600	23,600
Spectrum licences	–	–	–	201,909	319,000	–	520,909
Dealer networks	–	–	–	27,140	13,500	–	40,640
Wholesale agreement	–	–	–	–	13,000	–	13,000
PP&E	339,984	32,239	372,223	33,143	337,029	7,768	377,940
Accounts payable and accrued liabilities	(147,153)	(11,207)	(158,360)	–	(144,692)	(3,881)	(148,573)
Deferred revenue	–	(2,426)	(2,426)	–	(50,956)	–	(50,956)
Liabilities assumed on acquisition	(3,655)	(5,997)	(9,652)	–	(73,316)	–	(73,316)
Long-term debt	(292,532)	–	(292,532)	(56,509)	(352,651)	–	(409,160)
Derivative instruments	–	–	–	(20,090)	(64,602)	–	(84,692)
Other long-term liabilities	(9,396)	–	(9,396)	–	–	–	–
Non-controlling interest	–	–	–	290,878	–	–	290,878

Fair value of net assets acquired	$137,504	$23,349	$160,853	$2,057,086	$593,972	$40,779	$2,691,837

Goodwill	$190,977	$14,955	$205,932	$561,683	$724,440	$29,421	$1,315,544

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
3. Business combinations (continued):
(e) Integration expenses:
As part of the acquisition of Call-Net and Fido, the Company incurred certain integration costs that did not qualify to be included as part of the purchase price allocation as a liability assumed on acquisition. Rather, these costs are recorded within operating expenses. These expenses include various severance, consulting and other incremental restructuring costs directly related to the acquisitions.
During 2005, the Company incurred $12.9 million in integration expenses related to the Call-Net acquisition and $53.6 million in integration expenses related to the Fido acquisition (2004 — $4.4 million).
(f) Pro forma results of operations:
The pro forma results of operations had the Company acquired Call-Net on January 1, 2004 and Wireless and Fido on January 1, 2003, would have been as follows:

(Unaudited)	2005	2004

Operating revenue	$7,909,771	$6,958,303

Loss for the year	$(175,684)	$(661,726)

Loss per share:
Basic and diluted	$(0.60)	$(2.66)

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
4. Other current assets:

	2005	2004

Inventories	$117,182	$123,457
Video rental inventory	35,309	31,132
Prepaid expenses	111,908	88,288
Acquired program rights	20,984	13,651
Other	12,463	3,989

	$297,846	$260,517

Depreciation expense for video rental inventory is charged to operating, general and administrative expenses and amounted to $64.3 million in 2005 (2004 - $62.5 million). The costs of acquired program rights are amortized to operating, general and administrative expenses over the expected performances of the related programs and amounted to $25.9 million in 2005 (2004 - $25.8 million).
5. Property, plant and equipment:
Details of PP&E are as follows:

			2005			2004
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value

Land and buildings	$405,489	$76,816	$328,673	$349,029	$62,364	$286,665
Towers, headends and transmitters	743,349	361,958	381,391	670,229	340,197	330,032
Distribution cable and subscriber drops	4,081,473	2,070,422	2,011,051	3,707,609	1,816,561	1,891,048
Network equipment	3,870,411	1,889,486	1,980,925	3,091,614	1,455,907	1,635,707
Wireless network radio base station equipment	1,501,961	1,105,396	396,565	1,459,153	994,341	464,812
Computer equipment and software	1,567,927	1,129,387	438,540	1,310,068	906,645	403,423
Customer equipment	714,028	404,592	309,436	625,130	389,301	235,829
Leasehold improvements	260,055	152,402	107,653	210,810	123,827	86,983
Other equipment	532,315	335,023	197,292	495,036	342,698	152,338

	$13,677,008	$7,525,482	$6,151,526	$11,918,678	$6,431,841	$5,486,837

Depreciation expense for 2005 amounted to $1,074.8 million (2004 - $984.0 million).
PP&E not yet in service and therefore not depreciated at December 31, 2005 amounted to $364.5 million (2004 - $305.8 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
6. Goodwill and intangible assets:
(a) Goodwill:

	2005	2004

Goodwill	$3,035,787	$3,388,687

A summary of the changes to goodwill is as follows:

	2005	2004

Opening balance	$3,388,687	$1,891,636
Additions/adjustments to goodwill related to:
Acquisition of Call-Net (note 3(d))	190,977	–
Acquisition of Wireless (note 3)	(53,932)	615,615
Acquisition of Fido (note 3)	(26,046)	750,487
Other acquisitions (notes 3(a) and (b))	(9,525)	53,021
Blue Jays (note 7)	–	95,509
Reductions to goodwill related to:
Reduction in valuation allowance for acquired future tax assets (note 14)	(451,827)	–
Write-off of divisions	(2,547)	(12,225)
Dilution of interest in Wireless	–	(5,356)

	$3,035,787	$3,388,687

The Company wrote-off goodwill of $2.5 million during 2005 (2004 - $12.2 million) related to the closure of two of its divisions.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
6. Goodwill and intangible assets (continued):
(b) Intangible assets:

			2005			2004
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

(i) Spectrum licences	$928,553	$–	$928,553	$1,017,157	$–	$1,017,157
(ii)Brand names	410,740	43,292	367,448	406,396	6,927	399,469
(iii)Subscriber bases	1,112,479	321,799	790,680	942,716	42,648	900,068
(iv)Player contracts	119,926	112,392	7,534	119,926	105,587	14,339
(v) Roaming agreements	523,074	50,623	472,451	531,734	7,078	524,656
(vi) Dealer networks	40,640	11,751	28,889	–	–	–
(vii) Wholesale agreements	13,000	4,689	8,311	–	–	–
(viii) Broadcast licence and other	23,600	–	23,600	–	–	–

	$3,172,012	$544,546	$2,627,466	$3,017,929	$162,240	$2,855,689

Amortization of subscriber bases, brand names, player contracts, roaming agreements, dealer networks and wholesale agreements in 2005 amounted to $382.3 million (2004 - $64.3 million).
(i)	As a result of the acquisitions of Fido and Wireless, the Company determined the value of the spectrum licences acquired to be $520.9 million (note 3(d)). In a spectrum auction conducted by Industry Canada in February 2001, the Company purchased 23 personal communications services licences of 10 megahertz (“MHz”) or 20 MHz each, in the 1.9 gigahertz (“GHz”) band in various regions across Canada at a cost of $396.8 million, including costs of acquisition. During 2005, the Company acquired spectrum in various licence areas for an aggregate cost of $4.8 million (2004 — $6.1 million). These amounts have been recorded as spectrum licences. The Company has determined that these licences have indefinite lives for accounting purposes and are therefore not being amortized.

(ii)	The Fido brand names were acquired in 2004 as a result of the acquisition of Fido (note 3(b)). The fair value of the brand names was determined to be $102.5 million and is being amortized straight-line over five years. The Rogers brand names were acquired in 2004 as a result of the acquisition of 100% of Wireless (note 3(b)). The fair value of the portion of the brand names acquired was determined to be $303.5 million and is being amortized straight-line over 20 years.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
6.	Goodwill and intangible assets (continued):
(iii)	The subscriber bases were acquired as a result of the acquisitions of Fido and Wireless in 2004 (note 3(b)) and the acquisition of Call-Net in 2005 (note 3(a)). The fair value of the customer base for Fido is being amortized straight-line over 2.25 years, the fair value of the customer base for Wireless is being amortized straight-line over a weighted average of 4.6 years and the fair value of the customer base for Call-Net is being amortized straight-line over a weighted average period of 2.4 years.

(iv)	Player contracts are related to the value of contracts associated with the Toronto Blue Jays Baseball Club (“Blue Jays”) and are being amortized straight-line over five years.

(v)	Roaming agreements are related to the value of roaming contracts associated with Fido and Wireless (note 3(b)). These agreements are being amortized straight-line over 12 years.

(vi)	The dealer networks were acquired in 2004 as a result of the acquisitions of Fido and Wireless (note 3(b)). The dealer networks are being amortized straight-line over four years.

(vii)	Wholesale agreements are related to the value of contracts acquired as part of the Fido acquisition (note 3(b)). These agreements are being amortized straight-line over a period of 38 months.

(viii)	The broadcast licence was acquired as part of the acquisition of the remaining 20% of Sportsnet (note 3(b)). The broadcast licence has an indefinite life and is therefore not being amortized.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
7.	Investments:

			2005		2004
			Quoted		Quoted
			market	Book	market	Book
	Number	Description	value	value	value	value

Investments accounted for by the equity method				$9,047		$9,348

Investments accounted for by the cost method, net of write-downs:

Publicly traded companies:
Cogeco Cable Inc.		Subordinate
	6,595,675	Voting
	(2004 - 6,595,675)	Common	$161,594	68,884	$169,179	68,884

Cogeco Inc.		Subordinate
	3,399,800	Voting
	(2004 - 3,399,800)	Common	81,595	44,438	76,190	44,438

Other publicly traded companies			11,998	2,845	23,772	3,551

			255,187	116,167	269,141	116,873

Private companies				12,998		12,949

				$138,212		$139,170

(a)	Blue Jays:

On January 5, 2004, the Company paid the remaining amount related to the purchase of the 20% minority interest in the Blue Jays of approximately $39.1 million. This payment had no impact on the carrying value or the control of the investment since this liability was recorded at the original date of acquisition.

Effective April 1, 2001, Rogers Telecommunications Ltd. (“RTL”), a company controlled by the controlling shareholder of the Company, acquired the Class A Preferred shares of a subsidiary of RCI that owns the Blue Jays (“Blue Jays Holdco Inc.”) for $30.0 million. On July 31, 2004, Blue Jays Holdco Inc. redeemed and cancelled the 30,000 Class A Preferred shares for $30.0 million, resulting in the control of Blue Jays Holdco Inc. being transferred to the Company. Accordingly, commencing July 31, 2004, the Company began to consolidate its investment in Blue Jays Holdco Inc. This had no impact on net income since the Company had previously equity accounted for 100% of the losses of Blue Jays Holdco Inc.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
7.	Investments (continued):
While they were outstanding, the Class A Preferred shares of Blue Jays Holdco Inc. had a cumulative dividend rate of 9.167% per annum. These dividends were satisfied in kind by transferring income tax losses to RTL. During 2004, Blue Jays Holdco Inc. transferred income tax losses to RTL in the amount of $27.4 million with an agreed value of $2.7 million.

From January 1, 2004 to July 30, 2004, cash contributions of $30.1 million were made to Blue Jays Holdco Inc.

(b)	Cogeco Inc. and Cogeco Cable Inc. (collectively “Cogeco”):

In November 2004, the Company entered into an agreement with a group unaffiliated with Cogeco, to exchange 658,125 Subordinated Voting shares of Cogeco Cable Inc. (“CCI”) for 675,000 Subordinated Voting shares of Cogeco Inc. (“CI”). This transaction was based on the December 13, 2004 closing price and resulted in an increase in the Company’s investment in CI of $15.8 million, a decrease in the Company’s investment in CCI of $6.9 million and a gain on the exchange of $8.9 million. The Company’s total investment in CI represents an approximate 21% equity ownership, representing a 7% voting interest, and in CCI an approximate 16.5% equity ownership, representing a 4% voting interest. Therefore, the Company does not exercise significant influence over either CI or CCI.
8.	Deferred charges:

	2005	2004

Financing costs	$66,858	$81,229
Pre-operating costs	12,126	3,506
CRTC commitments	34,403	44,746
Other	15,732	4,985

	$129,119	$134,466

Amortization of deferred charges for 2005 amounted to $34.8 million (2004 — $35.3 million). Accumulated amortization as at December 31, 2005 amounted to $116.0 million (2004 — $123.9 million).

Financing costs of $4.9 million were deferred in connection with the amendments to certain credit facilities in 2005. Financing costs of $66.1 million were deferred in connection with the issuance of long-term debt in 2004.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
8.	Deferred charges (continued):
In connection with the repayment of certain long-term debt during 2005 and amendments made to certain credit facilities, the Company wrote off deferred financing costs of $3.0 million (2004 - $19.2 million) (note 11(f)).

The Company has committed to the Canadian Radio-television and Telecommunications Commission (“CRTC”) to spend an aggregate of $77.4 million in operating funds to provide certain benefits to the Canadian broadcasting system. In prior years, the Company agreed to pay $50.0 million in public benefits over seven years relating to the CRTC grant of a new television licence in Toronto, $6.0 million relating to the purchase of 13 radio stations and the remainder relating to a CRTC decision permitting the purchase of Sportsnet, Rogers (Toronto) Ltd. and Rogers (Alberta) Ltd. The amount of these liabilities, included in accounts payable and accrued liabilities and other long-term liabilities, is $68.6 million at December 31, 2005 (2004 - $48.3 million). Commitments are being amortized over periods ranging from six to seven years.
9.	Other long-term assets:

	2005	2004

Deferred pension	$32,111	$24,184
Program rights	23,420	45,188
Long-term deposits	46,392	14,072
Long-term receivables	1,307	3,632
Other	–	2,367

	$103,230	$89,443

10.	Consolidated statements of cash flows:
(a)	Change in non-cash working capital:

	2005	2004

Decrease (increase) in accounts receivable	$(182,756)	$15,496
Increase (decrease) in accounts payable and accrued liabilities	(61,532)	13,525
Increase (decrease) in unearned revenue	15,463	(1,811)
Increase in deferred charges and other assets	(95,183)	(89,300)

	$(324,008)	$(62,090)

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
10.	Consolidated statements of cash flows (continued):
(b)	Supplemental cash flow information:

	2005	2004

Income taxes paid	$15,662	$13,446
Interest paid	705,816	523,061

(c)	Supplemental disclosure of non-cash transactions:

	2005	2004

Class B Non-Voting shares issued on conversion of Series E Convertible Preferred shares	$–	$1,752
CCI shares exchanged for CI shares (note 7(b))	–	(6,874)
CCI shares acquired in exchange for CI shares (note 7(b))	–	15,801
Class B Non-Voting shares issued in exchange for Wireless shares (note 3(b))	–	811,867
Options to acquire Class B Non-Voting shares issued in exchange for Wireless options (note 3(b))	–	73,228
Options to acquire Class B Non-Voting shares Issued in exchange for Call-Net options (note 3(a))	8,495	–
Class B Non-Voting shares issued in consideration for acquisition of shares of Call-Net (note 3(a))	315,986	–
Class B Non-Voting shares issued in consideration upon the conversion of convertible debt (note 11(a))	271,197	–
Class B Non-Voting shares issued in consideration upon the conversion of Preferred Securities (note 11(a))	696,494	–

Refer to note 13(a) for details of other non-cash transactions.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11.	Long-term debt:

	Interest rate	2005	2004
(a) Corporate:
(i) Convertible Debentures, due 2005	5.75%	$–	$261,810
(ii) Senior Notes, due 2006	10.50%	75,000	75,000
(iii) Convertible Preferred Securities, due 2009 (note 2(s)(i))	5.50%	–	490,710

		75,000	827,520

(b) Wireless:
(i) Bank credit facility	Floating	71,000	–
(ii) Senior Secured Notes, due 2006	10.50%	160,000	160,000
(iii) Floating Rate Senior Secured Notes, due 2010	Floating	641,245	661,980
(iv) Senior Secured Notes, due 2011	9.625%	571,291	589,764
(v) Senior Secured Notes, due 2011	7.625%	460,000	460,000
(vi) Senior Secured Notes, due 2012	7.25%	547,973	565,692
(vii) Senior Secured Notes, due 2014	6.375%	874,425	902,700
(viii) Senior Secured Notes, due 2015	7.50%	641,245	661,980
(ix) Senior Secured Debentures, due 2016	9.75%	180,598	186,438
(x) Senior Subordinated Notes, due 2012	8.00%	466,360	481,440
(xi) Fair value increment arising from purchase accounting		44,326	55,232

		4,658,463	4,725,226

(c) Cable:
(i) Bank credit facility	Floating	267,000	–
(ii) Senior Secured Second Priority Notes, due 2005	10.00%	–	350,889
(iii) Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iv) Senior Secured Second Priority Notes, due 2011	7.25%	175,000	175,000
(v) Senior Secured Second Priority Notes, due 2012	7.875%	408,065	421,260
(vi)Senior Secured Second Priority Notes, due 2013	6.25%	408,065	421,260
(vii)Senior Secured Second Priority Notes, due 2014	5.50%	408,065	421,260
(viii)Senior Secured Second Priority Notes, due 2015	6.75%	326,452	337,008
(ix)Senior Secured Second Priority Debentures, due 2032	8.75%	233,180	240,720
(x) Senior Subordinated Guaranteed Debentures, due 2015	11.00%	–	136,819

		2,675,827	2,954,216

(d) Media:
Bank credit facility	Floating	274,000	–

(e) Telecom:
(i)Senior Secured Notes, due 2008	10.625%	25,703	–
(ii)Fair value increment arising from purchase accounting		1,619	–

		27,322	–

Mortgages and other	Various	28,939	34,135

		7,739,551	8,541,097

Less current portion		286,139	618,236

		$7,453,412	$7,922,861

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11.	Long-term debt (continued):

Further details of long-term debt are as follows:
(a)	Corporate:
(i)	Convertible Debentures, due 2005:

On May 13, 2005, 1,031 Class B non-voting shares were issued upon conversion of U.S. $0.03 million face amount of the Company’s 5.75% convertible debentures.

On June 30, 2005, the Company issued a notice of redemption for all of its U.S. $224.8 million face value amount (accreted amount — U.S. $221.5 million) of 5.75% convertible debentures due November 26, 2005 for an aggregate redemption amount of approximately U.S. $223.0 million. Debenture holders converted an aggregate U.S. $224.5 million face amount of debentures into 7,715,417 Class B Non-Voting shares of the Company with a value of $271.2 million. The remaining U.S. $0.3 million face amount was redeemed in cash.

(ii)	Senior Notes, due 2006:

The Company’s $75.0 million Senior Notes mature on February 14, 2006. Interest on the Senior Notes is paid semi-annually.

The Company’s Senior Notes and debentures described above are senior unsecured general obligations of the Company ranking equally with each other.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11.	Long-term debt (continued):
(iii)	Convertible Preferred Securities, due 2009:

Convertible Preferred Securities were issued in 1999 with a face value of $600.0 million to Microsoft R-Holdings, Inc. (“Microsoft”), a subsidiary of Microsoft Corporation. These Convertible Preferred Securities bore interest at 5-1/2% per annum, payable quarterly in cash, Class B Non-Voting shares or additional Convertible Preferred Securities, at the Company’s option. The Convertible Preferred Securities were convertible, in whole or in part, at any time, at Microsoft’s option, into 28.5714 Class B Non-Voting shares per $1,000 aggregate principal amount of Convertible Preferred Securities, representing a conversion price of $35 per Class B Non-Voting share. In August 2004, the Company and Microsoft agreed to amend the terms of such securities, whereby certain transfer restrictions would have terminated on March 28, 2006 unless a qualifying offer to purchase these securities was made by the Company. In the event such transfer restrictions terminated, during a three-month period subsequent to March 28, 2006, the Company had the option to extend the maturity of these securities for up to three years from the original August 11, 2009 maturity date. The Company had the option of repaying the Convertible Preferred Securities in cash or Class B Non-Voting shares.

As part of the transaction to issue the Convertible Preferred Securities, the Company issued 5,333,333 warrants to Microsoft, each exercisable into one Class B Non-Voting share. Since the proceeds of $600.0 million included the 5,333,333 warrants, these were recorded as a separate component of shareholders’ equity at their fair value of $24.0 million. These warrants expired on August 11, 2002 and the $24.0 million book value of these warrants was transferred to contributed surplus.

In addition, Canadian GAAP requires that the fair value of the conversion feature of $188.0 million be recorded as a separate component of shareholders’ equity. The remaining $388.0 million represented the fair value of the principal amount of the Convertible Preferred Securities at the date of issuance. The $388.0 million principal element was being accreted up to the $600.0 million face value over the term to maturity. The accretion and the 5-1/2% interest were charged to interest expense (note 2(s)(i)).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11.	Long-term debt (continued):
On October 11, 2005, the Company gave a notice of redemption to Microsoft, stating its intention to redeem $600 million 5-1/2% Convertible Preferred Securities due August 2009 in accordance with the terms of such securities. Under the terms of the Convertible Preferred Securities, following the October 11, 2005 notice of redemption, Microsoft had 27 days in which to give notice of its intention to convert the Preferred Securities into an aggregate 17,142,857 RCI Class B Non-Voting shares, at the conversion price of $35 per share. On October 17, 2005, the Company received a notice of conversion from Microsoft stating that it had elected to convert its Preferred Securities into Class B Non-Voting shares, and pursuant to such notice, on October 24, 2005, the Company issued to Microsoft 17,142,857 Class B Non-Voting shares with a value of $696.5 million and recorded contributed surplus for the difference between the carrying values of the debt plus conversion feature and the total par value (note 13(a)(iii)(iv)).
(b)	Wireless:
(i)	Bank credit facility:

On October 8, 2004 Wireless and its bank lenders entered into an amending agreement to Wireless’ $700.0 million bank credit facility that provided among other things, for a two-year extension to the maturity date and the reduction schedule so that the bank credit facility now reduces by $140.0 million on each of April 30, 2008 and April 30, 2009 with the maturity date on the April 30, 2010. In addition, certain financial ratios to be maintained on a quarterly basis were made less restrictive, the restriction on the annual amount of capital expenditures was eliminated and the restriction on the payment of dividends and other shareholder distributions was eliminated other than in the case of a default or event of default under the terms of the bank credit facility.

At December 31, 2005, $71.0 million (2004 — nil) was outstanding under the bank credit facility, which provides Wireless with, among other things, up to $700.0 million from a consortium of Canadian financial institutions.

Under the credit facility, Wireless may borrow at various rates, including the bank prime rate or base rate to the bank prime rate or base rate plus 1-3/4% per annum, the bankers’ acceptance rate plus 1% to 2-3/4% per annum and the London Inter-Bank Offered Rate (“LIBOR”) plus 1% to 2-3/4% per annum. Wireless’ bank credit facility requires, among other things, that Wireless satisfy certain financial covenants, including the maintenance of certain financial ratios.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11.	Long-term debt (continued):
This credit facility is available on a fully revolving basis until the first date specified below, at which time, the facility becomes a revolving/reducing facility and the aggregate amount of credit available under the facility will be reduced as follows:

On April 30:
2008	$140,000
2009	140,000
2010	420,000

Borrowings under the credit facility are secured by the pledge of a senior bond issued under a deed of trust, which is secured by substantially all the assets of the Company and certain of its subsidiaries, subject to certain exceptions and prior liens.

(ii)	Senior Secured Notes, due 2006:

Wireless’ $160.0 million Senior Secured Notes mature on June 1, 2006. These notes are redeemable, in whole or in part, at Wireless’ option, at any time, subject to a certain prepayment premium.

(iii)	Floating Rate Senior Secured Notes, due 2010:

On November 30, 2004, Wireless issued U.S. $550.0 million of Floating Rate Senior Secured Notes, which mature on December 15, 2010. These notes are redeemable in whole or in part, at Wireless’ option, at any time on or after December 15, 2006 at 102.0% of the principal amount, declining ratably to 100.0% of the principal amount on or after December 15, 2008, plus, in each case, interest accrued to the redemption date. The Company pays interest on the Floating Rate Notes at LIBOR plus 3.125%, reset quarterly.

(iv)	Senior Secured Notes, due 2011:

Wireless’ U.S. $490.0 million Senior Secured Notes mature on May 1, 2011. These notes are redeemable, in whole or in part, at Wireless’ option, at any time, subject to a certain prepayment premium.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11. Long-term debt (continued):
(v)	Senior Secured Notes, due 2011:

On November 30, 2004, Wireless issued $460.0 million Senior Secured Notes which mature on December 15, 2011. These notes are redeemable, in whole or in part, at Wireless’ option, at any time, subject to a certain prepayment premium.

(vi)	Senior Secured Notes, due 2012:

On November 30, 2004, Wireless issued U.S. $470.0 million Senior Secured Notes which mature on December 15, 2012. These notes are redeemable, in whole or in part, at Wireless’ option at any time, subject to a certain prepayment premium.

(vii)	Senior Secured Notes, due 2014:

On February 20, 2004, Wireless issued U.S. $750.0 million of Senior Secured Notes due on March 1, 2014. These notes are redeemable, in whole or in part, at Wireless’ option at any time, subject to a certain prepayment premium.

(viii)	Senior Secured Notes, due 2015:

On November 30, 2004, Wireless issued U.S. $550.0 million of Senior Secured Notes which mature on March 15, 2015. These notes are redeemable, in whole or in part, at Wireless’ option at any time, subject to a certain prepayment premium.

(ix)	Senior Secured Debentures, due 2016:

Wireless’ U.S. $154.9 million Senior Secured Debentures mature on June 1, 2016. These debentures are redeemable, in whole or in part, at Wireless’ option, at any time, subject to a certain prepayment premium.
Each of Wireless’ Senior Secured Notes and Debentures described above is secured by the pledge of a senior bond that is secured by the same security as the security for the bank credit facility described in note 11(b)(i) and ranks equally with the bank credit facility.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11. Long-term debt (continued):
(x)	Senior Subordinated Notes, due 2012:

On November 30, 2004, Wireless issued U.S. $400.0 million Senior Subordinated Notes due on December 15, 2012. These notes are redeemable in whole or in part, at Wireless’ option, at any time up to December 15, 2008, subject to a certain prepayment premium and at any time on or after December 15, 2008 at 104.0% of the principal amount, declining ratably to 100.0% of the principal amount on or after December 15, 2010.
Interest is paid semi-annually on all of Wireless’ notes and debentures with the exception of Wireless’ Floating Rate Senior Secured Notes due 2010 for which Wireless pays interest on a quarterly basis.
(xi)	Fair value increment arising from purchase accounting:

The fair value increment on long-term debt is a purchase accounting adjustment required by GAAP as a result of the acquisition of the minority interest of Wireless during 2004. Under GAAP, the purchase method of accounting requires that the assets and liabilities of an acquired enterprise be revalued to fair value when allocating the purchase price of the acquisition. This fair value increment is recorded only on consolidation at the RCI level and is not recorded in the accounts of Wireless. The fair value increment is amortized over the remaining term of the related debt and recorded as part of interest expense. The fair value increment, applied against the specific debt instruments of Wireless to which it relates, results in the following carrying values at December 31, 2005 and 2004 of the Wireless debt in the Company’s consolidated accounts:

		2005	2004

Senior Secured Notes, due 2006	10.50%	$161,632	$165,572
Senior Secured Notes, due 2010	Floating	643,857	665,119
Senior Secured Notes, due 2011	9.625%	605,875	630,090
Senior Secured Notes, due 2011	7.625%	461,648	461,925
Senior Secured Notes, due 2012	7.25%	550,871	569,006
Senior Secured Notes, due 2014	6.375%	857,172	883,551
Senior Secured Notes, due 2015	7.50%	644,409	665,488
Senior Secured Debentures, due 2016	9.75%	193,290	200,349
Senior Subordinated Notes, due 2012	8.00%	468,709	484,126

Total		$4,587,463	$4,725,226

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11.	Long-term debt (continued):
(c)	Cable:
(i)	Bank credit facility:

In June 2005, Cable amended its bank credit facility (the “Bank Credit Facility”). The maximum amount of the facility has been reduced by $75.0 million to $1.0 billion comprised of $600.0 million Tranche A and $400.0 million Tranche B. The amendment served to extend the maturity dates of both Tranche A and Tranche B from January 2, 2009 to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.

At December 31, 2005, $267.0 million (2004 - nil) was outstanding under the Bank Credit Facility.

The Bank Credit Facility is secured by the pledge of a senior bond issued under a deed of trust which is secured by substantially all of the assets of Cable and its wholly-owned subsidiary, Rogers Cable Communications Inc. (“RCCI”), subject to certain exceptions and prior liens. In addition, under the terms of an inter-creditor agreement, the proceeds of any enforcement of the security under the deed of trust would be applied first to repay any obligations outstanding under the Tranche A Credit Facility. Additional proceeds would be applied pro rata to repay all other obligations of Cable secured by senior bonds, including the Tranche B Credit Facility and Cable’s senior secured notes and debentures.

The Bank Credit Facility requires, among other things, that Cable satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rate charged on the Bank Credit Facility ranges from nil to 2.0% per annum over the bank prime rate or base rate or 0.625% to 3.25% per annum over the bankers’ acceptance rate or LIBOR.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11.	Long-term debt (continued):
(ii)	Senior Secured Second Priority Notes, due 2005:

On March 15, 2005, Cable repaid U.S. $291.5 million aggregate principal amount of its 10.0% Senior Secured Second Priority Notes due March 15, 2005.

(iii)	Senior Secured Second Priority Notes, due 2007:

Cable’s $450.0 million Senior Secured Second Priority Notes mature on February 6, 2007. The Notes are redeemable at Cable’s option, in whole or in part, at any time, subject to a certain prepayment premium.

(iv)	Senior Secured Second Priority Notes, due 2011:

On November 30, 2004, Cable issued $175.0 million Senior Secured Second Priority Notes due on December 15, 2011. These Notes are redeemable at Cable’s option, in whole or in part, at any time, subject to a certain prepayment premium.

(v)	Senior Secured Second Priority Notes, due 2012:

Cable’s U.S. $350.0 million Senior Secured Second Priority Notes mature on May 1, 2012. The Notes are redeemable at Cable’s option, in whole or in part, at any time, subject to a certain prepayment premium.

(vi)	Senior Secured Second Priority Notes, due 2013:

On June 19, 2003, Cable issued U.S. $350.0 million Senior Secured Second Priority Notes due June 15, 2013. The Notes are redeemable at Cable’s option, in whole or in part, at any time, subject to a certain prepayment premium.

(vii)	Senior Secured Second Priority Notes, due 2014:

On March 11, 2004, Cable issued U.S. $350.0 million Senior Secured Second Priority Notes due March 15, 2014. The Notes are redeemable at Cable’s option, in whole or in part, at any time, subject to a certain prepayment premium.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11.	Long-term debt (continued):
(viii)	Senior Secured Second Priority Notes, due 2015:

On November 30, 2004, Cable issued U.S. $280.0 million Senior Secured Second Priority Notes, due on March 15, 2015. The Notes are redeemable at Cable’s option, in whole or in part, at any time, subject to a certain prepayment premium.

(ix)	Senior Secured Second Priority Debentures, due 2032:

Cable’s U.S. $200.0 million 8.75% Senior Secured Second Priority Debentures mature on May 1, 2032. The debentures are redeemable at Cable’s option, in whole or in part, at any time, subject to a certain prepayment premium.
Each of Cable’s Senior Secured Notes and Debentures described above is secured by the pledge of a senior bond which is secured by the same security as the security for the Bank Credit Facility described in note 11(c)(i) and rank equally in regard to the proceeds of any enforcement of security with the Tranche B Credit Facility.
(x)	Senior Subordinated Guaranteed Debentures, due 2015:

During 2005, Cable redeemed the U.S. $113.7 million aggregate principal amount outstanding of the 11% Senior Subordinated Guaranteed Debentures due 2015 at a redemption price of 105.5% of the aggregate principal amount together with accrued and unpaid interest. This resulted on a loss on redemption of debt of $9.8 million including the premium on redemption as well as the write-off of the related deferred financing costs.
Interest is paid semi-annually on all of Cable’s notes and debentures.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11.	Long-term debt (continued):
(d)	Media:

Bank credit facility:

In September 2005, Media amended its bank credit facility which is provided by a consortium of Canadian financial institutions. The maximum amount of the facility has been increased by $100.0 million to $600.0 million. The amendment also served to extend the maturity date by four years to September 30, 2010; reduce interest rates and standby fees; and relax certain financial covenants.

At December 31, 2005, Media had $274.0 million (2004 — nil) outstanding under its bank credit facility. Borrowings under this facility are available to Media for general corporate purposes. Media’s bank credit facility is available on a fully revolving basis until maturity on September 30, 2010 and there are no scheduled reductions prior to maturity.

The interest rates charged on this credit facility range from the bank prime rate or U.S. base-rate plus nil to 2.0% per annum and the bankers’ acceptance rate or LIBOR plus 1.0% to 3.0% per annum. The bank credit facility requires, among other things, that Media satisfy certain financial covenants, including the maintenance of certain financial ratios.

The bank credit facility is secured by floating charge debentures over most of the assets of Media and three of its subsidiaries, Rogers Broadcasting Limited (“RBL”), Rogers Publishing Limited (“RPL”) and Rogers Sportsnet Inc. (“Sportsnet”), subject to certain exceptions. Each of RBL, RPL and Sportsnet has guaranteed Media’s present and future liabilities and obligations under the credit facility.

(e)	Telecom:

During 2005, Telecom redeemed $237.9 million (U.S. $200.9 million) aggregate principal amount of its 10.625% Senior Secured Notes due 2008. Premiums and related expenses aggregated $17.5 million and a loss of $1.5 million, net of the adjustment to the fair value of debt on acquisition of $16.0 million, was recorded. As a result, $25.7 million (approximately U.S. $22.0 million) aggregate principal amount of these Notes remain outstanding as at December 31, 2005 (note 24).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11. Long-term debt (continued):
(f)	Debt repayments:
(i)	During 2005, the Company redeemed an aggregate U.S. $606.1 million principal amount of Senior Secured Second Priority Notes, Senior Secured Notes and Senior Subordinated Guaranteed Debentures by cash and converted U.S. $224.8 million face value amount of Convertible Debentures by issuing 7,716,448 Class B Non-voting shares and paying U.S. $0.3 million in cash. The Company also converted the $600.0 million face value of its Convertible Preferred Securities and issued 17,142,857 of Class B Non-voting shares in return. The Company paid aggregate prepayment premiums and other expenses of U.S. $20.8 million, wrote off deferred financing costs of $3.0 million and wrote off $16.0 million of the fair value increment related to Telecom’s Senior Secured Notes that arose on the acquisition of Telecom. As a result, the Company recorded a loss on the repayment of debt of $11.2 million.

(ii)	During 2004, the Company redeemed an aggregate U.S. $708.4 million and Cdn. $300.0 million principal amount of Senior Notes and Debentures and repaid $1,750.0 million related to the bridge credit facility established in connection with the Company’s acquisition of Wireless. The Company paid aggregate prepayment premiums of $49.2 million, and wrote off deferred financing costs of $19.2 million, offset by a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the year, resulting in a loss on the repayment of debt of $28.2 million.
(g)	Weighted average interest rate:

The Company’s effective weighted average interest rate on all long-term debt, as at December 31, 2005, including the effect of all of the derivative instruments, was 7.76% (2004 - 7.98%).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11.	Long-term debt (continued):
(h)	Principal repayments:

As at December 31, 2005, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

2006	$286,139
2007	451,218
2008	865
2009	760
2010	1,253,904
Thereafter	5,700,720

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the companies governed by these agreements. Generally, the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets and payment of dividends. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the respective companies. At December 31, 2005, the Company is in compliance with all terms of the long-term debt agreements.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
12.	Derivative instruments:

Details of the liability for derivative instruments is as follows:

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2005	notional	rate	notional	amount	fair value

Cross-currency interest rate exchange agreements accounted for as hedges	$4,190,000	1.3313	$5,577,998	$710,275	$1,307,451
Cross-currency interest rate exchange agreements not accounted for as hedges	611,830	1.2021	735,479	27,095	27,095
Interest exchange agreements not accounted for as hedges	–	–	30,000	791	791

	4,801,830		6,343,477	738,161	1,335,337

Transitional gain	–		–	63,388	–

	4,801,830		6,343,477	801,549	1,335,337

Less current portion	326,830	1.2045	393,672	14,180	14,180

	$4,475,000		$5,949,805	$787,369	$1,321,157

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2004	notional	rate	notional	amount	fair value

Cross-currency interest rate exchange agreements accounted for as hedges	$4,473,437	1.3363	$5,977,998	$613,667	$932,538
Cross-currency interest rate exchange agreements not accounted for as hedges	661,830	1.2183	806,304	10,882	10,882
Interest exchange agreements not accounted for as hedges	–	–	30,000	2,347	2,347

	5,135,267		6,814,302	626,896	945,767

Transitional gain	–		–	73,505	–

	5,135,267		6,814,302	700,401	945,767

Less current portion	283,437	1.4112	400,000	58,856	61,530

	$4,851,830		$6,414,302	$641,545	$884,237

Effective January 1, 2004, the Company determined that it would not account for its cross-currency interest rate exchange agreements as hedges for accounting purposes and consequently began to account for such derivatives on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
12.	Derivative instruments (continued):

The Company adjusted the carrying value of these instruments from $338.1 million at December 31, 2003 to their fair value of $385.3 million on January 1, 2004. The corresponding transitional loss of $47.2 million was deferred and was being amortized to income over the remaining life of the underlying debt instruments.

Effective July 1, 2004, the Company met the requirements for hedge accounting under AcG-13 for certain of its derivative instruments and, consequently, on a prospective basis, began to treat approximately U.S. $2,773.4 million notional amount of the aggregate U.S. $2,885.3 million, or 96.1% of these exchange agreements, as hedges for accounting purposes on U.S. $2,773.4 million of U.S. dollar-denominated debt.

A transition adjustment arising on the change from mark-to-market accounting to hedge accounting was calculated as at July 1, 2004, resulting in a deferred transitional gain of $80.0 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt and the term of the exchange agreements.

Amortization of the net transitional gain for the year ended December 31, 2005 was $10.8 million (2004 — $3.2 million).

On March 15, 2005, a cross-currency swap of U.S. $50.0 million notional amount matured. Cable incurred a net cash outlay of $10.5 million upon settlement of this swap.

Cable repaid its U.S. $291.5 million 10.0% Senior Secured Second Priority Notes at maturity on March 15, 2005. Including the $58.1 million net cash outlay on the settlement of the cross-currency interest rate swap of U.S. $283.4 million notional amount, Cable paid a total of $409.8 million.

On November 30, 2004, the Company entered into an additional aggregate U.S. $1,700.0 million notional principal amount of cross-currency interest rate exchange agreements that meet the requirements of hedge accounting as hedges against foreign exchange fluctuations under AcG-13.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
13.	Shareholders’ equity:

	2005	2004

Capital stock:

Common shares:
56,233,894 Class A Voting shares (2004 - 56,235,394)	$72,311	$72,313
257,702,341 Class B Non-Voting shares (2004 - 218,979,074)	418,695	355,793

Total capital stock	491,006	428,106

Convertible Preferred Securities (notes 2(s)(i) and 13(b))	–	188,000
Contributed surplus	3,638,157	2,288,669
Deficit	(601,548)	(519,441)

	3,036,609	1,957,228

	$3,527,615	$2,385,334

(a)	Capital stock:
(i)	Preferred shares:

Rights and conditions:

There are 400 million authorized Preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by the Board of Directors prior to the issue of such series. The Preferred shares have no rights to vote at any general meeting of the Company.

(ii)	Common shares:

Rights and conditions:

There are 56,240,494 authorized Class A Voting shares without par value. Each Class A Voting share is entitled to 50 votes per share. The Class A Voting shares are convertible on a one-for-one basis into Class B Non-Voting shares.

There are 1.4 billion authorized Class B Non-Voting shares with a par value of $1.62478 per share.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
13.	Shareholders’ equity (continued):
In December 2005, the Company declared a 50% increase to the dividend paid for each outstanding Class A Voting share and Class B Non-Voting share. Accordingly, the annual dividend per share increased from $0.10 per share to $0.15 per share. During 2005, the Company declared dividends in aggregate of $0.125 per share on each of its Class A Voting shares and Class B Non-Voting shares.

The Class A Voting shares may receive a dividend at a semi-annual rate of up to $0.05 per share only after the Class B Non-Voting shares have been paid a dividend at a semi-annual rate of $0.05 per share. The Class A Voting and Class B Non-Voting shares share equally in dividends after payment of a dividend of $0.05 per share for each class.
(iii)	During 2005, the Company completed the following capital stock transactions:
I.	In 2005, the Company issued 8,464,426 Class B Non-Voting shares with a value of $316.0 million in exchange for the issued and outstanding common and Class B non-voting shares of Call-Net (note 3(a));

II.	During 2005, the Company issued 7,716,448 Class B Non-Voting shares with a value of $271.2 million upon the conversion of convertible debt (note 11(a));

III.	On July 25, 2005, 1,500 Class A Voting shares were converted to 1,500 Class B Non-Voting shares;

IV.	On conversion of the Convertible Preferred Securities on October 24, 2005, the Company issued 17,142,857 Class B Non-Voting shares with a value of $696.5 million and recorded contributed surplus of $668.6 million for the difference between the carrying values of the debt of $508.5 million plus conversion feature of $188.0 million and the total par value of the Class B Non-Voting shares of $27.9 million (note 11(a)(iii) and note 13(b)); and

V.	During 2005, 5,398,036 Class B Non-Voting shares were issued to employees upon exercise of options for consideration of $106.1 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
13.	Shareholders’ equity (continued):
As a result of the above transactions, $1,326.8 million of the issued amounts related to Class B Non-Voting shares were recorded in contributed surplus. In addition, $22.7 million was recorded in contributed surplus related to stock-based compensation, including the adjustment of $20.5 million to the fair value of the RWCI unvested options and the $8.5 million related to the options issued in exchange for Call-Net options (notes 3 and 13(c)).
(iv)	During 2004, the Company completed the following capital stock transactions:
I.	On December 31, 2004, 28,072,856 Class B Non-Voting shares with a value of $811.9 million were issued in exchange for Class B Restricted Voting shares of Wireless (note 3(b));

II.	On April 15, 2004, the Company filed a final shelf prospectus in all of the provinces in Canada and in the US under which it will be able to offer up to aggregate of U.S. $750 million of Class B Non-Voting shares, preferred shares, debt securities, warrants, share purchase contracts or units, or any combination thereof, for a period of 25 months;

III.	On June 16, 2004, 9,541,985 Class B Non-Voting shares were issued under the shelf prospectus for net cash proceeds of $238.9 million;

IV.	4,019,485 Class B Non-Voting shares were issued to employees upon the exercise of stock options for cash of $62.3 million;

V.	103,102 Series E Convertible Preferred shares with a value of $1.8 million were converted to 103,102 Class B Non-Voting shares, and 1,386 Series E Convertible Preferred shares were cancelled upon their expiry in April 2004;

VI.	On December 31, 2004, the Company redeemed for cancellation its Series XXVII Preferred shares held by a subsidiary company;

VII.	On December 1, 2004, the Series XXX Preferred shares held by a subsidiary company were cancelled as a result of the windup of the subsidiary company; and

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
13.	Shareholders’ equity (continued):
VIII.	On December 31, 2004, the Company redeemed for cancellation its Series XXXI Preferred shares held by a subsidiary company.
As a result of the above transactions, $1,046.8 million of the issued amounts related to Class B Non-Voting shares was recorded in contributed surplus. In addition, $72.0 million was recorded in contributed surplus related to stock-based compensation (note 13(c)).
IX.	The Articles of Continuance of the Company under the Company Act (British Columbia) impose restrictions on the transfer, voting and issue of the Class A Voting and Class B Non-Voting shares in order to ensure that the Company remains qualified to hold or obtain licences required to carry on certain of its business undertakings in Canada.
The Company is authorized to refuse to register transfers of any shares of the Company to any person who is not a Canadian in order to ensure that the Company remains qualified to hold the licences referred to above.
(b)	Convertible Preferred Securities and Warrants:

As part of the issuance of the Convertible Preferred Securities (note 11(a)(iii)), the Company issued 5,333,333 warrants to Microsoft, each exercisable into one Class B Non-Voting share. These warrants were recorded as a separate component of shareholders’ equity at their fair value of $24.0 million. Upon expiration of these warrants on August 11, 2002, $24.0 million was transferred to contributed surplus.

The balance of $188.0 million represented the value of the conversion feature of the Convertible Preferred Securities and was recorded as a separate component of shareholders’ equity. As described in note 11(a)(iii), on October 24, 2005, the Company issued 17,142,857 Class B Non-Voting shares and recorded contributed surplus for the difference between the carrying values of the debt plus conversion feature and the total par value of the Class B non-voting shares.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
13.	Shareholders’ equity (continued):
(c)	Stock option and share purchase plans:
I.	Stock option plans:

Details of the RCI stock option plan are as follows:

The Company’s stock option plan provides senior employee participants an incentive to acquire an equity ownership interest in the Company over a period of time and, as a result, reinforces executives’ attention on the long-term interest of the Company and its shareholders. Under the plan, options to purchase Class B Non-Voting shares of the Company on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by the Board of Directors or by the Company’s Management Compensation Committee. There are 15 million options authorized under the 2000 plan, 12.5 million options authorized under the 1996 plan, and 4.75 million options authorized under the 1994 plan. The term of each option is 7-10 years; the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Non-Voting shares determined as the five day average before the grant date as quoted on The Toronto Stock Exchange.

On December 31, 2004, all stock options of Wireless were exchanged for options of RCI (note 3(b)).

On July 1, 2005, all stock options of Call-Net were exchanged for fully-vested options of RCI (note 3(a)).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
13.	Shareholders’ equity (continued):
At December 31, 2005, a summary of the RCI option plan is as follows:

	2005		2004
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Outstanding, beginning of year	18,075,849	$18.37	18,981,033	$19.06
Granted	602,534	37.27	303,666	25.88
Exercised	(5,398,036)	18.55	(4,019,485)	16.97
Forfeited	(470,197)	21.36	(1,154,959)	26.62
Exchanged from Wireless options	–	–	3,965,594	15.48
Exchanged from Call-Net options	429,274	24.37	–	–

Outstanding, end of year	13,239,424	19.24	18,075,849	18.37

Exercisable, end of year	9,570,203	$18.75	12,184,543	$18.69

At December 31, 2005, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price

$2.76 - $5.00	1,869	3.6	$2.76	1,869	$2.76
$5.78 $8.92	2,393,115	2.0	6.53	2,360,302	6.52
$9.38 - $13.17	2,275,434	4.7	11.28	1,658,475	11.80
$14.83 - $20.59	1,722,454	7.2	16.88	663,156	17.38
$20.60 - $26.00	4,663,852	6.4	22.98	3,290,935	23.62
$26.01 - $38.18	2,004,728	4.6	34.50	1,595,466	34.63
$39.00 - $46.89	177,972	6.9	45.08	–	–

	13,239,424	5.2	19.24	9,570,203	18.75

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
13.	Shareholders’ equity (continued):
For the year ended December 31, 2005, the Company recorded compensation expense of approximately $34.7 million (2004 — $15.1 million), including the Wireless options, related to stock options granted to employees.

The weighted average estimated fair value at the date of the grant for RCI options granted during 2005 was $16.09 (2004 — $12.64) per share. No Wireless options were granted in 2004. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2005		2004

RCI’s risk-free interest rate		4.00%		4.36%
RCI’s dividend yield		0.27%		0.38%
Volatility factor of the future expected market price of RCI’s Class B Non-Voting shares		42.30%		44.81%
Weighted average expected life of the RCI options	5.4	years	6.0	years
The weighted average estimated fair value at the date of exchange of Wireless options to RCI options was $22.15 per share. The weighted average estimated fair value at the date of exchange of Call-Net options to RCI options was $19.79 per share. The fair value of each RCI option granted upon exchange and included in the purchase price equations was estimated at the date of the announcements to acquire the remaining shares of Wireless and Call-Net (note 3). The fair value of the unvested options which will be amortized to expense was calculated as at the closing date (note 3(b)). The following assumptions were used in the Black-Scholes fair value option pricing model:

	Wireless				Call-Net
	Vested		Unvested		Vested
	options		options		options

Risk-free interest rate		4.12%		4.07%		3.91%
Volatility factor of the future market price of RCI’s Class B Non-Voting shares		43.06%		43.26%		31.50%
Dividend yield		0.35%		0.32%		0.27%
Weighted average expected life of the options	5.33	years	5.71	years	5.23	years

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
13.	Shareholders’ equity (continued):
At December 31, 2004, as a result of the exchange offer, the following Wireless’ stock options were exchanged for RCI options:

		Weighted
		average
	Number	exercise
	of options	price

Options outstanding, beginning of year	4,227,097	$24.22
Granted	–	–
Exercised	(1,875,547)	20.70
Forfeited	(85,496)	25.31
Exchanged for RCI options	(2,266,054)	27.09

Options outstanding, end of year	–	–

II.	Employee share accumulation plan:

Effective January 1, 2004, the Company established an employee share accumulation program that allows employees to voluntarily participate in a share purchase program. Under the terms of the program, employees of the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchases, on a monthly basis, Class B Non-Voting shares of the Company on the open market on behalf of the employee. At the end of each quarter, the Company makes a contribution of 25% of the employee’s contribution in the quarter. The administrator then uses this amount to purchase additional shares of the Company on behalf of the employee, as outlined above.

The Company records its contribution as compensation expense, which amounted to $3.0 million for the year ended December 31, 2005 (2004-$1.2 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
13.	Shareholders’ equity (continued):
In addition, employees of Wireless were able to participate in Wireless’ employee share accumulation plan until December 31, 2004. The terms were the same as the RCI plan, except the designated administrator of the plan purchased Class B Restricted Voting shares of Wireless on the open market on behalf of the employee. On December 31, 2004, as a result of the Company’s acquisition of 100% of the outstanding Class B Restricted Voting shares of Wireless, Wireless employees had the option of using their contributions and Wireless’ contributions to purchase RCI Class B Non-Voting shares, or to have their contributions refunded.
III.	Restricted share unit plan:

During 2004, the Company established a restricted share unit plan which enables employees, officers and directors of the Company to participate in the growth and development of the Company by providing such persons with the opportunity, through restricted share units, to acquire a proprietary interest in the Company. Under the terms of the plan, restricted share units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, the Company, at its option, shall redeem all of the participants’ restricted share units in cash or by issuing one Class B Non-Voting share for each restricted share unit. The Company has reserved 2,000,000 Class B Non-Voting shares for issuance under this plan.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
13.	Shareholders’ equity (continued):
At December 31, 2005, 304,117 (2004-50,916) restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period, taking into account fluctuations in the market price of the Class B Non-Voting shares of the Company. Compensation expense for the year ended December 31, 2005 related to these restricted units was $4.3 million (2004-$0.3 million).
14.	Income taxes:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2005	2004

Future income tax assets:
Non-capital income tax loss carryforwards	$1,393,897	$1,219,699
Deductions relating to long-term debt and other transactions denominated in foreign currencies	86,491	98,523
Investments	58,890	64,081
Other deductible differences	149,825	172,759
Property, plant and equipment and inventory	86,755	–

Total future income tax assets	1,775,858	1,555,062
Less valuation allowance	617,838	696,833

	1,158,020	858,229

Future income tax liabilities:
Property, plant and equipment and inventory	–	(35,309)
Goodwill and intangible assets	(679,556)	(795,603)
Other taxable differences	(18,062)	(27,317)

Total future income tax liabilities	(697,618)	(858,229)

Net future income tax asset	460,402	–

Less current portion	(113,150)	–

	$347,252	$–

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
14.	Income taxes (continued):

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in place in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

In making an assessment of whether future income tax assets are more likely than not to be realized, management regularly prepares information regarding the expected use of such assets by reference to its internal income forecasts. Based on management’s estimates of the expected realization of future income tax assets, during 2005 the Company reduced the valuation allowance to reflect that it is more likely than not that certain future income tax assets will be realized. Approximately $451.8 million of the future income tax assets recognized in 2005 relate to future income tax assets arising on the acquisitions of Fido and Sportsnet (note 6(a)). Accordingly, the benefit related to these assets has been reflected as a reduction of goodwill. Any reduction in the valuation allowance related to the remaining unbenefited Fido future income tax assets, aggregating $61.4 million at December 31, 2005, will be recorded as a reduction to purchased goodwill.

As a result of the acquisition of Call-Net, the Company acquired tax assets of approximately $389.9 million against which a valuation allowance has been recorded. Any reduction in the valuation allowance related to the Call-Net future income tax assets will first reduce acquired goodwill, then acquired intangible assets and other income tax expense.

The valuation allowance at December 31, 2005 includes $516.7 million of income tax assets primarily relating to non-capital loss carryforwards and $101.1 million of income tax assets relating to losses on capital account.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
14.	Income taxes (continued):

Total income tax expense (reduction) varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	2005	2004

Statutory income tax rate	36.1%	35.3%

Income tax expense (reduction) on income before income taxes and non-controlling interest	$(15,344)	$5,607
Increase (decrease) in income taxes resulting from:
Change in the valuation allowance for future income tax assets	10,880	(13,440)
Adjustments to future income tax assets and liabilities for changes in substantively enacted rates	(23,293)	(920)
Non-taxable portion of capital gains	(1,750)	(2,391)
Non-deductible foreign exchange on debt and other items	2,167	2,491
Non-deductible portion of accreted interest on Convertible Preferred Securities	–	7,387
Recovery of prior years’ income taxes	–	(6,660)
Non-deductible (non-taxable) amounts from investments accounted for by the equity method	(1,140)	3,715
Stock-based compensation	13,862	5,432
Other items	6,907	(7,995)
Large Corporations Tax	9,866	10,221

Income tax expense	$2,155	$3,447

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
14.	Income taxes (continued):

As at December 31, 2005, the Company has the following non-capital income tax losses available to reduce future years’ income for income tax purposes:

Income tax losses expiring in the year ending December 31:

2006	$479,833
2007	659,371
2008	1,116,873
2009	305,033
2010	197,163
2011	–
2012	–
2013	2,794
2014	706,473
2015	364,616
2016	28,791

$3,860,947

15.	Loss per share:

The following table sets forth the calculation of basic and diluted earnings (loss) per share:

	2005	2004

Numerator:
Loss for the year, basic and diluted	$(44,658)	$(67,142)

Denominator (in thousands):
Weighted average number of shares outstanding – basic and diluted	288,668	240,435

Loss per share:
Basic and diluted	$(0.15)	$(0.28)

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
15.	Loss per share (continued):

For 2005 and 2004, the effect of potentially dilutive securities, including the Convertible Debentures and the Convertible Preferred Securities, were excluded from the computation of diluted earnings (loss) per share as their effect was anti-dilutive. In addition, options totalling approximately 13.2 million (2004 — 18.1 million) that are anti-dilutive are excluded from the calculation for the year ended December 31, 2005.

16.	Pensions:

The Company maintains both contributory and non-contributory defined benefit pension plans that cover most of its employees. The plans provide pensions based on years of service, years of contributions and earnings. The Company does not provide any non-pension post-retirement benefits.

Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based upon career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2004 for certain of the plans and January 1, 2005 for one of the plans. The next actuarial valuation for funding purposes must be of a date no later than January 1, 2006 for one of the plans. For certain other plans, the next actuarial valuation for funding purposes must be of a date no later than January 1, 2007.

The Company also provides supplemental unfunded pension benefits to certain executives. The accrued benefit obligation relating to these supplemental plans amounted to approximately $18.0 million at December 31, 2005 (2004 – $14.1 million) and related expense for 2005 was $3.4 million (2004 – $2.9 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
16.	Pensions (continued):

The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits measured at September 30 for the year ended December 31 are as follows:

	2005	2004

Plan assets, at fair value	$483,822	$402,433
Accrued benefit obligations	574,388	453,318

Deficiency of plan assets over accrued benefit obligations	(90,566)	(50,885)
Employer contributions after measurement date	6,165	4,851
Unrecognized transitional obligation	(38,234)	(48,108)
Unamortized past service	4,145	4,974
Unamortized net actuarial loss	150,601	113,352

Deferred pension asset	$32,111	$24,184

Pension fund assets consist primarily of fixed income and equity securities, valued at market value. The following information is provided on pension fund assets measured at September 30 for the year ended December 31:

	2005	2004

Plan assets, beginning of year	$402,433	$339,071
Actual return on plan assets	66,730	43,053
Contributions by employees	13,871	13,237
Contributions by employer	20,152	25,572
Benefits paid	(19,364)	(18,500)

Plan assets, end of year	$483,822	$402,433

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
16.	Pensions (continued):

Accrued benefit obligations are outlined below measured at September 30 for the year ended December 31:

	2005	2004

Accrued benefit obligations, beginning of year	$453,318	$368,306
Service cost	15,094	11,746
Interest cost	29,538	24,003
Benefits paid	(19,364)	(18,500)
Contributions by employees	13,871	13,237
Actuarial loss	81,931	54,526

Accrued benefit obligations, end of year	$574,388	$453,318

Net plan expense is outlined below:

	2005	2004

Plan cost:
Service cost	$15,094	$11,746
Interest cost	29,538	24,003
Actual return on plan assets	(66,730)	(43,053)
Actuarial loss on benefit obligation	81,931	54,526

Costs	59,833	47,222

Differences between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	37,177	17,900
Actuarial gain	(74,377)	(49,537)
Plan amendments/prior service cost	830	829
Transitional asset	(9,875)	(9,875)

Net pension expense	$13,588	$6,539

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
16.	Pensions (continued):
(a)	Actuarial assumptions:

	2005	2004

Weighted average discount rate for accrued benefit obligations	5.25%	6.25%
Weighted average discount rate for pension expense	6.25%	6.25%
Weighted average rate of compensation increase	4.00%	4.00%
Weighted average expected long-term rate of return on plan assets	7.25%	7.25%

Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of the plan assets. The Company establishes its estimate of the expected rate of return on plans assets based on the fund’s target asset allocation and estimated rate of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities which take into account bond yields. An equity risk premium is then applied to estimate equity returns. Differences between expected and actual return are included in actuarial gains and losses.
The estimated average remaining service periods for the plans range from 9 to 13 years. The Company does not have any curtailment gains or losses.
(b)	Allocation of plan assets:

	Percentage of	Percentage of
	plan assets,	plan assets,	Target asset
	December 31,	December 31,	allocation
Asset category	2005	2004	percentage

Equity securities	59.5%	58.9%	50% to 65%
Debt securities	39.9%	40.2%	35% to 50%
Other (cash)	0.6%	0.9%	0% to 1%

	100.0%	100.0%

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
16.	Pensions (continued):
Plan assets are comprised primarily of pooled funds that invest in common stocks and bonds. The pooled Canadian equity fund has investments in the Company’s equity securities comprising approximately 1% of the pooled fund. This results in approximately $0.8 million (2004 - $0.7 million) of the plans’ assets being indirectly invested in the Company’s equity securities.
The Company makes contributions to the plans to secure the benefits of plan members and invests in permitted investments using the target ranges established by the Pension Committee of the Company. The Pension Committee reviews actuarial assumptions on an annual basis.
(c)	Actual contributions to the plans are as follows:

	Employer	Employee	Total

2004	$19,423	$13,238	$32,661
2005	21,466	14,088	35,554

Expected contributions by the Company in 2006 are estimated to be $31.7 million.
Employee contributions for 2006 are assumed to be at levels similar to 2004 and 2005 on the assumption staffing levels in the Company will remain the same on a year-over-year basis.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
16.	Pensions (continued):
(d)	Expected cash flows:

Expected benefit payments for fiscal year ending:

2006	$24,600
2007	24,300
2008	24,200
2009	24,000
2010	23,900

121,000

Next 5 years	124,800

$245,800

Blue Jays and Fido each have defined contribution plans with total pension expense of $5.3 million in 2005 (2004 - $0.9 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
17.	Segmented information:
(a)	Operating segments:

The Company provides wireless services, cable services and, through Media, radio and television broadcasting and the publication of magazines and periodicals. All of these operating segments are substantially in Canada. With the acquisition of Call-Net in 2005, the Company also provides wireline long distance, data and local telecommunication services reported in the Telecom segment. Effective January 1, 2005, Blue Jays Holdco Inc. became a reporting unit of Media and as a result, will be reported as part of the Media operating segment commencing in 2005 (restated for 2004). Information by operating segment for the years ended December 31, 2005 and 2004 are as follows:

					Corporate
					items and	Consolidated
2005	Wireless	Cable	Media	Telecom	eliminations	Total

Operating revenue	$4,006,658	$2,067,733	$1,097,176	$423,890	$(113,303)	$7,482,154

Cost of sales	773,215	157,466	157,710	207,757	–	1,296,148
Sales and marketing expenses	603,823	262,764	199,442	56,319	–	1,122,348
Operating, general and administrative expenses	1,238,964	928,900	612,178	109,272	(35,701)	2,853,613
Integration expenses	53,607	–	–	4,602	8,267	66,476
Management fees	12,025	41,355	15,322	–	(68,702)	–
Depreciation and amortization	615,710	483,946	52,019	70,653	255,683	1,478,011

Operating income (loss)	709,314	193,302	60,505	(24,713)	(272,850)	665,558
Interest on long-term debt	(405,344)	(244,859)	(8,813)	(6,702)	(44,361)	(710,079)
Intercompany:
Interest expense	37,050	(18,796)	(4,337)	(5,760)	(8,157)	–
Loss on repayment of long-term debt	–	(9,799)	–	(17,460)	16,017	(11,242)
Change in fair value of derivative instruments	(27,324)	2,151	–	–	5	(25,168)
Foreign exchange gain (loss)	25,697	2,373	1,326	10,418	(4,337)	35,477
Investment and other income (expense)	(5,669)	4,043	2,120	(1,691)	4,148	2,951
Income tax reduction (expense)	84,358	(4,837)	14,298	64	(96,038)	(2,155)

Net income (loss) for the year	$418,082	$(76,422)	$65,099	$(45,844)	$(405,573)	$(44,658)

Additions to PP&E	$584,922	$676,243	$39,635	$37,352	$15,644	$1,353,796

Goodwill acquired/ adjustments (note 6(a))	$(527,044)	$—	$(14,286)	$190,977	$(2,547)	$(352,900)

Goodwill	$1,212,422	$926,445	$705,943	$190,977	$—	$3,035,787

Identifiable assets	$8,792,781	$4,065,782	$1,320,774	$561,716	$(906,764)	$13,834,289

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
17.	Segmented information (continued):

				Corporate
				items and	Consolidated
2004	Wireless	Cable	Media	eliminations	Total

Operating revenue	$2,783,525	$1,945,655	$956,962	$(77,893)	$5,608,249

Cost of sales	509,540	145,936	142,381	–	797,857
Sales and marketing expenses	444,379	248,754	190,489	–	883,622
Operating, general and administrative expenses	874,800	842,306	508,720	(37,612)	2,188,214
Integration expenses	4,415	–	–	–	4,415
Management fees	11,675	38,913	13,661	(64,249)	–
Depreciation and amortization	497,674	486,038	67,342	41,497	1,092,551

Operating income (loss)	441,042	183,708	34,369	(17,529)	641,590
Interest on long-term debt	(219,366)	(247,365)	(14,043)	(95,224)	(575,998)
Intercompany:
Interest expense	(7,196)	(552)	(42,225)	49,973	–
Dividends	–	–	42,915	(42,915)	–
Loss on repayment of long-term debt	(2,313)	(18,013)	–	(7,884)	(28,210)
Change in fair value of derivative instruments	(7,796)	34,570	–	–	26,774
Foreign exchange gain (loss)	(46,714)	(41,089)	(154)	20,402	(67,555)
Investment and other income (expense)	7,939	(872)	(19,522)	31,740	19,285
Income tax reduction (expense)	(6,487)	(1,196)	(2,606)	6,842	(3,447)
Non-controlling interest	–	–	–	(79,581)	(79,581)

Net income (loss) for the year	$159,109	$(90,809)	$(1,266)	$(134,176)	$(67,142)

Additions to PP&E	$439,157	$587,906	$20,322	$7,553	$1,054,938

Goodwill acquired/adjustments (note 6(a))	$1,360,746	$–	$148,530	$(12,225)	$1,497,051

Goodwill	$1,739,465	$926,445	$720,229	$2,548	$3,388,687

Identifiable assets	$5,054,803	$3,861,925	$1,224,559	$3,131,451	$13,272,738

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
17.	Segmented information (continued):
(b)	Product revenue:

Revenue from external customers is comprised of the following:

	2005	2004

Wireless:
Post-paid (voice and data)	$3,383,444	$2,361,128
Prepaid	209,588	116,658
One-way messaging	19,628	24,480
Equipment sales	393,998	281,259

	4,006,658	2,783,525

Cable:
Cable	1,298,956	1,253,053
Internet	440,664	378,912
Rogers Home Phone	4,938	–
Video store operations	326,926	316,954
Intercompany eliminations	(3,751)	(3,264)

	2,067,733	1,945,655

Media:
Advertising	503,948	470,768
Circulation and subscription	137,247	126,852
Retail	251,792	230,865
Other	55,496	71,278
Blue Jays	148,693	57,199

	1,097,176	956,962

Telecom:
Consumer	149,010	–
Business	274,880	–

	423,890	–

Corporate items and intercompany eliminations	(113,303)	(77,893)

	$7,482,154	$5,608,249

As a result of changes to the Company’s internal management reporting in January 2006, the Company’s reporting segments will change.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
18.	Related party transactions:
The Company entered into the following related party transactions:

(a)	The Company has entered into certain transactions in the normal course of business with AWE, a shareholder of Wireless until October 13, 2004, and with certain broadcasters in which the Company has an equity interest.

The programming rights acquired from the Blue Jays in 2004 represent the rights acquired from January 1, 2004 to July 30, 2004, after which time, the Blue Jays were consolidated.

The amounts billed (paid) to AWE represent amounts to October 13, 2004, after which AWE was no longer a related party.

	2005	2004

Roaming revenue billed to AWE	$–	$12,146
Roaming expenses paid to AWE	–	(8,977)
Fees paid to AWE for over air activation	–	(31)
Programming rights acquired from the Blue Jays	–	(7,972)
Access fees paid to broadcasters accounted for by the equity method	(18,424)	(19,011)

	$(18,424)	$(23,845)

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

(b)	The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or its subsidiary companies, which are measured at their exchange amounts, being the amounts agreed to by the related parties. Total amounts paid by the Company to these related parties are as follows:

	2005	2004

Legal services and commissions paid on premiums for insurance coverage	$5,358	$4,042
Telecommunication and programming services	1,555	6,340
Interest charges and other financing fees	21,960	37,809

	$28,873	$48,191

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
18.	Related party transactions (continued):
(c)	The Company made payments to (received from) companies controlled by the controlling shareholder of the Company as follows:

	2005	2004

Dividends paid on Class A Preferred shares of Blue Jays Holdco Inc. (note 7(a))	$–	$2,744
Charges to the Company for business use of aircraft	606	473
Charges by the Company for rent and reimbursement of office and personnel costs	(148)	(125)

	$458	$3,092

During 2005, with the approval of the Board of Directors, the Company entered into an arrangement to sell to the controlling shareholder of the Company, for $13 million in cash, the shares in two wholly-owned subsidiaries whose only asset will consist of tax losses aggregating approximately $100 million. The terms of the transaction were reviewed and approved by a Special Committee of the Board of Directors comprised of independent directors. The Special Committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view. The sale of the tax losses will be completed by mid 2006. For accounting purposes, the Company has recorded in the consolidated balance sheet at December 31, 2005 a future tax asset of $13 million, representing the amount the Company will receive from the controlling shareholder for the tax losses when the sale is completed. In addition, a corresponding $13 million was recorded as a reduction of income tax expense in 2005 in the consolidated statement of income.
19.	Financial instruments:
(a)	Fair values:
The Company has determined the fair values of its financial instruments as follows:

(i)	The carrying amounts in the consolidated balance sheets of cash and cash equivalents, accounts receivable, amounts receivable from employees under share purchase plans, mortgages and loans receivable, bank advances arising from outstanding cheques and accounts payable and accrued liabilities approximate fair values because of the short-term nature of these instruments.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
19.	Financial instruments (continued):
(ii)	Investments:

The fair values of investments that are publicly traded, are determined by the quoted market values for each of the investments (note 7). Management believes that the fair values of other investments are not significantly different from their carrying amounts.

(iii)	Long-term receivables:

The fair values of long-term receivables approximate their carrying amounts since the interest rates approximate current market rates.

(iv)	Long-term debt:

The fair values of each of the Company’s long-term debt instruments are based on the period-end trading values, except as noted below.

(v)	Derivative instruments:

The fair values of the Company’s interest exchange agreements, cross-currency interest rate exchange agreements and other derivative instruments are based on values quoted by the counterparties to the agreements.

The estimated fair values of the Company’s long-term debt and related derivative instruments as at December 31, 2005 and 2004 are as follows:

	2005		2004
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Liability:
Long-term debt	$7,739,551	$8,095,057	$8,541,097	$8,861,038	(1)
Derivative instruments (2)	738,161	1,335,337	626,896	945,767

	$8,477,712	$9,430,394	$9,167,993	$9,806,805

(1)	The fair value of the Convertible Preferred Securities was not readily determinable and are, therefore, included at their carrying value of $490.7 million at December 31, 2004.

(2)	Excludes deferred transitional gain of $63.4 million (2004 - $73.5 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
19.	Financial instruments (continued):
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

At December 31, 2005, 85.2% of U.S. dollar-denominated debt (2004 — 81.1%) was protected from fluctuations in the foreign exchange between the U.S. and Canadian dollars by the total derivative instruments.

The credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA. The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company’s assessment of the creditworthiness of the counterparties. The obligations under U.S. $4,801.8 million (2004 — U.S. $5,135.3 million) aggregate notional amount of the cross-currency interest rate exchange agreements are secured by substantially all of the assets of the respective subsidiary companies to which they relate and generally rank equally with the other secured indebtedness of such subsidiary companies.

(vi)	Other long-term liabilities:

The carrying amounts of other long-term liabilities approximate fair values as the interest rates approximate current rates.
(b)	Other disclosures:

The Company does not have any significant concentrations of credit risk related to any financial asset.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
20.	Commitments:
(a)	On September 16, 2005, the Company announced a joint venture with Bell Canada to build and manage a nationwide fixed wireless broadband network. The companies will jointly and equally fund the initial network deployment costs estimated at $200 million over a three year period. The Company will also contribute its broadband wireless spectrum in the 2.3 GHz, 2.5 GHz and 3.5 GHz frequency ranges, subject to approvals from Industry Canada.

(b)	RCI enters into agreements with suppliers to provide services and products that include minimum spend commitments. The Company has agreements with certain telephone companies that guarantee the long-term supply of network facilities and agreements relating to the operations and maintenance of the network.

(c)	In the ordinary course of business and in addition to the amounts recorded on the consolidated balance sheets and disclosed elsewhere in the notes, the Company has entered into agreements to acquire broadcasting rights to programs and films over the next three years at a total cost of approximately $57.7 million. In addition, the Company has commitments to pay access fees over the next year totalling approximately $18.4 million.

(d)	On February 7, 2005, the Company was awarded a share of the broadcast rights to the 2010 Olympic Winter Games and the 2012 Olympic Summer Games at a cost of U.S. $30.6 million.

(e)	The Company has a 33.33% interest in each of Tech TV Canada and Biography Channel Canada, which are equity-accounted investments. The Company has committed to fund its share of the losses and PP&E expenditures in these new channels to a maximum of $8.8 million, through equity financing and shareholder loans. As at December 31, 2005, the Company has funded a total of $5.9 million.

(f)	Pursuant to CRTC regulation, the Company is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC-approved independent production fund. The Company estimates that its total contribution for 2006 will amount to approximately $34.1 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
20.	Commitments (continued):
(g)	In addition to the items listed above, the future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers and commitments for player contracts and other contracts at December 31, 2005 are as follows:

Year ending December 31:
2006	$214,123
2007	187,992
2008	143,284
2009	126,154
2010	90,012
2011 and thereafter	80,191

$841,756

Rent expense for 2005 amounted to $194.3 million (2004 — $134.2 million).
21.	Guarantees:
The Company has entered into agreements that contain features which meet the definition of a guarantee under GAAP. A description of the major types of such agreements is provided below:
(a)	Business sale and business combination agreements:

As part of transactions involving business dispositions, sales of assets or other business combinations, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
21.	Guarantees (continued):
The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2005 or 2004. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

(b)	Sales of services:

As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2005 or 2004. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

(c)	Purchases and development of assets:

As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

The Company is unable to make a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2005 or 2004. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
21.	Guarantees (continued):
(d)	Indemnifications:

The Company indemnifies its directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers as well as those of its subsidiaries.
22.	Contingent liabilities:
(a)	On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against Wireless and other providers of wireless communications services in Canada. The proceeding involves allegations by Wireless customers of breach of contract, misrepresentation and false advertising with respect to the system access fee charged by Wireless to some of its customers. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. Wireless believes it has good defences to the allegations. The proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class action. In addition, on December 9, 2004, Wireless was served with a court order compelling it to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to its system access fee.

(b)	On April 21, 2004, a proceeding was brought against Fido and its subsidiary, Fido Solutions Inc. and others alleging breach of contract, breach of confidence, misuse of confidential information, breach of a duty of loyalty, good faith and to avoid a conflict of duty and self-interest, and conspiracy. The plaintiff is seeking damages in the amount of $160 million. The proceeding is at an early stage. Wireless believes it has good defences to the claim.

(c)	The Company believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. The Company’s tax filings are subject to audits which could materially change the amount of current and future income tax assets and liabilities, and could, in certain circumstances, result in the assessment of interest and penalties.

(d)	There exist certain other claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
23.	Canadian and United States accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP, as applied in the United States, differs from that applied in Canada.

If United States GAAP were employed, loss for the year in each year would be adjusted as follows:

	2005	2004

Loss for the year based on Canadian GAAP	$(44,658)	$(67,142)
Gain on sale of cable systems (b)	(4,028)	(4,028)
Pre-operating costs (c)	(8,621)	5,348
Equity instruments (d)	15,818	18,526
Capitalized interest, net (e)	2,879	3,061
Financial instruments (h)	(285,775)	(188,420)
Stock-based compensation (i)	14,113	15,091
Income taxes (k)	(2,090)	8,374
Installation revenues, net (l)	1,706	2,744
Loss on repayment of long-term debt (m)	–	(28,760)
Interest expense (n)	(2,499)	–
Non-controlling interest	–	(36,630)
Other	559	1,211

Loss for the year based on United States GAAP	$(312,596)	$(270,625)

Basic and diluted loss per share based on United States GAAP	$(1.08)	$(1.13)

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
23.	Canadian and United States accounting policy differences (continued):

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	2005	2004

Shareholders’ equity based on Canadian GAAP	$3,527,615	$2,385,334
Gain on sale and issuance of subsidiary shares to non-controlling interest (a)	46,245	46,245
Gain on sale of cable systems (b)	116,909	120,937
Pre-operating costs (c)	(12,127)	(3,506)
Equity instruments (d)	–	(98,098)
Capitalized interest (e)	43,927	41,047
Unrealized holding gains on investments (f)	139,384	152,267
Acquisition of Cable Atlantic (g)	34,673	34,673
Financial instruments (h)	(533,788)	(248,013)
Minimum pension liability (j)	(20,423)	(20,970)
Income taxes (k)	(253,567)	(253,567)
Installation revenues, net (l)	4,450	2,744
Loss on repayment of long-term debt (m)	(28,760)	(28,760)
Acquisition of Wireless (n)	3,095	2,927
Non-controlling interest effect of adjustments	(95,031)	(95,031)
Other	(15,270)	(15,829)

Shareholders’ equity based on United States GAAP	$2,957,332	$2,022,400

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:
(a)	Gain on sale and issuance of subsidiary shares to non-controlling interest:

Under United States GAAP, the carrying value of the Company’s investment in Wireless would be lower than the carrying value under Canadian GAAP as a result of certain differences between Canadian and United States GAAP, as described herein. This results in an increase to the gain on sale and dilution under United States GAAP.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
23.	Canadian and United States accounting policy differences (continued):
(b)	Gain on sale of cable systems:

Under Canadian GAAP, the cash proceeds on the non-monetary exchange of the cable assets in 2000 were recorded as a reduction in the carrying value of PP&E. Under United States GAAP, a portion of the cash proceeds received must be recognized as a gain in the consolidated statements of income on an after-tax basis. The gain amounted to $40.3 million before income taxes.

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company’s cable television systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable television systems. Under United States GAAP, the Company included the gain on sale of the cable television systems in income, net of related future income taxes.

As a result of these transactions, amortization expense under United States GAAP was increased in subsequent years.

(c)	Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, these costs are expensed as incurred.

(d)	Equity instruments:

Under Canadian GAAP, the fair value of the liability component of the Convertible Preferred Securities of $388.0 million at the date of issuance was recorded as long-term debt. This liability component was being accreted up to the $600.0 million face value of the Convertible Preferred Securities over the term to maturity. This accretion was charged to interest expense. Under Canadian GAAP, the value of the conversion feature of $188.0 million was recorded in shareholders’ equity.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
23.	Canadian and United States accounting policy differences (continued):
Under United States GAAP, the fair value of the conversion feature was not permitted to be separately recorded. The fair value of the liability component of $576.0 million at issuance was recorded outside of shareholders’ equity and was being accreted up to the $600.0 million face value of the Convertible Preferred Securities over the term to maturity. This accretion was charged to interest expense.

During 2005, the Convertible Preferred Securities were converted to Class B Non-Voting shares (note 11(a)(iii)).

(e)	Capitalized interest:

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

(f)	Unrealized holding gains and losses on investments:

United States GAAP requires that certain investments in equity securities that have readily determinable fair values be stated in the consolidated balance sheets at their fair values. The unrealized holding gains and losses from these investments, which are considered to be “available-for-sale securities” under United States GAAP, are included as a separate component of shareholders’ equity and comprehensive income, net of related future income taxes.

(g)	Acquisition of Cable Atlantic:

United States GAAP requires that shares issued in connection with a purchase business combination be valued based on the market price at the announcement date of the acquisition, whereas Canadian GAAP had required such shares be valued based on the market price at the consummation date of the acquisition. Accordingly, the Class B Non-Voting shares issued in respect of the acquisition of Cable Atlantic in 2001 were recorded at $35.4 million more under United States GAAP than under Canadian GAAP. This resulted in an increase to goodwill in this amount, with a corresponding increase to contributed surplus in the amount of $35.4 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
23.	Canadian and United States accounting policy differences (continued):
(h)	Financial instruments:

Under Canadian GAAP, the Company accounts for certain of its cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges, but instead changes in the fair value of the derivative instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately. Foreign exchange translation gains and losses arising from change in period-end foreign exchange rates on the respective long-term debt are also recognized in income.

Under United States GAAP, as a result of the adoption of United States Financial Accounting Standard Board’s (“FASB”) Statement (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) effective January 1, 2001, the Company recorded a cumulative transition adjustment representing the adjustment necessary to reflect the derivatives at their fair values at that date, net of the offsetting gains/losses on the associated hedged long-term debt. In March 2004, $11.4 million of this cumulative transition adjustment was written off as a result of the repayment of the long-term debt to which it relates (note 23(m)).

(i)	Stock-based compensation:

Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair value method of recognizing stock-based compensation expense. For United States GAAP purposes, the intrinsic value method is used to account for stock-based compensation of employees. Compensation expense of $34.7 million (2004 — $15.1 million) recognized under Canadian GAAP would not be recognized under United States GAAP for the year ended December 31, 2004. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant; therefore, there is no expense under the intrinsic value method for United States GAAP purposes for the years ended December 31, 2005 and 2004.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
23.	Canadian and United States accounting policy differences (continued):
Effective January 1, 2004, the Blue Jays were determined to be a variable interest entity for United States GAAP purposes and, as a result, their results were consolidated from that date (note 23(o)). As such, the employees of the Blue Jays were considered employees of the Company effective January 1, 2004 for United States GAAP purposes. The intrinsic value of the options of Blue Jays’ employees was calculated as at January 1, 2004 as nil. Prior to 2004, the Blue Jays’ employees were not considered employees of the Company.

Under United States GAAP, unvested options that were issued as consideration for the acquisition of the remaining shares of RWCI on December 31, 2004 were revalued at this date with the resulting intrinsic value of $38.3 million recorded as unearned compensation cost. Unearned compensation cost is recognized as compensation expense over the remaining vesting period. During 2005, under United States GAAP, $20.7 million of compensation expense was recorded related to these options.

(j)	Minimum pension liability:

Under United States GAAP, the Company is required to record an additional minimum pension liability for one of its plans to reflect the excess of the accumulated benefit obligation over the fair value of the plan assets. Other comprehensive income has been increased by $0.4 million (2004 — charged with $8.5 million), which is net of income taxes of $0.2 million (2004 — $4.6 million). No such adjustments are required under Canadian GAAP.

(k)	Income taxes:

Included in the caption “Income taxes” is the tax effect of various adjustments where appropriate. Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under United States GAAP, future income tax assets and liabilities are only remeasured for enacted tax rates.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
23.	Canadian and United States accounting policy differences (continued):
(l)	Installation revenues and costs:

For Canadian GAAP purposes, cable installation revenues for both new connects and re-connects are deferred and amortized over the customer relationship period. For United States GAAP purposes, installation revenues are immediately recognized in income to the extent of direct selling costs, with any excess deferred and amortized over the customer relationship period.

(m)	Loss on repayment of long-term debt:

On March 26, 2004, the Company repaid long-term debt resulting in a loss on early repayment of long-term debt of $2.3 million. This loss included, among other items, a $40.2 million gain on the realization of the deferred transitional gain related to cross-currency interest rate exchange agreements which were unwound in connection with the repayment of long-term debt. Under United States GAAP, the Company records cross-currency interest rate exchange agreements at fair value. Therefore, under United States GAAP, the deferred transition gain realized under Canadian GAAP would be reduced by $28.8 million, representing the $40.2 million gain net of realization of a gain of $11.4 million, related to the deferred transition adjustment that arose on the adoption of SFAS 133 (note 23(h)).

(n)	Acquisition of Wireless:

At December 31, 2004, the Company acquired the outstanding shares of Wireless not owned by the Company and exchanged the outstanding stock options of Wireless for stock options in the Company (note 3(b)). United States GAAP requires that the intrinsic value of the unvested options issued be determined as of the consummation date of the transaction and be recorded as deferred compensation. Canadian GAAP requires that the fair value of unvested options be recorded as deferred compensation. Under United States GAAP, this results in an increase in goodwill in the consolidated accounts of the Company of $5.6 million, with a corresponding adjustment to contributed surplus.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
23.	Canadian and United States accounting policy differences (continued):
Under Canadian GAAP, as part of the purchase price equation, the derivative instruments of Wireless were recorded at their fair value at the date of acquisition (note 3(b)). The fair value increment is amortized to interest expense over the remaining terms of the derivative instruments. Under United States GAAP, the derivative instruments are recorded at fair value. Therefore, under United States GAAP, the fair value increment related to derivative instruments is reduced by $20.1 million with an offsetting decrease to goodwill. As a consequence, the amortization of the fair value increment is not required under United States GAAP.

(o)	Blue Jays:

Under United States GAAP, FASB Interpretation No. 46, Consolidation of Variable Interest Entities, requires the Company to consolidate the results of the Blue Jays effective January 1, 2004. Under Canadian GAAP, the Company consolidated the Blue Jays effective July 31, 2004. Therefore, the United States GAAP consolidated balance sheet as at December 31, 2004 and net income of the Company for the year then ended would be unchanged from that of Canadian GAAP as the Company recorded 100% of the losses of the Blue Jays. Under United States GAAP, consolidation from January 1, 2004 to July 31, 2004 would result in an increase in revenues of $75.0 million, cost of sales would increase by $70.1 million, sales and marketing costs would increase by $3.8 million, operating general and administrative expenses would increase by $17.8 million, depreciation and amortization would increase by $5.8 million, operating income would be reduced by $22.6 million and losses from equity method investments would decrease by $22.6 million.

(p)	Statements of cash flows:
(i)	Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before change in non-cash operating items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
23.	Canadian and United States accounting policy differences (continued):
(ii)	Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the total increase in cash and cash equivalents in 2004 in the amount of $254.3 million reflected in the consolidated statements of cash flows would be decreased by $10.3 million and financing activities cash flows would decrease by $10.3 million. The total decrease in cash and cash equivalents in 2005 in the amount of $347.9 million reflected in the consolidated statements of cash flows would be decreased by $104.0 million and financing activities cash flows would be increased by $104.0 million.
(q)	Statement of comprehensive income:

United States GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders’ equity, except those arising from transactions with shareholders.

	2005	2004

Net loss based on United States GAAP	$(312,596)	$(270,625)
Other comprehensive income, net of income taxes:
Unrealized holding gains (losses) arising during the year, net of income taxes	(1,138)	69,586
Realized gains included in income, net of income tax	(9,463)	(10,567)
Realized losses included in income	–	1,650
Minimum pension liability, net of income taxes	354	(8,483)

Comprehensive loss based on United States GAAP	$(322,843)	$(218,439)

(r)	Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2005 were $1,068.6 million (2004 – $1,100.9 million). At December 31, 2005, accrued liabilities in respect of PP&E totalled $104.0 million (2004 – $116.0 million), accrued interest payable totalled $113.1 million (2004 - $117.6 million), accrued liabilities related to payroll totalled $176.6 million (2004 - $173.3 million), and CRTC commitments totalled $40.4 million (2004 — $56.5 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
23.	Canadian and United States accounting policy differences (continued):
(s)	Pensions:

The Company implemented SFAS No. 132, Employers Disclosures about Pensions and Other Post-retirement Benefits — an amendment of FASB Statement No. 87, 88 and 106 in 2004. The following summarizes the additional disclosures required and different pension-related amounts recognized or disclosed in the Company’s accounts under United States GAAP:

	2005	2004

Current service cost (employer portion)	$15,094	$11,746
Interest cost	29,538	24,003
Expected return on plan assets	(29,554)	(25,153)
Amortization:
Transitional asset	(9,875)	(9,875)
Realized gains included in income	830	829
Net actuarial loss	7,555	4,989

Net periodic pension cost	$13,588	$6,539

Accrued benefit asset	$12,944	$3,214
Accumulated other comprehensive loss	19,167	20,970

Net amount recognized in balance sheet	$32,111	$24,184

Under United States GAAP, the accrued benefit liability related to the Company’s supplemental unfunded pension benefits for certain executives was $15.6 million (2004 - $12.5 million), the intangible asset was $5.0 million (2004 – $6.5 million) and the accumulated other comprehensive loss was $1.3 million (2004 – nil).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
23.	Canadian and United States accounting policy differences (continued):
(t)	Recent United States accounting pronouncements:

SFAS 123(R), Share-Based Payment, as revised, is effective for fiscal 2006 of the Company. This revised standard requires companies to recognize in the income statement, the grant-date fair value of stock options and other equity-based compensation issued to employees. The fair value of liability-classified awards is remeasured subsequently at each reporting date through the settlement date while the fair value of equity-classified awards is not subsequently remeasured. The alternative to use the intrinsic value method of Accounting Principles Board (“APB”) Opinion 25, which the Company has chosen for United States GAAP purposes, is eliminated with this revised standard. The Company is currently evaluating the impact of this revised standard.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory cost incurred in fiscal years beginning after June 15, 2005. As such, the Company is required to adopt these provisions at the beginning of fiscal 2006. The Company is currently evaluating the impact of this revised standard.

SFAS 153, Exchanges Of Non-Monetary Assets – an Amendment of APB Opinion 29, was issued in December 2004. APB Opinion 29 is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of assets exchanged. SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard is effective for the Company for non-monetary asset exchanges occurring in fiscal 2006 and will be applied prospectively. The Company is currently evaluating the impact of this revised standard.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2005 and 2004
23.	Canadian and United States accounting policy differences (continued):
In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently evaluating the impact of the new standard.
24.	Subsequent events:

On January 3, 2006, the Company redeemed all of Telecom’s remaining 10.625% Senior Secured Notes due 2008. The total redemption amount was U.S. $23.2 million including a redemption premium of U.S. $1.2 million.

On January 4, 2006, the Company completed the acquisition of certain real estate assets in Brampton, Ontario, Canada for $96.3 million in cash, net of adjustments, and including taxes and title insurance. The total purchase price for the acquisition was $99.3 million including a $3.0 million deposit made in 2005.

On January 6, 2006 the Company paid a semi-annual dividend of $23.5 million to the shareholders of record on December 28, 2005.

Upon maturity on February 14, 2006, the Company redeemed its $75.0 million Senior Notes.